FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of February 21st, 2024

TENARIS, S.A.

(Translation of Registrant's name into English)

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F    ✓   Form 40-F ___

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris S.A. Consolidated Financial Statements for the years ended 2023, 2022 and 2021.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 21st, 2024

Tenaris, S.A.

By: /s/ Giovanni Sardagna

Giovanni Sardagna

Investor Relations Officer

CONSOLIDATED FINANCIAL STATEMENTS

For the years ended 2023, 2022 and 2021

TENARIS S.A.
26, Boulevard Royal - 4th Floor
L-2449 - Luxembourg
R.C.S. Luxembourg: B 85203

Tenaris

Consolidated Financial Statements For the years ended 2023, 2022 and 2021 - all amounts in thousands of U.S. dollars, unless otherwise stated

CONSOLIDATED INCOME STATEMENTS

		Year ended December 31,
	Notes	2023	2022	2021

Net sales	1	14,868,860	11,762,526	6,521,207
Cost of sales	2	(8,668,915)	(7,087,739)	(4,611,602)
Gross profit		6,199,945	4,674,787	1,909,605
Selling, general and administrative expenses	3	(1,919,307)	(1,634,575)	(1,206,569)
Impairment charge	5	-	(76,725)	(57,075)
Other operating income	6	53,043	104,497	68,245
Other operating expenses	6	(17,273)	(104,709)	(6,697)
Operating income		4,316,408	2,963,275	707,509
Finance income	7	213,474	80,020	38,048
Finance cost	7	(106,862)	(45,940)	(23,677)
Other financial results	7	114,365	(40,120)	8,295
Income before equity in earnings of non-consolidated companies and income tax		4,537,385	2,957,235	730,175
Equity in earnings of non-consolidated companies	8	95,404	208,702	512,591
Income before income tax		4,632,789	3,165,937	1,242,766
Income tax	9	(674,956)	(617,236)	(189,448)
Income for the year		3,957,833	2,548,701	1,053,318

Attributable to:
Shareholders' equity		3,918,065	2,553,280	1,100,191
Non-controlling interests		39,768	(4,579)	(46,873)
		3,957,833	2,548,701	1,053,318
Earnings per share attributable to shareholders' equity during the year:
Weighted average number of outstanding ordinary shares (thousands)		1,178,738	1,180,537	1,180,537

Basic and diluted earnings per share (U.S. dollars per share)		3.32	2.16	0.93
Basic and diluted earnings per ADS (U.S. dollars per ADS) (*)		6.65	4.33	1.86

(*) Each ADS equals two shares.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Financial Statements For the years ended 2023, 2022 and 2021 - all amounts in thousands of U.S. dollars, unless otherwise stated

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year ended December 31,
	2023	2022	2021

Income for the year	3,957,833	2,548,701	1,053,318
Items that may be subsequently reclassified to profit or loss:
Currency translation adjustment	38,937	(23,710)	(81,953)
Reclassification of currency translation adjustment reserve (*)	(878)	(71,252)	-
Change in value of cash flow hedges and instruments at fair value (**)	(112,433)	(5,186)	(1,178)
Income tax relating to components of other comprehensive income	(24,591)	-	(1,511)
From participation in non-consolidated companies:
- Currency translation adjustment	110,801	7,336	(11,085)
- Changes in the value of cash flow hedges and instruments at fair value	(47,963)	1,435	13
	(36,127)	(91,377)	(95,714)
Items that will not be reclassified to profit or loss:
Remeasurements of post-employment benefit obligations	(6,816)	13,577	14,648
Income tax on items that will not be reclassified	2,204	(2,673)	(5,137)
Remeasurements of post-employment benefit obligations of non-consolidated companies	(4,083)	3,588	3,829
	(8,695)	14,492	13,340
Other comprehensive (loss) for the year	(44,822)	(76,885)	(82,374)
Total comprehensive income for the year	3,913,011	2,471,816	970,944

Attributable to:
Shareholders' equity	3,873,213	2,476,373	1,016,434
Non-controlling interests	39,798	(4,557)	(45,490)
	3,913,011	2,471,816	970,944

(*) During 2022 as a result of NKKTubes’ definitive cease of operations, the currency translation adjustment reserve belonging to the shareholders was reclassified with impact in the income statement. For more information see note 36 “Termination of NKKTubes joint venture”.

(**) Mainly related to the change in the fair value of U.S. dollar-denominated Argentine bonds. For more information see note 29.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Financial Statements For the years ended 2023, 2022 and 2021 - all amounts in thousands of U.S. dollars, unless otherwise stated

Consolidated STATEMENTS OF FINANCIAL POSITION

		At December 31, 2023		At December 31, 2022
	Notes
ASSETS
Non-current assets
Property, plant and equipment, net	11	6,078,179		5,556,263
Intangible assets, net	12	1,377,110		1,332,508
Right-of-use assets, net	13	132,138		111,741
Investments in non-consolidated companies	14	1,608,804		1,540,646
Other investments NC	20	405,631		119,902
Deferred tax assets	22	789,615		208,870
Receivables, net	15	185,959	10,577,436	211,720	9,081,650
Current assets
Inventories, net	16	3,921,097		3,986,929
Receivables and prepayments, net	17	228,819		183,811
Current tax assets	18	256,401		243,136
Trade receivables, net	19	2,480,889		2,493,940
Derivative financial instruments CA	26	9,801		30,805
Other investments C	20	1,969,631		438,448
Cash and cash equivalents	20	1,637,821	10,504,459	1,091,527	8,468,596
Total assets			21,081,895		17,550,246
EQUITY
Shareholders' equity			16,842,972		13,905,709
Non-controlling interests			187,465		128,728
Total equity			17,030,437		14,034,437
LIABILITIES
Non-current liabilities
Borrowings	21	48,304		46,433
Lease liabilities	13	96,598		83,616
Derivative financial instruments	26	255		-
Deferred tax liabilities	22	631,605		269,069
Other liabilities	23 (i)	271,268		230,142
Provisions	24	101,453	1,149,483	98,126	727,386
Current liabilities
Borrowings	21	535,133		682,329
Lease liabilities	13	37,835		28,561
Derivative financial instruments	26	10,895		7,127
Current tax liabilities	18	488,277		376,240
Other liabilities	23 (ii)	422,645		260,614
Provisions	25 (ii)	35,959		11,185
Customer advances		263,664		242,910
Trade payables		1,107,567	2,901,975	1,179,457	2,788,423
Total liabilities			4,051,458		3,515,809
Total equity and liabilities			21,081,895		17,550,246

Contingencies, commitments and restrictions on the distribution of profits are disclosed in note 27 to these Consolidated Financial Statements.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Financial Statements For the years ended 2023, 2022 and 2021 - all amounts in thousands of U.S. dollars, unless otherwise stated

Consolidated statementS of changes in equity

	Shareholders' equity
	Share Capital (1)	Treasury Shares (2)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (3)	Retained Earnings (4)	Total	Non- controlling interests	Total

Balance at December 31, 2022	1,180,537	-	118,054	609,733	(1,138,681)	(325,572)	13,461,638	13,905,709	128,728	14,034,437
Income for the year	-	-	-	-	-	-	3,918,065	3,918,065	39,768	3,957,833
Currency translation adjustment	-	-	-	-	38,587	-	-	38,587	350	38,937
Reclassification of currency translation adjustment reserve	-	-	-	-	(878)	-	-	(878)	-	(878)
Remeasurements of post-employment benefit obligations, net of taxes	-	-	-	-	-	(3,096)	(1,196)	(4,292)	(320)	(4,612)
Change in value of instruments at fair value through other comprehensive income and cash flow hedges, net of taxes (5)	-	-	-	-	-	(137,024)	-	(137,024)	-	(137,024)
From other comprehensive income of non-consolidated companies	-	-	-	-	110,801	(52,046)	-	58,755	-	58,755
Other comprehensive (loss) income for the year	-	-	-	-	148,510	(192,166)	(1,196)	(44,852)	30	(44,822)
Total comprehensive income (loss) for the year	-	-	-	-	148,510	(192,166)	3,916,869	3,873,213	39,798	3,913,011
Repurchase of own shares (2)	-	(213,739)	-	-	-	-	-	(213,739)	-	(213,739)
Shares to be settled under buyback program (6)	-	-	-	-	-	(86,240)	-	(86,240)	-	(86,240)
Acquisition and other changes in non-controlling interests (7)	-	-	-	-	-	-	540	540	37,906	38,446
Dividends paid in cash	-	-	-	-	-	-	(636,511)	(636,511)	(18,967)	(655,478)
Balance at December 31, 2023	1,180,537	(213,739)	118,054	609,733	(990,171)	(603,978)	16,742,536	16,842,972	187,465	17,030,437

(1) The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of $1.00 per share. As of December 31, 2023 there were 1,180,536,830 shares issued. All issued shares are fully paid.

(2) As of December 31, 2023, the Company held 12,648,091 shares as treasury shares. For more information see note 37.

(3) Other reserves include mainly the result of transactions with non-controlling interests that do not result in a loss of control, the remeasurement of post-employment benefit obligations, the changes in value of cash flow hedges and the changes in financial instruments measured at fair value through other comprehensive income.

(4) The restrictions on the distribution of profits and payment of dividends according to Luxembourg Law are disclosed in note 27 (iii) to these Consolidated Financial Statements.

(5) Mainly related to the change in the fair value of U.S. dollar-denominated Argentine bonds. For more information see note 29.

(6) For more information see note 37.

(7) Mainly related to Global Pipe Company (“GPC”) acquisition. For more information see note 34.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Financial Statements For the years ended 2023, 2022 and 2021 - all amounts in thousands of U.S. dollars, unless otherwise stated

	Shareholders' equity
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (2)	Retained Earnings	Total	Non- controlling interests	Total

Balance at December 31, 2021	1,180,537	118,054	609,733	(1,051,133)	(336,200)	11,439,587	11,960,578	145,124	12,105,702
Income (loss) for the year	-	-	-	-	-	2,553,280	2,553,280	(4,579)	2,548,701
Currency translation adjustment	-	-	-	(23,632)	-	-	(23,632)	(78)	(23,710)
Reclassification of currency translation adjustment reserve (3)	-	-	-	(71,252)	-	-	(71,252)	-	(71,252)
Remeasurements of post-employment benefit obligations, net of taxes	-	-	-	-	10,519	13	10,532	372	10,904
Change in value of instruments at fair value through other comprehensive income and cash flow hedges, net of taxes	-	-	-	-	(4,914)	-	(4,914)	(272)	(5,186)
From other comprehensive income of non-consolidated companies	-	-	-	7,336	5,023	-	12,359	-	12,359
Other comprehensive (loss) income for the year	-	-	-	(87,548)	10,628	13	(76,907)	22	(76,885)
Total comprehensive income (loss) for the year	-	-	-	(87,548)	10,628	2,553,293	2,476,373	(4,557)	2,471,816
Acquisition and other changes in non-controlling interests	-	-	-	-	-	-	-	(1,407)	(1,407)
Dividends paid in cash	-	-	-	-	-	(531,242)	(531,242)	(10,432)	(541,674)
Balance at December 31, 2022	1,180,537	118,054	609,733	(1,138,681)	(325,572)	13,461,638	13,905,709	128,728	14,034,437

	Shareholders' equity
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (2)	Retained Earnings	Total	Non- controlling interests	Total

Balance at December 31, 2020	1,180,537	118,054	609,733	(958,374)	(345,217)	10,658,155	11,262,888	183,585	11,446,473
Income (loss) for the year	-	-	-	-	-	1,100,191	1,100,191	(46,873)	1,053,318
Currency translation adjustment	-	-	-	(81,674)	-	-	(81,674)	(279)	(81,953)
Remeasurements of post-employment benefit obligations, net of taxes	-	-	-	-	9,813	(15)	9,798	(287)	9,511
Change in value of instruments at fair value through other comprehensive income and cash flow hedges, net of taxes	-	-	-	-	(4,638)	-	(4,638)	1,949	(2,689)
From other comprehensive income of non-consolidated companies	-	-	-	(11,085)	3,842	-	(7,243)	-	(7,243)
Other comprehensive (loss) income for the year	-	-	-	(92,759)	9,017	(15)	(83,757)	1,383	(82,374)
Total comprehensive income (loss) for the year	-	-	-	(92,759)	9,017	1,100,176	1,016,434	(45,490)	970,944
Acquisition and other changes in non-controlling interests (4)	-	-	-	-	-	-	-	10,384	10,384
Dividends paid in cash	-	-	-	-	-	(318,744)	(318,744)	(3,355)	(322,099)
Balance at December 31, 2021	1,180,537	118,054	609,733	(1,051,133)	(336,200)	11,439,587	11,960,578	145,124	12,105,702

(1) The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of $1.00 per share. As of December 31, 2022 and 2021 there were 1,180,536,830 shares issued. All issued shares are fully paid.

(2) Other reserves include mainly the result of transactions with non-controlling interests that do not result in a loss of control, the remeasurement of post-employment benefit obligations, the changes in value of cash flow hedges and the changes in financial instruments measured at fair value through other comprehensive income.

(3) Related to NKKTubes’ cease of operations. For more information see note 36 “Termination of NKKTubes joint venture”.

(4) Mainly related to the agreement for the construction of Tenaris Baogang Baotou Steel Pipes Ltd.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Financial Statements For the years ended 2023, 2022 and 2021 - all amounts in thousands of U.S. dollars, unless otherwise stated

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year ended December 31,
	Notes	2023	2022	2021
Cash flows from operating activities
Income for the year		3,957,833	2,548,701	1,053,318
Adjustments for:
Depreciation and amortization	11, 12 & 13	548,510	607,723	594,721
Impairment charge	5	-	76,725	57,075
Income tax accruals less payments	30(ii)	(143,391)	257,651	35,602
Equity in earnings of non-consolidated companies	8	(95,404)	(208,702)	(512,591)
Interest accruals less payments, net	30(iii)	(53,480)	1,480	(11,363)
Changes in provisions	24 & 25(ii)	21,284	16,433	7,381
Reclassification of currency translation adjustment reserve (*)	6 & 36	(878)	(71,252)	-
Result of sale of subsidiaries	6	-	-	(6,768)
Changes in working capital (**)	30(i)	182,428	(2,131,245)	(1,071,464)
Others, including net exchange differences		(21,829)	69,703	(26,836)
Net cash provided by operating activities		4,395,073	1,167,217	119,075

Cash flows from investing activities
Capital expenditures	11 & 12	(619,445)	(378,446)	(239,518)
Changes in advance to suppliers of property, plant and equipment		1,736	(18,901)	(5,075)
Proceeds from sale of subsidiaries, net of cash	6	-	-	24,332
Acquisition of subsidiaries, net of cash acquired (***)	34	(265,657)	(4,082)	-
Investment in companies under cost method		(1,126)	-	(692)
Additions to associated companies	14 (b)	(22,661)	-	-
Loan to joint-ventures	14 (c)	(3,754)	-	-
Proceeds from disposal of property, plant and equipment and intangible assets		12,881	48,458	22,735
Dividends received from non-consolidated companies	8	68,781	66,162	75,929
Changes in investments in securities		(1,857,272)	123,254	390,186
Net cash (used in) provided by investing activities		(2,686,517)	(163,555)	267,897

Cash flows from financing activities
Dividends paid	10	(636,511)	(531,242)	(318,744)
Dividends paid to non-controlling interest in subsidiaries		(18,967)	(10,432)	(3,355)
Changes in non-controlling interests		3,772	(1,407)	-
Acquisition of treasury shares	37	(213,739)	-	-
Payments of lease liabilities	13	(51,492)	(52,396)	(48,473)
Proceeds from borrowings		1,723,677	1,511,503	843,668
Repayments of borrowings		(1,931,747)	(1,094,370)	(1,121,053)
Net cash used in financing activities		(1,125,007)	(178,344)	(647,957)

Increase (decrease) in cash and cash equivalents		583,549	825,318	(260,985)

Movement in cash and cash equivalents
At the beginning of the year		1,091,433	318,067	584,583
Effect of exchange rate changes		(58,385)	(51,952)	(5,531)
Increase (decrease) in cash and cash equivalents		583,549	825,318	(260,985)
At December 31,		1,616,597	1,091,433	318,067

		At December 31,
Cash and cash equivalents		2023	2022	2021
Cash and bank deposits	20	1,637,821	1,091,527	318,127
Bank overdrafts	21	(21,224)	(94)	(60)
		1,616,597	1,091,433	318,067

(*) For 2022, related to NKKTubes’ cease of operations. For more information see note 36 “Termination of NKKTubes joint venture”.

(**) Changes in working capital do not include non-cash movements due to the variations in the exchange rates used by subsidiaries with functional currencies different from the U.S. dollar for an amount of $(16.7) million for 2023, $4.2 million for 2022 and $25.6 million for 2021.

(***) For 2023, related to the GPC, Isoplus anticorrosion coating division, Republic Tube LLC’s OCTG pipe processing facility and Mattr’s pipe coating business unit acquisitions. For more information see note 34.

For 2022, related to Parques Eólicos de la Buena Ventura S.A. acquisition.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Financial Statements For the years ended 2023, 2022 and 2021 - all amounts in thousands of U.S. dollars, unless otherwise stated

Index TO the notes to the consolidated financial statements

I	GENERAL INFORMATION	IV	OTHER NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
		1	Segment information
II	ACCOUNTING POLICIES	2	Cost of sales
A	Basis of presentation	3	Selling, general and administrative expenses
B	Group accounting	4	Labor costs (included in Cost of sales and in Selling, general and administrative expenses)
C	Segment information	5	Impairment charge
D	Foreign currency translation	6	Other operating income and expenses
E	Property, plant and equipment	7	Financial results
F	Intangible assets	8	Equity in earnings of non-consolidated companies
G	Right-of-use assets and lease liabilities	9	Income tax
H	Impairment of non-financial assets	10	Dividends distribution
I	Other investments	11	Property, plant and equipment, net
J	Inventories	12	Intangible assets, net
K	Trade and other receivables	13	Right-of-use assets, net and lease liabilities
L	Cash and cash equivalents	14	Investments in non-consolidated companies
M	Equity	15	Receivables non-current
N	Borrowings	16	Inventories, net
O	Current and deferred income tax	17	Receivables and prepayments, net
P	Employee benefits	18	Current tax assets and liabilities
Q	Provisions	19	Trade receivables, net
R	Trade and other payables	20	Cash and cash equivalents and other investments
S	Revenue recognition	21	Borrowings
T	Cost of sales and other selling expenses	22	Deferred tax assets and liabilities
U	Earnings per share	23	Other liabilities
V	Financial instruments	24	Non-current allowances and provisions
		25	Current allowances and provisions
III	FINANCIAL RISK MANAGEMENT	26	Derivative financial instruments
		27	Contingencies, commitments and restrictions on the distribution of profits
A	Financial risk factors	28	Cancellation of title deed in Saudi Steel Pipe Company
B	Category of financial instruments and classification within the fair value hierarchy	29	Foreign exchange control measures in Argentina
C	Fair value estimation	30	Cash flow disclosures
D	Accounting for derivative financial instruments and hedging activities	31	Related party transactions
		32	Principal accountant fees
		33	Principal subsidiaries
		34	Business combinations
		35	Nationalization of Venezuelan subsidiaries
		36	Termination of NKKTubes joint venture
		37	Share buyback program
		38	Climate change
		39	Events after the reporting period

Consolidated Financial Statements For the years ended 2023, 2022 and 2021 - all amounts in thousands of U.S. dollars, unless otherwise stated

I. GENERAL INFORMATION

Tenaris S.A. (the “Company”) was established as a public limited liability company (société anonyme) under the laws of the Grand-Duchy of Luxembourg on December 17, 2001. The Company holds, either directly or indirectly, controlling interests in various subsidiaries in the steel pipe manufacturing and distribution businesses. References in these Consolidated Financial Statements to “Tenaris” refer to the Company and its consolidated subsidiaries. A list of the principal Company’s subsidiaries is included in note 33 to these Consolidated Financial Statements.

The Company’s shares trade on the Italian Stock Exchange and the Mexican Stock Exchange; and the Company’s American Depositary Securities (“ADS”) trade on the New York Stock Exchange.

These Consolidated Financial Statements were approved for issuance by the Company’s Board of Directors on February 21, 2024.

II. ACCOUNTING POLICIES

The accounting policies applied in the preparation of these Consolidated Financial Statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

A	Basis of presentation

The Consolidated Financial Statements of Tenaris have been prepared in accordance with International Financial Reporting Standards (“IFRS" or "IFRS Accounting Standards”), as issued by the International Accounting Standards Board (“IASB”) and in accordance with IFRS as adopted by the European Union, under the historical cost convention, as modified by the revaluation of certain financial assets and liabilities (including derivative instruments) and plan assets at fair value. The Consolidated Financial Statements are, unless otherwise noted, presented in thousands of U.S. dollars (“$”).

Whenever necessary, certain comparative amounts have been reclassified to conform to changes in presentation in the current year.

The preparation of Consolidated Financial Statements in conformity with IFRS requires management to make certain accounting estimates and assumptions that might affect among others, the reported amounts of assets, liabilities, contingent liabilities, revenues and expenses. Actual results may differ from these estimates. The main areas involving material estimates or judgements are: impairment of goodwill and long-lived assets (notes II.H), impairment in investments in associates (note II.B); income taxes including recoverability of deferred tax assets (note II.O); obsolescence of inventory (note II.J); contingencies (note II.Q); allowance for trade receivables (note II.K); post-employment and other long-term benefits (note II.P); business combinations (notes II.B); useful lives of property, plant and equipment and other long-lived assets (notes II.E, II.F, II.H) and property title ownership restriction (note IV.28). During the year there were no significant changes in the material accounting estimates and judgements.

(1)	Accounting pronouncements applicable as from January 1, 2023

Amendments to IAS 12 - International Tax Reform - Pillar Two Model Rules

In December 2021, the Organization for Economic Co-operation and Development (“OECD”) released the Pillar Two model rules (the Global Anti-Base Erosion rules, or “GloBE”) to reform international corporate taxation. Following Pillar Two OECD’s initiative, the European Union adopted in December 2022 a directive to impose a global minimum taxation for multinational companies in the Union, to be effective as from 2024.

In May 2023, the IASB made narrow-scope amendments to IAS 12 setting an exception that provides relief from the requirement to recognize and disclose deferred taxes arising from enacted or substantively enacted tax laws that implement the Pillar Two model rules, including tax laws that implement qualified domestic minimum top-up taxes as per described in those rules.

On December 20, 2023, the Luxembourg Parliament approved the Pillar Two law transposing the EU Pillar Two Directive into domestic legislation. The law enters into force as from fiscal years starting on or after 31 December 2023.

The Company is within the scope of the rules, and therefore will be required to calculate its GloBE effective tax rate for each jurisdiction where it operates and will be liable to pay a top-up tax for the difference between its GloBE effective tax rate per jurisdiction and the 15% minimum rate, as from 2024. For more information see note 9.

Consolidated Financial Statements For the years ended 2023, 2022 and 2021 - all amounts in thousands of U.S. dollars, unless otherwise stated

Other accounting pronouncements that became effective during 2023 have no material effect on the Company’s financial condition or results of operations.

(2)	New accounting pronouncements not applicable as of December 31, 2023

Certain newly published accounting standards, amendments to accounting standards and interpretations are not mandatory for December 31, 2023 reporting periods and have not been early adopted by the Company. These standards, amendments or interpretations are not expected to have a material impact in the current or future reporting periods and on foreseeable future transactions.

B	Group accounting

(1)	Subsidiaries and transactions with non-controlling interests

Subsidiaries are all entities over which Tenaris has control. Tenaris controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. In some cases, the Company considers that it has the ability to affect returns through its power over an entity even if it holds less than 50% of the shares or voting rights of the subsidiary because it is able to prevail at all of the subsidiary’s general meetings, which in turn allows Tenaris to nominate and appoint a majority of the subsidiary’s board of directors. Subsidiaries are fully consolidated from the date on which control is exercised by the Company and are no longer consolidated from the date control ceases.

The acquisition method is used to account for the acquisition of subsidiaries by Tenaris. The cost of an acquisition is measured as the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of exchange. Acquisition-related costs are expensed as incurred. Identifiable assets acquired, liabilities and contingent liabilities assumed in a business combination are generally measured initially at their fair values at the acquisition date. Any non-controlling interest in the acquiree is measured either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net identifiable assets. The excess of the aggregate of the consideration transferred and the amount of any non-controlling interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the Consolidated Income Statement.

Contingent consideration is classified either as equity or as a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value with changes in fair value recognized in profit or loss.

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date. Any gains or losses arising from such remeasurement are recognized in profit or loss.

Transactions with non-controlling interests that do not result in a loss of control are accounted as transactions with equity owners of the Company. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

Consolidated Financial Statements For the years ended 2023, 2022 and 2021 - all amounts in thousands of U.S. dollars, unless otherwise stated

When the Company ceases to have control or significant influence, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

Material intercompany transactions, balances and unrealized gains (losses) on transactions between Tenaris subsidiaries have been eliminated in consolidation. However, since the functional currency of some subsidiaries is its respective local currency, some financial gains (losses) arising from intercompany transactions are generated. These are included in the Consolidated Income Statement under Other financial results.

(2)	Non-consolidated companies

Non-consolidated companies are all entities in which Tenaris has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in non-consolidated companies (associates and joint ventures) are accounted for by the equity method and are initially recognized at cost (as defined by IAS 28, “Investments in Associates and Joint Ventures”). The Company’s investment in non-consolidated companies includes goodwill identified in acquisition, net of any accumulated impairment loss.

Under the equity method, the investments are initially recognized at cost and adjusted thereafter to recognize Tenaris’s share of the post-acquisition profits or losses of the investee in profit or loss, and Tenaris’s share of movements in other comprehensive income of the investee in other comprehensive income. Dividends received or receivable from associates and joint ventures are recognized as a reduction in the carrying amount of the investment.

If material, unrealized results on transactions between Tenaris and its non-consolidated companies are eliminated to the extent of Tenaris’s interest in the non-consolidated companies. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment indicator of the asset transferred. Financial statements of non-consolidated companies are adjusted where necessary to ensure consistency with IFRS.

The Company’s pro-rata share of earnings in non-consolidated companies is recorded in the Consolidated Income Statement under Equity in earnings of non-consolidated companies. The Company’s pro-rata share of changes in other comprehensive income is recognized in the Consolidated Statement of Comprehensive Income.

a)	Ternium

At December 31, 2023, Tenaris held 11.46% in the share capital of Ternium S.A. (“Ternium”). The following factors and circumstances evidence that Tenaris has significant influence over Ternium:

▪	both the Company and Ternium are under the indirect common control of San Faustin S.A. (“San Faustin”);
▪	four out of nine members of Ternium’s board of directors (including Ternium’s chairman) are also members of the Company’s board of directors;
▪	under the shareholders’ agreement by and between the Company and Techint Holdings S.àr.l ("Techint"), a wholly owned subsidiary of San Faustin and Ternium’s main shareholder, dated January 9, 2006 Techint, is required to take actions within its power to cause (a) one of the members of Ternium’s board of directors to be nominated by the Company and (b) any director nominated by the Company to be removed from Ternium’s board of directors only pursuant to previous written instructions of the Company.

b)	Usiminas

At December 31, 2023, Tenaris held, through its Brazilian subsidiary Confab Industrial S.A. (“Confab”), 47.5 million ordinary shares and 1.3 million preferred shares of Usinas Siderúrgicas de Minas Gerais S.A. - Usiminas (“Usiminas”), representing 6.76% of its shares with voting rights and 3.96% of its total share capital.

Confab’s participation in Usiminas share capital is the result of a series of acquisitions, the first of which was performed on January 16, 2012, pursuant to which Ternium (through certain of its subsidiaries) and Confab acquired a large block of Usiminas ordinary shares and joined Usiminas’ existing control group. Subsequently, in 2016, Ternium and Confab subscribed to additional ordinary shares and to preferred shares.

Consolidated Financial Statements For the years ended 2023, 2022 and 2021 - all amounts in thousands of U.S. dollars, unless otherwise stated

More recently, on March 30, 2023, Confab, together with Ternium (through its subsidiaries Ternium Investments and Ternium Argentina), agreed to acquire an additional 68.7 million ordinary shares of Usiminas at a price of BRL10 per ordinary share. The transaction closed on July 3, 2023 and was financed with cash on hand. Tenaris paid approximately BRL110 million (approximately $22.7 million) in cash for approximately 11 million ordinary shares, increasing its participation in the Usiminas control group to 9.8%.

The Usiminas control group comprises the T/T Group, formed by Ternium Investments, Ternium Argentina and Confab; the NSC Group, comprising Nippon Steel Corporation, Mitsubishi and MetalOne; and Usiminas’ employee pension fund, Previdência Usiminas. At December 31, 2023, the Usiminas control group held, in the aggregate, 483.6 million ordinary shares, representing approximately 68.6% of Usiminas’ voting capital and the T/T Group held an aggregate participation of 61.3% in the control group (with 51.5% of the control group’s participation corresponding to Ternium’s subsidiaries, and remaining 9.8% corresponding to Confab); the NSC Group and Previdência Usiminas held 31.7% and 7%, respectively, in the control group.

Upon closing of the July 3, 2023 acquisition, the then existing Usiminas shareholders agreement governing the relationship between the T/T Group, the NSC Group and Previdência Usiminas was replaced by a new shareholders agreement setting forth a new governance structure for Usiminas. The T/T Group is now entitled to nominate a majority of the Usiminas board of directors, the chief executive officer and four other members of the Usiminas board of officers. Of the positions allocated to the T/T Group, Tenaris retains the right to nominate one member of the Usiminas board of directors and one member of the Usiminas board of officers. Ordinary decisions may be approved with a 55% majority of Usiminas’ control group shares.

At any time after the second anniversary of the closing of the transaction, the T/T Group will have the right to buy the NSC Group’s remaining interest in the Usiminas control group (153.1 million ordinary shares) at the higher of BRL10 per share and the 40-trading day average price per share immediately prior to the date of exercising the option. In addition, the NSC Group will have the right, at any time after the closing of the transaction, to withdraw its remaining shares from the control group and sell them in the open market after giving the T/T Group the opportunity to buy them at the 40-trading day average price per share, as well as the right, at any time after the second anniversary of the closing, to sell such shares to the T/T Group at BRL10 per share. Confab will have the right but not the obligation to participate in each such transaction pro rata to its current participation in the T/T Group.

Confab and the Ternium entities party to the Usiminas shareholders agreement have a separate shareholders agreement governing their respective rights and obligations as members of the T/T Group. Under such separate agreement, Confab enjoys certain rights with respect to the governance of Usiminas, including, among others, the ability to nominate certain Usiminas’ officers and directors. Those circumstances evidence that Tenaris continues having significant influence over Usiminas and, as a result, continues accounting for its investment under the equity method.

c)	Techgen

Techgen S.A. de C.V. (“Techgen”), which operates an electric power plant in Mexico, is a joint venture company owned 48% by Ternium, 30% by Tecpetrol International S.A. (“Tecpetrol”) and 22% by Tenaris. The Company, Ternium and Tecpetrol are parties to a shareholders’ agreement relating to the governance of Techgen and are under the indirect common control of San Faustin. Based on the facts stated above, the Company has determined that it has significant influence over this entity.

d)	Global Pipe Company

Global Pipe Company (“GPC”) is a joint venture, established in 2010 and located in Jubail, Saudi Arabia, which manufactures LSAW pipes. Until May 16, 2023, Tenaris, through its subsidiary Saudi Steel Pipe Company ("SSPC") owned 35% of the share capital of GPC and, accordingly was a non-consolidated company.

On May 17, 2023, SSPC acquired an additional 22.3% interest in GPC reaching a participation of 57.3%. The Company consolidates GPC’s balances and results of operations as from May 17, 2023.

For more information on GPC's acquisition and its accounting treatment see note 34 “Business Combinations - Global Pipe Company acquisition”.

Consolidated Financial Statements For the years ended 2023, 2022 and 2021 - all amounts in thousands of U.S. dollars, unless otherwise stated

Tenaris carries its investments in non-consolidated companies under the equity method, with no additional goodwill or intangible assets recognized. Tenaris reviews investments in non-consolidated companies for impairment whenever events or changes in circumstances indicate that the asset’s carrying amount may not be recoverable. For more information see note 14 to these Consolidated Financial Statements.

C	Segment information

The Company is organized in one major business segment, Tubes, which is also the reportable operating segment. All other business activities and operating segments that are not required to be separately reported are disclosed in the Other segment.

The Tubes segment includes the production and sale of both seamless and welded steel tubular products and related services mainly for the oil and gas industry, particularly oil country tubular goods (“OCTG”) used in drilling operations, and for other industrial applications with production processes that consist in the transformation of steel into tubular products. Business activities included in this segment are mainly dependent on the worldwide oil and gas industry, as this industry is a major consumer of steel pipe products, particularly OCTG used in drilling activities. Demand for steel pipe products from the oil and gas industry has historically been volatile and depends primarily upon the number of oil and natural gas wells being drilled, completed and reworked, and the depth and drilling conditions of these wells. Sales are generally made to end users, with exports being done through a centrally managed global distribution network and domestic sales are made through local subsidiaries.

The Other segment includes all business activities related to the production and selling of sucker rods, coiled tubing, tubes used for plumbing and construction applications, oilfield / hydraulic fracturing services, the recently acquired coating business and others as energy and raw materials that exceed internal requirements.

Tenaris’s Chief Operating Decision Maker (“CODM”) reviews operating and financial performance information with senior management on a monthly basis. This information differs from IFRS principally as follows:

▪	the use of direct cost methodology to calculate the inventories, while under IFRS it is at full cost, including absorption of production overheads and depreciation;
▪	the use of costs based on previously internally defined cost estimates, while, under IFRS, costs are calculated at historical cost, mainly on a FIFO basis;
▪	any currency translation adjustment reclassification, when applicable, for companies that under IFRS had a different functional currency than the U.S. dollar; and
▪	other timing differences, if any.

Tenaris presents its geographical information in four areas: North America, South America, Europe and Asia Pacific, Middle East and Africa. For purposes of reporting geographical information, net sales are allocated to geographical areas based on the customer’s location; allocation of assets, capital expenditures and associated depreciations and amortizations are based on the geographical location of the assets.

D	Foreign currency translation

(1)	Functional and presentation currency

IAS 21 (revised), “The effects of changes in foreign exchange rates” defines the functional currency as the currency of the primary economic environment in which an entity operates.

The functional and presentation currency of the Company is the U.S. dollar. The U.S. dollar is the currency that best reflects the economic substance of the underlying events and circumstances relevant to Tenaris’s global operations.

Starting January 1, 2023, the Company changed the functional currency of its Brazilian subsidiaries, from the Brazilian Real to the U.S. dollar.

Consolidated Financial Statements For the years ended 2023, 2022 and 2021 - all amounts in thousands of U.S. dollars, unless otherwise stated

This decision was a result of a significant increase of its Brazilian Subsidiaries’ participation in the OCTG and line pipe international markets, a trend which started in recent years and has been strengthened in 2022, an increased level of integration of the local operations within Tenaris’s international commercial and supply chain system, as well as the fact that the main purchase agreement contracts and the long term sales agreement contracts with major international and local oil companies are either entered or indexed to the U.S. dollar. Local steel prices are also being affected by the U.S. dollar / Brazilian Real fluctuations.

Except for the Italian subsidiaries whose functional currency is the Euro and two recently acquired subsidiaries whose functional currencies are the Canadian Dollar and the Norwegian Krone, Tenaris determined that the functional currency of its other subsidiaries is the U.S. dollar, based on the following principal considerations:

▪	sales are mainly negotiated, denominated and / or settled in U.S. dollars. If priced in a currency other than the U.S. dollar, the sales price may consider exposure to fluctuation in the exchange rate against the U.S. dollar;
▪	prices of their critical raw materials and inputs are priced and / or settled in U.S. dollars;
▪	transaction and operational environment and the cash flow of these operations have the U.S. dollar as reference currency;
▪	there is a significant level of integration of the local operations within Tenaris’s international global distribution network;
▪	net financial assets and liabilities are mainly received and maintained in U.S. dollars; and
▪	the exchange rate of certain legal currencies has long-been affected by recurring and severe economic crises.

(2)	Transactions in currencies other than the functional currency

Transactions in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the date of the transactions or valuation where items are re-measured.

At the end of each reporting period: (i) monetary items denominated in currencies other than the functional currency are translated using the closing rates; (ii) non-monetary items that are measured in terms of historical cost in a currency other than the functional currency are translated using the exchange rates prevailing at the date of the transactions; and (iii) non-monetary items that are measured at fair value in a currency other than the functional currency are translated using the exchange rates prevailing at the date when the fair value was determined.

Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in currencies other than the functional currency are recorded as gains and losses from foreign exchange and included in Other financial results in the Consolidated Income Statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.

(3)	Translation of financial information in currencies other than the functional currency

Results of operations for subsidiaries whose functional currencies are not the U.S. dollar are translated into U.S. dollars at the average exchange rates for each quarter of the year. Financial statement positions are translated at the period-end exchange rates. Translation differences are recognized in a separate component of equity as currency translation adjustments. In the case of a sale or other disposal of any of such subsidiaries, any accumulated translation difference would be recognized in the Consolidated Income Statement as a gain or loss from the sale or disposal following IAS 21.

Goodwill and fair value adjustments arising from the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing exchange rate.

E	Property, plant and equipment

Property, plant and equipment are recognized at historical acquisition or construction cost less accumulated depreciation and impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the items. Property, plant and equipment acquired through acquisitions accounted for as business combinations have been valued initially at the fair market value of the assets acquired.

Consolidated Financial Statements For the years ended 2023, 2022 and 2021 - all amounts in thousands of U.S. dollars, unless otherwise stated

Major overhaul and rebuilding expenditures are capitalized as property, plant and equipment only when it is probable that future economic benefits associated with the item will flow to the Company and the investment enhances the condition of assets beyond its original condition. The carrying amount of the replaced part is derecognized. Maintenance expenses on manufacturing properties are recorded as cost of products sold in the year in which they are incurred.

Cost may also include transfers from equity of any gains or losses on qualifying cash flow hedges of foreign currency purchases of property, plant and equipment.

Borrowing costs that are attributable to the acquisition or construction of certain capital assets are capitalized as part of the cost of the asset, in accordance with IAS 23 (revised), “Borrowing Costs”. Assets for which borrowing costs are capitalized are those that require a substantial period of time to prepare for their intended use.

The depreciation method is reviewed at each year end. Depreciation is calculated using the straight-line method to depreciate the cost of each asset to its residual value over its estimated useful life, as follows:

Land	No Depreciation
Buildings and improvements	30-50 years
Plant and production equipment	10-40 years
Vehicles, furniture and fixtures, and other equipment	4-10 years

The assets’ residual values and useful lives of significant plant and production equipment are reviewed and adjusted, if appropriate, at each year-end date. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

Management’s re-estimation of assets useful lives, performed in accordance with IAS 16, “Property, Plant and Equipment”, resulted in additional depreciation expenses of approximately $39 million for 2022, and did not materially affect depreciation expenses for 2023 and 2021.

Tenaris depreciates each significant part of an item of property, plant and equipment for its different production facilities that (i) can be properly identified as an independent component with a cost that is significant in relation to the total cost of the item, and (ii) has a useful operating life that is different from another significant part of that same item of property, plant and equipment.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount of assets and are recognized under Other operating income or Other operating expenses in the Consolidated Income Statement.

F	Intangible assets

(1)	Goodwill

Goodwill represents the excess of the acquisition cost over the fair value of Tenaris’s share of net identifiable assets acquired as part of business combinations determined mainly by independent valuations. Goodwill is tested at least annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Goodwill is included in the Consolidated Statement of Financial Position under Intangible assets, net.

For the purpose of impairment testing, goodwill is allocated to a cash generating unit (“CGU”) or group of CGUs that are expected to benefit from the business combination which generated the goodwill being tested.

(2)	Information systems projects

Costs associated with maintaining computer software programs are generally recognized as an expense as incurred. However, costs directly related to the development, acquisition and implementation of information systems are recognized as intangible assets if it is probable that they have economic benefits exceeding one year and comply with the recognition criteria of IAS 38, “Intangible Assets”.

Information systems projects recognized as assets are amortized using the straight-line method over their useful lives, generally not exceeding a period of 3 years. Amortization charges are mainly classified as Selling, general and administrative expenses in the Consolidated Income Statement.

Management’s re-estimation of assets useful lives, performed in accordance with IAS 38, did not materially affect amortization expenses for 2023, 2022 and 2021.

Consolidated Financial Statements For the years ended 2023, 2022 and 2021 - all amounts in thousands of U.S. dollars, unless otherwise stated

(3)	Licenses, patents, trademarks and proprietary technology

Licenses, patents, trademarks, and proprietary technology are initially recognized at fair value at the acquisition date. Licenses, patents, proprietary technology and those trademarks that have a finite useful life are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method to allocate the cost over their estimated useful lives, which are in the range between 3 and 20 years. Amortization charges are mainly classified as Cost of sales in the Consolidated Income Statement.

The balance of acquired trademarks that have indefinite useful lives according to external appraisal amounts to $86.7 million at December 31, 2023, 2022 and 2021, and are included in Hydril CGU. Main factors considered in the determination of the indefinite useful lives include the years that they have been in service and their recognition among customers in the industry.

Management’s re-estimation of assets useful lives, performed in accordance with IAS 38, did not materially affect amortization expenses for 2023, 2022 and 2021.

(4)	Research and development

Research expenditures as well as development costs that do not fulfill the criteria for capitalization are recorded as Cost of sales in the Consolidated Income Statement as incurred. Research and development expenditures included in Cost of sales for the years 2023, 2022 and 2021 totaled $60.0 million, $50.7 million and $45.3 million, respectively.

Capitalized costs were not material for the years 2023, 2022 and 2021.

(5)	Customer relationships

In accordance with IFRS 3, "Business Combinations" and IAS 38, Tenaris has recognized the value of customer relationships separately from goodwill attributable to the acquisition of Maverick Tube Corporation (“Maverick”) and Hydril Company (“Hydril”) groups, SSPC, Ipsco Tubulars Inc. (“IPSCO”) and the more recent acquisition of Mattr’s pipe coating business unit.

Customer relationships acquired in a business combination are recognized at fair value at the acquisition date, have a finite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight line method over the initial expected useful lives which were approximately 14 years for Maverick, 10 years for Hydril, 9 years for SSPC, 3 years for IPSCO, and 4 months for Mattr’s pipe coating business unit.

In 2022, the Company reviewed the useful life of SSPC’s customer relationships and decided to reduce it from 5 years to 3 years, consequently a higher amortization charge of approximately $4.1 million was recorded in the Consolidated Income Statement under Selling, general and administrative expenses for the year ended December 31, 2022.

Management’s re-estimation of assets useful lives, performed in accordance with IAS 38, did not affect amortization expenses for 2023 and 2021.

As of December 31, 2023 the net book value of SSPC’s customer relationship amounted to $26.4 million, with a residual useful life of 1 year and 9 months, Mattr’s amounted to $21.5, with a residual useful life of 3 months, while IPSCO’s, Maverick’s and Hydril’s customer relationships were fully amortized.

G	Right-of-use assets and lease liabilities

Leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the group. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the lease term on a straight-line basis.

Consolidated Financial Statements For the years ended 2023, 2022 and 2021 - all amounts in thousands of U.S. dollars, unless otherwise stated

Lease liabilities include the net present value of i) fixed payments, less any lease incentives receivable, ii) variable lease payments that are based on an index or a rate, iii) amounts expected to be payable by the lessee under residual value guarantees, iv) the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and v) payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee’s incremental borrowing rate is used, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

Right-of-use assets are measured at cost comprising the amount of the initial measurement of the lease liability, any lease payments made at or before the commencement date less any lease incentives received and any initial direct costs incurred by the lessee.

In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option or early termination, or not to exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated).

Payments associated with short-term leases, variable leases and leases of low value assets are recognized on a straight-line basis as expenses in profit or loss. Short-term leases are leases with a lease term of 12 months or less.

H	Impairment of non-financial assets

Long-lived assets including identifiable intangible assets are reviewed for impairment at the lowest level for which there are separately identifiable cash flows (“CGU”). Most of the Company’s principal subsidiaries that constitute a CGU have a single main production facility and, accordingly, each of such subsidiaries represents the lowest level of asset aggregation that generates largely independent cash inflows.

Assets that are subject to amortization or depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Intangible assets with indefinite useful lives, including goodwill, are subject to at least an annual impairment test, or are tested more frequently if events or circumstances indicate that the carrying amount value may be impaired. In some situations where there have not been significant changes to CGU assets and liabilities as well as external and internal events and circumstances which could materially alter the recoverable amount of the CGU, the most recent detailed calculation of recoverable amount made in a preceding period may be used in the impairment test for that CGU in the current period.

In assessing whether there is any indication that a CGU may be impaired, external and internal sources of information are analyzed. Material facts and circumstances specifically considered in the analysis usually include the discount rate used in Tenaris’s cash flow projections and the business condition in terms of competitive, economic and regulatory factors, such as the cost of raw materials, oil and gas prices, and the evolution of the rig count.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher between the asset’s value in use and fair value less costs of disposal. Any impairment loss is allocated to reduce the carrying amount of the assets of the CGU in the following order:

(a)	first, to reduce the carrying amount of any goodwill allocated to the CGU; and
(b)	then, to the other assets of the unit (group of units) pro-rata on the basis of the carrying amount of each asset in the unit (group of units), considering not to reduce the carrying amount of the asset below the highest of its fair value less cost of disposal, its value in use or zero.

Value in use is calculated by discounting the estimated cash flows over a five year period (or higher if the period can be justified) based on forecasts approved by management. For the subsequent years beyond the five-year period, a terminal value is calculated based on perpetuity considering a nominal growth rate of 2% taking into account among others, mainly the historical inflation rate.

For purposes of calculating the fair value less costs of disposal, Tenaris uses the estimated value of future cash flows that a market participant could generate from the corresponding CGU.

Consolidated Financial Statements For the years ended 2023, 2022 and 2021 - all amounts in thousands of U.S. dollars, unless otherwise stated

Management judgment is required to estimate discounted future cash flows. Actual cash flows and values could vary significantly from the forecasted future cash flows and related values derived using discounting techniques.

Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal at each reporting date. For more information on impairment charges see note 5 to these Consolidated Financial Statements.

I	Other investments

Other investments consist primarily of investments in financial instruments and time deposits with a maturity of more than three months at the date of purchase.

Certain non-derivative financial assets that the Company held not for trading have been categorized as financial assets at fair value through other comprehensive income (“FVOCI”), as the business model objective is achieved by both holding financial assets in order to collect contractual cash flows and selling financial assets. They are carried at fair value and interest income from these financial assets is included in finance income using the effective interest rate method. Unrealized gains or losses are recorded as a fair value adjustment in the Consolidated Statement of Comprehensive Income and transferred to the Consolidated Income Statement when the financial asset is disposed. Exchange gains and losses and impairments related to the financial assets are immediately recognized in the Consolidated Income Statement. FVOCI instruments with maturities greater than 12 months after the balance sheet date are included in non-current assets.

Other investments in financial instruments and time deposits are categorized as financial assets at fair value through profit or loss (“FVPL”) because such investments are held for trading and their performance is evaluated on a fair value basis. The results of these investments are recognized in Financial Results in the Consolidated Income Statement.

Purchases and sales of financial investments are recognized as of their settlement date.

The fair values of quoted investments are generally based on current bid prices. If the market for a financial investment is not active or the securities are not listed, Tenaris estimates the fair value by using standard valuation techniques. See section III Financial Risk Management.

J	Inventories

Inventories are stated at the lower between cost and net realizable value. The cost of finished goods and goods in process is comprised of raw materials, direct labor, utilities, freights and other direct costs and related production overhead costs, and it excludes borrowing costs. The allocation of fixed production costs, including depreciation and amortization charges, is based on the normal level of production capacity. Inventories cost is mainly based on the FIFO method. Tenaris estimates the net realizable value of inventories by grouping, where applicable, similar or related items. Net realizable value is the estimated selling price in the ordinary course of business, less any estimated costs of completion and selling expenses. Goods in transit as of year-end are valued based on the supplier’s invoice cost.

Tenaris establishes an allowance for obsolete or slow-moving inventories related to finished goods, goods in process, supplies and spare parts. For slow moving or obsolete finished products, an allowance is established based on management’s analysis of product aging. An allowance for obsolete and slow-moving inventory of supplies and spare parts is established based on management's analysis of such items to be used as intended and the consideration of potential obsolescence due to technological changes, aging and consumption patterns.

K	Trade and other receivables

Trade and other receivables are recognized initially at fair value that corresponds to the amount of consideration that is unconditional unless they contain significant financing components. The Company holds trade receivables with the objective to collect the contractual cash flows and therefore measures them subsequently at amortized cost using the effective interest method. Due to their short-term nature, their carrying amount is considered to be the same as their fair value.

Consolidated Financial Statements For the years ended 2023, 2022 and 2021 - all amounts in thousands of U.S. dollars, unless otherwise stated

Tenaris applies the IFRS 9 “Financial Instruments” simplified approach to measure expected credit losses, which uses a lifetime expected loss allowance for all trade receivables. To measure the expected credit losses, trade receivables have been grouped based on shared credit risk characteristics and the days past due. The expected loss rates are based on the payment profiles of sales over a period of three years and the corresponding historical credit losses experienced within this period. The expected loss allowance also reflects current and forward-looking information on macroeconomic factors affecting the ability of each customer to settle the receivables.

L	Cash and cash equivalents

Cash and cash equivalents are comprised of cash at banks, liquidity funds and short-term investments with a maturity of less than three months at the date of purchase which are readily convertible to known amounts of cash. Assets recorded in cash and cash equivalents are carried at fair market value or at historical cost which approximates fair market value.

In the Consolidated Statement of Financial Position, bank overdrafts are included in Borrowings in current liabilities.

For the purposes of the Consolidated Statement of Cash Flows, Cash and cash equivalents includes overdrafts.

M	Equity

(1)	Equity components

The Consolidated Statement of Changes in Equity includes:

▪	the value of share capital, legal reserve, share premium and other distributable reserves calculated in accordance with Luxembourg law;
▪	the currency translation adjustment, treasury shares, other reserves, retained earnings and non-controlling interest calculated in accordance with IFRS.

(2)	Share capital

The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of $1.00 per share. Total ordinary shares issued as of December 31, 2023, 2022 and 2021 were 1,180,536,830 with a par value of $1.00 per share with one vote each. Total ordinary shares outstanding as of December 31, 2023, were 1,167,888,739 and as of December 31, 2022 and 2021 were 1,180,536,830 with a par value of $1.00 per share with one vote each. Outstanding shares do not include treasury shares. All issued shares are fully paid.

(3)	Treasury Shares

Acquisitions of treasury shares are recorded at acquisition cost, deducted from equity until disposal or cancellation. Any potential gains or losses on disposal of treasury shares are recognized under Other reserves in the Consolidated Statement of Changes in Equity. Treasury shares outstanding as of December 31, 2023, were 12,648,091.

(4)	Dividends distribution by the Company to shareholders

Dividends distributions are recorded in the Company’s financial statements when Company’s shareholders have the right to receive the payment, or when interim dividends are approved by the Board of Directors in accordance with the by-laws of the Company.

Dividends may be paid by the Company to the extent that it has distributable retained earnings, calculated in accordance with Luxembourg law. See note 27 (iii) to these Consolidated Financial Statements.

N	Borrowings

Borrowings are recognized initially at fair value net of transaction costs incurred and subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method.

Consolidated Financial Statements For the years ended 2023, 2022 and 2021 - all amounts in thousands of U.S. dollars, unless otherwise stated

O	Current and deferred income tax

The income tax expense or credit for the period is the tax payable or recoverable on the current period’s taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses. Current and deferred tax is recognized in the Consolidated Income Statement, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In these cases, the tax is also recognized in other comprehensive income or directly in equity, respectively.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the reporting date in the countries where the Company’s subsidiaries operate and generate taxable income.

Deferred income tax is recognized applying the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. The temporary differences arise mainly from net operating loss carry-forwards, the effect of currency translation on depreciable fixed assets and inventories, depreciation on property, plant and equipment, valuation of inventories, provisions for post-employment benefits and other long-term employee benefits and fair value adjustments of assets acquired in business combinations. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the time period when the asset is realized or the liability is settled, based on tax laws that have been enacted or substantively enacted at the reporting date.

Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and considers whether it is probable that a taxation authority will accept an uncertain tax treatment. The Company measures its tax balances either based on the most likely amount or the expected value, depending on which method provides a better prediction of the resolution of the uncertainty.

Deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which the temporary differences and losses can be utilized. At the end of each reporting period, Tenaris reassesses unrecognized deferred tax assets. Tenaris recognizes a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable income will allow the deferred tax asset to be recovered.

Deferred tax liabilities and assets are not recognized for temporary differences between the carrying amount and tax basis of investments in foreign operations where the company is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Deferred tax assets and liabilities are re-measured if tax rates change. These amounts are charged or credited to the Consolidated Income Statement or to the item Other comprehensive income in the Consolidated Statement of Comprehensive Income, depending on the account to which the original amount was charged or credited.

P	Employee benefits

(1)	Short-term obligations

Liabilities for wages and salaries are recognized in respect of employees’ services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled. The liabilities are presented as current employee benefit obligations in the balance sheet.

(2)	Post-employment benefits

The Company has defined benefit and defined contribution plans. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

Consolidated Financial Statements For the years ended 2023, 2022 and 2021 - all amounts in thousands of U.S. dollars, unless otherwise stated

The liability recognized in the statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets, if any. The defined benefit obligation is calculated annually (at year end) by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash flows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension obligation.

Remeasurement gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in Other comprehensive income in the period in which they arise. Past-service costs are recognized immediately in the Income Statement.

For defined benefit funded plans, net interest income / expense is calculated based on the surplus or deficit derived by the difference between the defined benefit obligations less fair value of plan assets.

For defined contribution plans, the Company pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Company has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expenses when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

Tenaris sponsors funded and unfunded defined benefit pension plans in certain subsidiaries. The most significant are:

▪	An unfunded defined benefit employee retirement plan for certain senior officers. The plan is designed to provide certain benefits to those officers (additional to those contemplated under applicable labor laws) in case of termination of the employment relationship due to certain specified events, including retirement. This unfunded plan provides defined benefits based on years of service and final average salary. As of December 31, 2023 the outstanding liability for this plan amounts to $48.1 million.

▪	Employees’ service rescission indemnity. The cost of this obligation is charged to the Consolidated Income Statement over the expected service lives of employees. This provision is primarily related to the liability accrued for employees at Tenaris’s Italian subsidiary. As from January 1, 2007 as a consequence of a change in an Italian law, employees were entitled to make contributions to external funds, thus, Tenaris’s Italian subsidiary pays every year the required contribution to the funds with no further obligation. As a result, the plan changed from a defined benefit plan to a defined contribution plan effective from that date, but only limited to the contributions of 2007 onwards. As of December 31, 2023 the outstanding liability for this plan amounts to $10.6 million.

▪	Funded retirement benefit plan held in the U.S. for the benefit of some employees hired prior a certain date, frozen for the purposes of credited service as well as determination of final average pay for the retirement benefit calculation. Plan assets consist primarily of investments in equities and money market funds. Additionally, an unfunded post-retirement health and life plan is in place that offers limited medical and life insurance benefits to the retirees, frozen to new participants. As of December 31, 2023 the outstanding liability for these plans amounts to $5.6 million.

▪	Funded retirement benefit plans held in Canada for salary and hourly employees hired prior to a certain date based on years of service and, in the case of salaried employees, final average salary. Plan assets consist primarily of annuities purchased from an insurance company for the benefit of current and future retirees, investments in debt and equity instruments. Both plans were replaced for defined contribution plans. Effective June 2016 the salary plan was frozen for the purposes of credited service as well as determination of final average pay. As of December 31, 2023 the plan was overfunded and the net assets related to this plan amounted to $10.8 million.

(3)	Other long-term benefits

During 2007, Tenaris launched an employee retention and long-term incentive program (“the Program”) applicable to certain senior officers and employees of the Company, who will be granted a number of units throughout the duration of the Program. The value of each of these units is based on Tenaris’s shareholders’ equity (excluding non-controlling interest). Until the end of 2017, the units were vested ratably over a period of four years and were mandatorily redeemed by the Company ten years after grant date, with the option of an early redemption at seven years after the grant date. Since 2018, the units are vested ratably over the same period and are mandatorily redeemed by the Company seven years after grant date.

Consolidated Financial Statements For the years ended 2023, 2022 and 2021 - all amounts in thousands of U.S. dollars, unless otherwise stated

The beneficiaries of the Program are entitled to receive cash amounts based on: (i) the amount of dividend payments made by Tenaris to its shareholders and (ii) the number of units held by each beneficiary to the Program. The payment of the benefit is tied to the book value of the shares, and not to their market value. Tenaris valued this long-term incentive program as a long-term benefit plan as classified in IAS 19, “Employee Benefits”.

As of December 31, 2023 and 2022, the outstanding liability corresponding to the Program amounts to $119.6 million and $94.4 million, respectively. The total value of the units granted (vested and unvested) to date under the program, considering the number of units and the book value per share as of December 31, 2023 and 2022, is $144.0 million and $123.9 million, respectively.

(4)	Termination benefits

Termination benefits are payable when employment is terminated by Tenaris before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. Tenaris recognizes termination benefits at the earlier of the following dates: (a) when it can no longer withdraw the offer of those benefits; and (b) when the costs for a restructuring that is within the scope of IAS 37 involves the payment of terminations benefits. In the case of an offer made to encourage voluntary redundancy, the termination benefits are measured based on the number of employees expected to accept the offer.

(5)	Other compensation obligations

Employee entitlements to annual leave, long-service leave, sick leave and other bonuses and compensations obligations are accrued as earned.

Compensation to employees in the event of dismissal is charged to income in the year in which it becomes payable.

Q	Provisions

Tenaris is subject to various claims, lawsuits and other legal proceedings, including customer claims, in which a third party is seeking payment for alleged damages, reimbursement for losses or indemnity. Tenaris’s potential liability with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Management periodically reviews the status of each significant matter and assesses potential financial exposure. If, as a result of past events, a potential loss from a claim or proceeding is considered probable and the amount can be reliably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements, and take into consideration Tenaris’s litigation and settlement strategies. These estimates are primarily constructed with the assistance of legal counsel. As the scope of liabilities become better defined, there may be changes in the estimates of future costs which could have a material adverse effect on its results of operations, financial condition and cash flows.

If Tenaris expects to be reimbursed for an accrued expense, as would be the case for an expense or loss covered under an insurance contract, and reimbursement is considered virtually certain, the expected reimbursement is recognized as a receivable.

This note should be read in conjunction with note 27 to these Consolidated Financial Statements.

R	Trade and other payables

Trade and other payables are recognized initially at fair value, generally the nominal invoice amount and subsequently measured at amortized cost. They are presented as current liabilities unless payment is not due within twelve months after the reporting period. Due to their short-term nature their carrying amounts are considered to be the same as their fair value.

Consolidated Financial Statements For the years ended 2023, 2022 and 2021 - all amounts in thousands of U.S. dollars, unless otherwise stated

S	Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and rendering of services in the ordinary course of Tenaris’s activities. The revenue recognized by the Company is measured at the transaction price of the consideration received or receivable to which the Company is entitled to, reduced by estimated returns and other customer credits, such as discounts and volume rebates, based on the expected value to be realized and after eliminating sales within the group.

Revenue is recognized at a point in time or over time from sales when control has been transferred and there is no unfulfilled performance obligation that could affect the acceptance of the product by the customer. The control is transferred upon delivery. Delivery occurs when the products have been shipped to the specific location, the risks of obsolescence and loss have been transferred and either the customer has accepted the product in accordance with the sales contract, the acceptance provisions have lapsed or the Company has objective evidence that all criteria for acceptance have been satisfied, including all performance obligations. These conditions are determined and analyzed on a contract by contract basis to ensure that all performance obligations are fulfilled. In particular, Tenaris verifies customer acceptance of the goods, the satisfaction of delivery terms and any other applicable condition.

For bill and hold transactions revenue is recognized only to the extent that (a) the reason for the bill and hold arrangement must be substantive (for example, the customer has requested the arrangement); (b) the products have been specifically identified and are ready for delivery; (c) the Company does not have the ability to use the product or to direct it to another customer; (d) the usual payment terms apply.

The Company’s contracts with customers do not provide any material variable consideration, other than discounts, rebates and right of return. Discounts and rebates are recognized based on the most likely value and rights of return are based on expected value considering past experience and contract conditions.

Where the contracts include multiple performance obligations, the transaction price is allocated to each performance obligation based on the stand-alone selling prices. Where these are not directly observable, they are estimated based on the expected cost plus margin.

There are no judgements applied by management that significantly affect the determination of timing of satisfaction of performance obligations, nor the transaction price and amounts allocated to different performance obligations.

Tenaris provides services primarily related to goods sold, which represent a non-material portion of sales revenue and mainly include:

Pipe Management Services: This comprises mainly preparation of the pipes ready to be run, delivery to the customer, storage services and rig return.

Field Services: Comprises field technical support and running assistance.

These services are rendered in connection to the sales of goods and are attached to contracts with customers for the sale of goods. A significant portion of service revenue is recognized in the same period as the goods sold. There are no distinct uncertainties in the revenues and cash flows of the goods sold and services rendered as they are included in the same contract, have the same counterparty and are subject to the same conditions.

The Company also provides hydraulic fracturing, coiled tubing and coating services. The revenue related to these services is included in the Other segment.

Revenue from providing services is recognized over time in the accounting period in which the services are rendered.

The following inputs and outputs methods are applied to recognize revenue considering the nature of service:

Storage services: the Company provides storage services in owned or third-party warehouses, subject to a variable fee to be invoiced. This fee is determined based on the time that the customer maintains the material in the warehouse and the amount of the material stored. In the majority of cases, to quantify the amount to be invoiced in any given month, the monthly average fee of storage per ton is multiplied by the monthly average stock stored (in tons).

Consolidated Financial Statements For the years ended 2023, 2022 and 2021 - all amounts in thousands of U.S. dollars, unless otherwise stated

Freights: the revenue is recognized on a pro rata basis considering the units delivered and time elapsed.

Field services: the revenue is recognized considering output methods, in particular surveys of service completion provided by the customer.

The Company does not expect to have any contracts where the period between the transfer of the promised goods or services to the customer and payment by the customer exceeds one year. As a consequence, considering that the contracts do not include any significant financing component, the Company does not adjust any of the transaction prices for the time value of money. For this reason, the Company is also applying the practical expedient not to disclose details on transaction prices allocated to the remaining performance obligations as of the end of the reporting period.

Tenaris only provides standard quality warranties assuring that the goods sold will function as expected or are fit for their intended purpose, with no incremental service to the customer. Accordingly, warranties do not constitute a separate performance obligation.

Other revenues earned by Tenaris are recognized on the following basis:

▪	Interest income: on the effective yield basis.
▪	Dividend income from investments in other companies: when Tenaris’s right to receive payment is established.
▪	Net income from other sales: when control is transferred to the customer.
▪	Construction / coating contracts revenues: in accordance with the stage of the project completion.

T	Cost of sales and other selling expenses

Cost of sales and other selling expenses are recognized in the Consolidated Income Statement on the accrual basis of accounting.

Commissions, freights and other selling expenses, including shipping and handling costs, are recorded in Selling, general and administrative expenses in the Consolidated Income Statement.

U	Earnings per share

Earnings per share are calculated by dividing the income attributable to the shareholders’ equity by the monthly weighted average number of common shares outstanding during the period.

There are no dilutive potential ordinary shares.

V	Financial instruments

Non-derivative financial instruments comprise investments in financial debt instruments and equity, time deposits, trade and other receivables, cash and cash equivalents, borrowings and trade and other payables.

The Company classifies its financial instruments according to the following measurement categories:

▪	those to be measured subsequently at fair value (either through OCI or through profit or loss), and
▪	those to be measured at amortised cost.

The classification depends on the Company’s business model for managing the financial assets and contractual terms of the cash flows.

Financial assets are recognized on their settlement date. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Company has transferred substantially all the risks and rewards of ownership.

Consolidated Financial Statements For the years ended 2023, 2022 and 2021 - all amounts in thousands of U.S. dollars, unless otherwise stated

At initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expenses in profit or loss.

Subsequent measurement of debt instruments depends on the Company’s business model for managing the asset and the cash flow characteristics of the asset. There are three measurement categories into which the Company classifies its debt instruments:

Amortized Cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest. Interest income from these financial assets is included in finance income using the effective interest rate method.

Exchange gains and losses and impairments related to the financial assets are immediately recognized in the Consolidated Income Statement.

Fair value through other comprehensive income: Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest. Interest income from these financial assets is included in finance income using the effective interest rate method. Unrealized gains or losses are recorded as a fair value adjustment in the Consolidated Statement of Comprehensive Income and transferred to the Consolidated Income Statement when the financial asset is sold.

Fair value through profit and loss: Assets that do not meet the criteria for amortized cost or FVOCI. Changes in fair value of financial instruments at FVPL are immediately recognized in the Consolidated Income Statement.

Equity instruments are subsequently measured at fair value.

Accounting for derivative financial instruments and hedging activities is included within the section III, Financial Risk Management.

Consolidated Financial Statements For the years ended 2023, 2022 and 2021 - all amounts in thousands of U.S. dollars, unless otherwise stated

iii. Financial risk management

The multinational nature of Tenaris’s operations and customer base exposes the Company to a variety of risks, mainly related to market risks (including the effects of changes in foreign currency exchange rates and interest rates), credit risk and capital market risk. In order to manage the volatility related to these exposures, management evaluates exposures on a consolidated basis, taking advantage of exposure netting. The Company or its subsidiaries may then enter into various derivative transactions in order to prevent potential adverse impacts on Tenaris’s financial performance. Such derivative transactions are executed in accordance with internal policies and hedging practices.

A. Financial risk factors

(i)	Capital risk management

Tenaris seeks to maintain a low debt to total equity ratio considering the industry and the markets where it operates. The year-end ratio of debt to total equity (where “debt” comprises financial borrowings and “total equity” is the sum of financial borrowings and equity) is 0.03 as of December 31, 2023 and 0.05 as of December 31, 2022. The Company does not have to comply with regulatory capital adequacy requirements.

(ii)	Foreign exchange risk

Tenaris manufactures and sells its products in a number of countries throughout the world and consequently is exposed to foreign exchange rate risk. Since the Company’s functional currency is the U.S. dollar the purpose of Tenaris’s foreign currency hedging program is mainly to reduce the risk caused by changes in the exchange rates of other currencies against the U.S. dollar.

Tenaris’s exposure to currency fluctuations is reviewed on a periodic and consolidated basis. A number of derivative transactions are performed in order to achieve an efficient coverage in the absence of operative or natural hedges. Almost all of these transactions are forward exchange rates contracts. See note 26 to these Consolidated Financial Statements.

Tenaris does not enter into derivative financial instruments for trading or other speculative purposes, other than non-material investments in structured products.

In the case of subsidiaries with functional currencies other than the U.S. dollar, the results of hedging activities, reported in accordance with IFRS, may not reflect entirely the management’s assessment of its foreign exchange risk hedging program. Intercompany balances between Tenaris’s subsidiaries may generate financial gains (losses) to the extent that functional currencies differ.

The value of Tenaris’s financial assets and liabilities is subject to changes arising from the variation of foreign currency exchange rates. The following table provides a breakdown of Tenaris’s main financial assets and liabilities (including foreign exchange derivative contracts) which impact the Company’s profit and loss as of December 31, 2023 and 2022.

All amounts Long / (Short) in thousands of U.S. dollars	As of December 31,
Currency Exposure / Functional currency	2023	2022
Argentine Peso / U.S. dollar	(134,716)	(126,739)
Euro / U.S. dollar	(203,608)	(42,458)
Saudi Arabian Riyal / U.S. dollar	(181,931)	(74,183)

The main relevant exposures correspond to:

▪	Argentine Peso / U.S. dollar

As of December 31, 2023 and 2022 consisting primarily of Argentine Peso-denominated financial, trade, social and fiscal payables at certain Argentine subsidiaries whose functional currency is the U.S. dollar. A change of 1% in the ARS/USD exchange rate would have generated a pre-tax gain / loss of $1.3 million and $1.3 million as of December 31, 2023 and 2022 respectively.

Consolidated Financial Statements For the years ended 2023, 2022 and 2021 - all amounts in thousands of U.S. dollars, unless otherwise stated

▪	Euro / U.S. dollar

As of December 31, 2023 and 2022 consisting primarily of Euro-denominated intercompany liabilities at certain subsidiaries whose functional currency is the U.S. dollar. A change of 1% in the EUR/USD exchange rate would have generated a pre-tax gain / loss of $2.0 million and $0.4 million as of December 31, 2023 and 2022, respectively, which would have been to a large extent offset by changes in currency translation adjustment included in Tenaris’s net equity position.

▪	Saudi Arabian Riyal / U. S. dollar

As of December 31, 2023 and 2022 consisting primarily of Saudi Arabian Riyal-denominated financial and trade payables. The Saudi Arabian Riyal is tied to the U.S. dollar.

Considering the balances held as of December 31, 2023 on financial assets and liabilities exposed to foreign exchange rate fluctuations, Tenaris estimates that the impact of a simultaneous 1% favorable / unfavorable movement in the levels of foreign currencies exchange rates relative to the U.S. dollar, would be a pre-tax gain / loss of $6.7 million (including a loss / gain of $2.3 million due to foreign exchange derivative contracts), which would be partially offset by changes to Tenaris’s net equity position of $1.1 million. For balances held as of December 31, 2022, a simultaneous 1% favorable / unfavorable movement in the foreign currencies exchange rates relative to the U.S. dollar, would have generated a pre-tax gain / loss of $4.0 million (including a loss / gain of $0.2 million due to foreign exchange derivative contracts), which would have been partially offset by changes to Tenaris’s net equity position of $0.9 million.

Tenaris based its foreign exchange sensitivity analysis on a 1% variance for information purposes only, enabling the analysis to any particular variance.

(iii)	Interest rate risk

Tenaris is subject to interest rate risk on its investment portfolio and its debt. The Company uses a mix of variable and fixed rate debt in combination with its investment portfolio strategy. The Company may choose to enter into foreign exchange derivative contracts and / or interest rate swaps to mitigate the exposure to changes in the interest rates.

The following table summarizes the proportions of variable-rate and fixed-rate debt as of each year end.

	As of December 31,
	2023		2022
	In thousands of U.S. dollars	%	In thousands of U.S. dollars	%
Fixed rate (*)	294,946	51%	497,889	68%
Variable rate	288,491	49%	230,873	32%
Total	583,437		728,762

(*) Out of the $294.9 million fixed rate borrowings, $271.1 million are short-term.

The Company estimates that, if market interest rates applicable to Tenaris’s borrowings had been 100 basis points higher, then the additional pre-tax loss would have been $6.4 million in 2023 and $5.3 million in 2022.

Tenaris based its interest rate sensitivity analysis on a 100 basis points variance for information purposes only, enabling the analysis to any particular variance.

(iv)	Credit risk

Credit risk arises from cash and cash equivalents, deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions. The Company also actively monitors the creditworthiness of its treasury, derivative and insurance counterparties in order to minimize its credit risk.

No single customer comprised more than 10% of Tenaris’s net sales in 2023, 2022 and 2021.

Consolidated Financial Statements For the years ended 2023, 2022 and 2021 - all amounts in thousands of U.S. dollars, unless otherwise stated

Tenaris maintains a strong, longstanding relationship with Petróleos Mexicanos (“Pemex”), one of the world’s largest crude oil and condensates producers and one of its largest customers. Over the past several months, Pemex has delayed payments beyond the agreed-upon due dates, resulting in Tenaris having a significant credit exposure to Pemex, which represented approximately 20% of the Company’s overall credit exposure as of December 31, 2023. The Company has not historically had any material write-offs due to uncollectible accounts receivable relating to this customer. Although the parties are in continuous conversations and Pemex is making partial payments on a periodic basis, at this stage the Company cannot predict whether or not its exposure to Pemex will be reduced, or the timing for any such reduction.

Tenaris’s credit policies related to sales of products and services are designed to identify customers with acceptable credit history and to allow Tenaris to require the use of credit insurance, letters of credit and other instruments designed to minimize credit risks whenever deemed necessary. Tenaris maintains allowances for impairment for potential credit losses. See section II.K.

As of December 31, 2023, trade receivables amounted to $2,480.9 million. Trade receivables had guarantees under credit insurance of $212.7 million, letter of credit and other bank guarantees of $48.4 million. Overdue trade receivables amounted to $679.6 million, overdue guaranteed trade receivables amounted to $24.4 million; and the allowance for doubtful accounts amounted to $49.0 million.

As of December 31, 2022, trade receivables amounted to $2,493.9 million. Trade receivables had guarantees under credit insurance of $231.2 million, letter of credit and other bank guarantees of $34.7 million. Overdue trade receivables amounted to $544.9 million, overdue guaranteed trade receivables amounted to $28.1 million; and the allowance for doubtful accounts amounted to $45.5 million.

Management believes that both the allowance for doubtful accounts and the existing guarantees are sufficient to cover doubtful trade receivables.

(v)	Counterparty risk

Tenaris has investment guidelines with specific parameters to limit issuer risk on marketable securities. Counterparties for derivatives and cash transactions are limited to high credit quality financial institutions, normally investment grade.

Approximately 91% of Tenaris’s liquid financial assets corresponded to Investment Grade-rated instruments as of December 31, 2023, in comparison with approximately 80% as of December 31, 2022.

(vi)	Liquidity risk

Tenaris’s financing strategy aims to maintain adequate financial resources and access to additional liquidity. During 2023, Tenaris has counted on cash flows from operations as well as additional bank financing to fund its transactions.

Management maintains sufficient cash and marketable securities to finance normal operations and believes that Tenaris also has appropriate access to market for short-term working capital needs.

Liquid financial assets as a whole (comprising cash and cash equivalents and other investments) were 19% and 9% of total assets at the end of 2023 and 2022, respectively.

Tenaris has a conservative approach to the management of its liquidity, which consists of i) cash and cash equivalents (cash in banks, liquidity funds and investments with a maturity of less than three months at the date of purchase), and ii) other investments (fixed income securities, time deposits, and fund investments).

Tenaris holds primarily investments in money market funds and variable or fixed-rate securities from investment grade issuers.

Tenaris holds its investments primarily in U.S. dollars. As of December 31, 2023 and 2022, U.S. dollar denominated liquid assets plus investments denominated in other currencies hedged to the U.S. dollar represented approximately 94% and 87% of total liquid financial assets, respectively.

Consolidated Financial Statements For the years ended 2023, 2022 and 2021 - all amounts in thousands of U.S. dollars, unless otherwise stated

(vii)	Commodity price risk

In the ordinary course of its operations, Tenaris purchases commodities and raw materials that are subject to price volatility caused by supply conditions, political and economic variables and other factors. As a consequence, Tenaris is exposed to risk resulting from fluctuations in the prices of these commodities and raw materials. Tenaris fixes the prices of such raw materials and commodities for short-term periods, typically not in excess of one year, and in general hedging for these risks is performed on a limited basis.

B. Category of financial instruments and classification within the fair value hierarchy

As mentioned in note II.V, the Company classifies its financial instruments in the following measurement categories: amortized cost, fair value through other comprehensive income and fair value through profit and loss. For financial instruments that are measured in the statement of financial position at fair value, IFRS 13, “Fair value measurement” requires a disclosure of fair value measurements by level according to the following fair value measurement hierarchy:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

Level 3: Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The following tables present the financial instruments by category and levels as of December 31, 2023 and 2022.

		Measurement Categories			At Fair Value
December 31, 2023	Carrying amount	Amortized Cost	FVOCI	FVPL	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	1,637,821	1,414,397	-	223,424	223,424	-	-
Other investments	1,969,631	896,166	834,281	239,184	1,073,465	-	-
Fixed income (time-deposit, zero coupon bonds, commercial papers)	896,166	896,166	-	-	-	-	-
U.S. Sovereign Bills	282,225	282,225	-	-	-	-	-
Certificates of deposits	334,637	334,637	-	-	-	-	-
Commercial papers	196,708	196,708	-	-	-	-	-
Other notes	82,596	82,596	-	-	-	-	-
Bonds and other fixed income	834,281	-	834,281	-	834,281	-	-
U.S. government securities	126,399	-	126,399	-	126,399	-	-
Non-U.S. government securities	10,943	-	10,943	-	10,943	-	-
Corporates securities	696,939	-	696,939		696,939	-	-
Mutual Fund	239,184	-	-	239,184	239,184	-	-
Derivative financial instruments	9,801	-	-	9,801	-	9,801	-
Other Investments Non-current	405,631	-	398,220	7,411	398,220	-	7,411
Bonds and other fixed income	398,220	-	398,220	-	398,220	-	-
Other investments	7,411	-	-	7,411	-	-	7,411
Trade receivables	2,480,889	2,480,889	-	-	-	-	-
Receivables C and NC	414,778	93,144	-	-	-	-	-
Other receivables	93,144	93,144	-	-	-	-	-
Other receivables (non-financial)	321,634	-	-	-	-	-	-
Total		4,884,596	1,232,501	479,820	1,695,109	9,801	7,411
Liabilities
Borrowings C and NC	583,437	583,437	-	-	-	-	-
Trade payables	1,107,567	1,107,567	-	-	-	-	-
Lease Liabilities C and NC	134,433	134,433	-	-	-	-	-
Derivative financial instruments	11,150	-	-	11,150	-	11,150	-
Total		1,825,437	-	11,150	-	11,150	-

Consolidated Financial Statements For the years ended 2023, 2022 and 2021 - all amounts in thousands of U.S. dollars, unless otherwise stated

		Measurement Categories			At Fair Value
December 31, 2022	Carrying amount	Amortized Cost	FVOCI	FVPL	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	1,091,527	668,668	-	422,859	422,859	-	-
Other investments	438,448	196,152	182,988	59,308	242,296	-	-
Fixed income (time-deposit, zero coupon bonds, commercial papers)	196,152	196,152	-	-	-	-	-
Certificates of deposits	36,167	36,167	-	-	-	-	-
Commercial papers	19,785	19,785	-	-	-	-	-
Other notes	140,200	140,200	-	-	-	-	-
Bonds and other fixed income	211,953	-	182,988	28,965	211,953	-	-
Non-U.S. government securities	108,310	-	79,345	28,965	108,310	-	-
Corporates securities	103,643	-	103,643	-	103,643	-	-
Mutual Fund	30,343	-	-	30,343	30,343	-	-
Derivative financial instruments	30,805	-	-	30,805	-	30,805	-
Other Investments Non-current	119,902	-	113,574	6,328	113,574	-	6,328
Bonds and other fixed income	113,574	-	113,574	-	113,574	-	-
Other investments	6,328	-	-	6,328	-	-	6,328
Trade receivables	2,493,940	2,493,940	-	-	-	-	-
Receivables C and NC (*)	395,531	105,397	48,659	-	-	-	48,659
Other receivables	154,056	105,397	48,659	-	-	-	48,659
Other receivables (non-financial)	241,475	-	-	-	-	-	-
Total		3,464,157	345,221	519,300	778,729	30,805	54,987
Liabilities
Borrowings C and NC	728,762	728,762	-	-	-	-	-
Trade payables	1,179,457	1,179,457	-	-	-	-	-
Lease Liabilities C and NC	112,177	112,177	-	-	-	-	-
Derivative financial instruments	7,127	-	-	7,127	-	7,127	-
Total		2,020,396	-	7,127	-	7,127	-

(*) Includes balances related to interest in Venezuelan companies. See note 35 to these Consolidated Financial Statements.

There were no transfers between levels during the year.

The fair value of financial instruments traded in active markets is based on quoted market prices at the reporting date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by Tenaris is the current bid price. These instruments are included in Level 1 and comprise primarily corporate and sovereign debt securities.

The fair value of financial instruments that are not traded in an active market (such as certain debt securities, certificates of deposits with original maturity of more than three months, forward and interest rate derivative instruments) is determined by using valuation techniques which maximize the use of observable market data when available and rely as little as possible on entity specific estimates. If all significant inputs required to value an instrument are observable, the instrument is included in Level 2. Tenaris values its assets and liabilities included in this level using bid prices, interest rate curves, broker quotations, current exchange rates, forward rates and implied volatilities obtained from market contributors as of the valuation date.

If one or more of the significant inputs are not based on observable market data, the instruments are included in Level 3. Tenaris values its assets and liabilities in this level using observable market inputs and management assumptions which reflect the Company’s best estimate on how market participants would price the asset or liability at measurement date.

The following table presents the changes in Level 3 assets:

	Year ended December 31,
	2023	2022
At the beginning of the year	54,987	56,294
Decrease (*)	(47,467)	(1,126)
Currency translation adjustment and others	(109)	(181)
At the end of the year	7,411	54,987

(*) For 2023, related to the sale of Venezuela awards. For more information see notes 6 and 35.

Consolidated Financial Statements For the years ended 2023, 2022 and 2021 - all amounts in thousands of U.S. dollars, unless otherwise stated

C. Fair value estimation

Financial assets or liabilities classified at fair value through profit or loss are measured under the framework established by the IASB accounting guidance for fair value measurements and disclosures.

The fair values of quoted investments are generally based on current bid prices. If the market for a financial asset is not active or no market is available, fair values are established using standard valuation techniques.

The fair value of all outstanding derivatives is determined using specific pricing models that include inputs that are observable in the market or can be derived from or corroborated by observable data. The fair value of forward foreign exchange contracts is calculated as the net present value of the estimated future cash flows in each currency, based on observable yield curves, converted into U.S. dollars at the spot rate of the valuation date.

Borrowings are classified under other financial liabilities and measured at their amortized cost. Tenaris estimates that the fair value of its main financial liabilities is approximately 99.8% and 99.2% of its carrying amount (including interests accrued) in 2023 and 2022 respectively. Fair values were calculated using standard valuation techniques for floating rate instruments and comparable market rates for discounting cash flows.

The carrying amount of investments valuated at amortized cost approximates its fair value.

D. Accounting for derivative financial instruments and hedging activities

Derivative financial instruments are initially recognized in the statement of financial position at fair value through profit and loss on each date a derivative contract is entered into and are subsequently remeasured at fair value. Specific tools are used for calculation of each instrument’s fair value and these tools are tested for consistency on a monthly basis. Market rates are used for all pricing operations. These include exchange rates, deposit rates and other discount rates matching the nature of each underlying risk.

As a general rule, Tenaris recognizes the full amount related to the change in fair value of derivative financial instruments in Financial Results in the Consolidated Income Statement.

Tenaris designates certain derivatives as hedges of particular risks associated with recognized assets or liabilities or highly probable forecast transactions. These transactions are classified as cash flow hedges. The effective portion of the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity. Amounts accumulated in equity are then recognized in the income statement in the same period as the offsetting losses and gains on the hedged item. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of Tenaris’s derivative financial instruments (assets or liabilities) continues to be reflected in the statement of financial position.

For transactions designated and qualifying for hedge accounting, Tenaris documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. Tenaris also documents its assessment on an ongoing basis, of whether the hedging instruments are highly effective in offsetting changes in the fair value or cash flow of hedged items. At December 31, 2023 and 2022, the effective portion of designated cash flow hedges which is included in Other Reserves in equity amounted to $8.1 million credit and $13.1 million credit respectively.

The fair values of various derivative instruments used for hedging purposes and the movements of the hedging reserve included within Other Reserves in equity are disclosed in note 26 to these Consolidated Financial Statements.

Consolidated Financial Statements For the years ended 2023, 2022 and 2021 - all amounts in thousands of U.S. dollars, unless otherwise stated

IV. OTHER NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1	Segment information

As mentioned in section II.C, the Segment Information is disclosed as follows:

Reportable operating segments

(All amounts in millions of U.S. dollars)

Year ended December 31, 2023	Tubes	Other	Total
Management view - operating income	4,337	129	4,466
Difference in cost of sales			(134)
Differences in selling, general and administrative expenses			(7)
Differences in other operating income (expenses), net			(9)
IFRS - operating income			4,316
Financial income (expense), net			221
Income before equity in earnings of non-consolidated companies and income tax			4,537
Equity in earnings of non-consolidated companies			95
Income before income tax			4,633
Net Sales	14,185	684	14,869
Depreciation and amortization	518	31	549

Year ended December 31, 2022	Tubes	Other	Total
Management view - operating income	2,772	75	2,847
Difference in cost of sales			44
Differences in depreciation and amortization			2
Differences in selling, general and administrative expenses			(4)
Differences in other operating income (expenses), net			74
IFRS - operating income			2,963
Financial income (expense), net			(6)
Income before equity in earnings of non-consolidated companies and income tax			2,957
Equity in earnings of non-consolidated companies			209
Income before income tax			3,166

Net Sales	11,133	630	11,763
Depreciation and amortization	588	20	608

Year ended December 31, 2021	Tubes	Other	Total
Management view - operating income	178	65	243
Difference in cost of sales			473
Differences in depreciation and amortization			(1)
Differences in other operating income (expenses), net			(8)
IFRS - operating income			707
Financial income (expense), net			23
Income before equity in earnings of non-consolidated companies and income tax			730
Equity in earnings of non-consolidated companies			513
Income before income tax			1,243

Net Sales	5,994	528	6,521
Depreciation and amortization	575	20	595

Transactions between segments, which were eliminated in consolidation, are mainly related to sales of scrap, energy, surplus raw materials and others from the Other segment to the Tubes segment for $98.5 million, $77.9 million and $45.6 million in 2023, 2022 and 2021, respectively.

There are no material differences between IFRS and management view in total revenues and by reportable segments.

The differences between operating income under IFRS view and the management view are mainly related to the cost of goods sold, reflecting the effect of raw materials prices increases on the valuation of the replacement cost considered for management view compared to IFRS cost calculated at historical cost on a FIFO basis, and other minor timing differences.

Consolidated Financial Statements For the years ended 2023, 2022 and 2021 - all amounts in thousands of U.S. dollars, unless otherwise stated

The main difference in Other operating income (expenses), net, for the year ended December 31, 2022, is attributable to the effect of the reclassification of the currency translation adjustment reserve related to NKK Tubes’ definitive cease of operations, not impacting the management view.

In addition to the amounts reconciled above, the main differences in net income arise from the impact of functional currencies on financial result, deferred income taxes as well as the result of investment in non-consolidated companies.

Geographical information

	North America	South America	Europe	Asia Pacific, Middle East and Africa (*)	Unallocated (**)	Total
Year ended December 31, 2023
Net sales	7,765,130	3,382,495	1,175,581	2,545,654	-	14,868,860
Total assets	11,210,620	3,751,121	2,839,378	1,671,972	1,608,804	21,081,895
Trade receivables, net	1,222,635	447,379	278,077	532,798	-	2,480,889
Property, plant and equipment, net	3,676,352	1,143,752	794,242	463,833	-	6,078,179
Capital expenditures	214,932	246,061	119,820	38,632	-	619,445
Depreciation and amortization	307,139	115,156	74,862	51,353	-	548,510

Year ended December 31, 2022
Net sales	6,902,787	2,550,402	1,000,833	1,308,504	-	11,762,526
Total assets	9,018,386	3,896,403	2,071,624	1,023,187	1,540,646	17,550,246
Trade receivables, net	1,371,717	583,223	202,753	336,247	-	2,493,940
Property, plant and equipment, net	3,548,844	1,031,423	706,539	269,457	-	5,556,263
Capital expenditures	118,644	176,448	62,143	21,211	-	378,446
Depreciation and amortization	348,550	125,324	76,631	57,218	-	607,723

Year ended December 31, 2021
Net sales	3,360,345	1,311,279	742,463	1,107,120	-	6,521,207
Total assets	7,992,946	2,399,448	1,727,573	945,690	1,383,774	14,449,431
Trade receivables, net	652,483	234,800	180,515	231,274	-	1,299,072
Property, plant and equipment, net	3,805,912	984,413	742,461	292,015	-	5,824,801
Capital expenditures	106,118	63,723	43,344	26,333	-	239,518
Depreciation and amortization	307,116	125,781	89,667	72,157	-	594,721

(*) Starting on January 1, 2023, Asia Pacific and Middle East and Africa segments were merged in a single geographical segment.

(**) For 2023, 2022 and 2021 includes Investments in non-consolidated companies. See note 14 to these Consolidated Financial Statements.

There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg).

The principal countries from which the Company derives its revenues are USA (39%), Argentina (15%), Mexico, Canada, Saudi Arabia and Brazil.

Revenue is mainly recognized at a point in time to direct customers, when control has been transferred and there is no unfulfilled performance obligation that could affect the acceptance of the product by the customer. Revenues related to governmental institutions represent approximately 26%, 22% and 23% in 2023, 2022 and 2021 respectively.

Tubes segment revenues by market:

(All amounts in millions of U.S. dollars)

Revenues Tubes	2023	2022	2021
Oil & gas	12,488	9,543	4,895
Oil & gas processing plants	818	738	459
Industrial, power and others	879	852	640
Total	14,185	11,133	5,994

At December 31, 2023, 2022 and 2021, the Company recognized contract liabilities related to customer advances in the amount of $263.7 million, $242.9 million and $92.4 million, respectively. Each of these amounts are reclassified to revenues during the subsequent years. In these periods, no significant adjustments in revenues were performed related to previously satisfied performance obligations.

Consolidated Financial Statements For the years ended 2023, 2022 and 2021 - all amounts in thousands of U.S. dollars, unless otherwise stated

2	Cost of sales

	Year ended December 31,
	2023	2022	2021
Inventories at the beginning of the year	3,986,929	2,672,593	1,636,673
Increase in inventory due to business combinations (*)	107,588	-	-
Decrease in inventory due to sale of subsidiaries	-	-	(10,662)
Plus: Charges of the year
Raw materials, energy, consumables and other	5,277,507	5,772,031	3,841,551
Services and fees	437,804	293,490	208,472
Labor cost	1,403,546	1,160,085	824,071
Depreciation of property, plant and equipment	424,373	465,849	448,843
Amortization of intangible assets	11,582	11,754	7,645
Depreciation of right-of-use assets	30,352	33,244	35,910
Maintenance expenses	408,410	267,294	129,350
Allowance for obsolescence	13,581	24,901	23,296
Taxes	272,120	194,736	40,887
Other	216,220	178,691	98,159
	8,603,083	8,402,075	5,647,522
Less: Inventories at the end of the year	(3,921,097)	(3,986,929)	(2,672,593)
	8,668,915	7,087,739	4,611,602

(*) Related to the GPC, Isoplus anticorrosion coating division and Mattr’s pipe coating business unit acquisitions. For more information see note 34.

3	Selling, general and administrative expenses

	Year ended December 31,
	2023	2022	2021
Services and fees	163,723	148,331	115,303
Labor cost	652,820	518,500	426,414
Depreciation of property, plant and equipment	21,517	21,883	22,924
Amortization of intangible assets	40,761	59,018	63,874
Depreciation of right-of-use assets	19,925	15,975	15,525
Freights and other selling expenses	696,705	641,812	415,895
Provisions for contingencies	38,899	20,606	24,998
Allowances for doubtful accounts	3,590	(223)	(4,297)
Taxes	170,484	121,410	78,800
Other	110,883	87,263	47,133
	1,919,307	1,634,575	1,206,569

4	Labor costs (included in Cost of sales and in Selling, general and administrative expenses)

	Year ended December 31,
	2023	2022	2021
Wages, salaries and social security costs	1,943,825	1,594,200	1,170,562
Severance indemnities	26,470	29,070	28,625
Post-employment benefits - defined contribution plans	15,055	13,256	12,608
Post-employment benefits - defined benefit plans	19,452	16,320	13,353
Employee retention and long-term incentive program	51,564	25,739	25,337
	2,056,366	1,678,585	1,250,485

Consolidated Financial Statements For the years ended 2023, 2022 and 2021 - all amounts in thousands of U.S. dollars, unless otherwise stated

The following table shows the geographical distribution of the employees:

	2023	2022	2021
Mexico	7,500	5,919	5,474
Argentina	6,267	6,444	5,169
USA	3,882	3,509	2,684
Italy	2,187	2,136	2,011
Romania	1,884	1,847	1,725
Indonesia	1,573	495	506
Brazil	1,492	1,460	1,817
Canada	1,195	944	758
Colombia	1,112	1,183	1,009
Saudi Arabia	849	427	408
Other	1,193	1,565	1,215
	29,134	25,929	22,776

5	Impairment charge

Tenaris’s main source of revenue is the sale of products and services to the oil and gas industry, and the level of such sales is sensitive to international oil and gas prices and their impact on drilling activities.

The Company conducts regular assessments of the carrying values of its assets. The recoverable value is based on the value in use. The main key assumptions used in estimating the value in use are discount rate, growth rate and competitive, economic and regulatory factors applied to determine cash flow projections, such as oil and gas prices, average number of active oil and gas drilling rigs (rig count) and raw material costs.

For purposes of assessing key assumptions, to estimate discounted future cash flows, the Company uses external sources of information and management judgment based on past experience and expectations. Management has determined the value of each of the key assumptions as follows:

- Discount rate: based on the applicable weighted average cost of capital (“WACC”), which is considered to be a good indicator of capital cost, taking into account the industry, country and size of the business. For each CGU where assets are allocated, a specific WACC was determined.

- Growth rate: considers mainly the inflation impact on prices and costs, the long-term evolution of the oil and gas industry, the higher demand to offset depletion of existing fields and the Company’s expected market penetration. In 2023, a nominal growth rate of 2% was considered.

- Oil and gas prices: based on industry analysts’ reports and management’s expectations of market development.

- Rig count: based on information published by Baker Hughes and management’s expectations.

- Raw material costs: based on industry analysts’ reports and management’s expectations.

Considering that the recoverable amount of the cash-generating units obtained in prior years' tests and that the assets and liabilities making up those units have not changed significantly, nor the key assumptions mentioned above, the Company concluded that impairment tests for previous years are still valid as of the end of the reporting period. In addition, the Company has considered the impact of updating the main discount rates, applying rates in a range between 12.5% and 21.4% for the CGUs under analysis. Based on the facts mentioned above, the Company concluded that no impairment charge shall be recognized for the year 2023.

In December 2022, in the presence of impairment indicators, the Company conducted impairment tests and reviewed the values of certain idle assets in its subsidiaries. The aforementioned analysis resulted in impairment charges of $76.7 million, allocated in $63.1 million to the Tubes segment and $13.6 million to the Other segment. The main discount rates used were in a range between 13.4% and 20.2%. In 2022, a nominal growth rate of 2% was considered.

Consolidated Financial Statements For the years ended 2023, 2022 and 2021 - all amounts in thousands of U.S. dollars, unless otherwise stated

In December 2021, as a result of the expected termination of the NKKTubes joint venture, which at the time represented an impairment indicator for its assets, an impairment test was conducted, resulting in a charge of $57 million that totally reduced the carrying amounts of property, plant and equipment and intangible assets. The total amount was allocated to the Tubes segment. The main discount rates used were in a range between 10.9% and 18.8%. In 2021, a nominal growth rate of 2% was considered.

6	Other operating income and expenses

	Year ended December 31,
	2023	2022	2021
Other operating income
Net income from other sales	10,960	28,161	10,694
Net rents	4,702	5,084	5,314
Reclassification of currency translation adjustment reserve	878	71,252	-
Tax recovery in Brazilian subsidiaries	-	-	35,568
Bargain purchase gain	3,162	-	-
Result on sale of Venezuela awards	33,341	-	-
Recovery on allowance for doubtful receivables	-	-	379
Other income	-	-	16,290
	53,043	104,497	68,245
Other operating expenses
Contributions to welfare projects and non-profit organizations	15,538	13,668	6,697
Allowance for doubtful receivables	107	346	-
Securities Exchange Commission investigation settlement	-	78,100	-
Other expense	1,628	12,595	-
	17,273	104,709	6,697

Other income, net	35,770	(212)	61,548

Reclassification of currency translation adjustment reserve: During 2022, as result of NKKTubes’ definitive cease of operations, the currency translation adjustment reserve belonging to the shareholders was reclassified to the income statement. For more information see note 36.

Tax recovery in Brazilian subsidiaries: On May 13, 2021, the Brazilian Supreme Court issued a final judgment confirming that in calculating PIS and COFINS (Federal Social Contributions on Gross Revenues), tax payers should exclude from its base the total output of ICMS, calculated on a gross basis. This decision led to a recognition of approximately $53 million tax credit in Brazilian subsidiaries, out of which $36 million were recognized in other operating income and $17 million in financial results (impacting in Finance Income and Finance Cost). In addition the tax charge related to this gain amounted to $12 million.

Bargain purchase gain: This gain relates to the Isoplus anticorrosion coating division acquisition. For more information see note 34 “Business Combinations - Acquisition of Anticorrosion Coating Assets in Italy”.

Result on sale of Venezuela awards: For more information see note 35.

Other income: On November 1, 2021, Tenaris sold 100% of the shares of Geneva Structural Tubes LLC (“Geneva”) to MKK USA Inc., a subsidiary of Maruichi Steel Tube Ltd of Japan for an aggregate price of $24.3 million. The gain of this transaction amounted to approximately $6.8 million.

Securities Exchange Commission investigation settlement: For more information see note 27 “Contingencies, commitments and restrictions to the distribution of profits - Contingencies - Petrobras-related proceedings and claims”.

Consolidated Financial Statements For the years ended 2023, 2022 and 2021 - all amounts in thousands of U.S. dollars, unless otherwise stated

7	Financial results

	Year ended December 31,
	2023	2022	2021
Interest income	201,852	86,112	38,048
Net result on changes in FV of financial assets at FVPL	11,622	(6,092)	-
Finance income	213,474	80,020	38,048
Finance cost	(106,862)	(45,940)	(23,677)
Net foreign exchange transactions results	218,383	15,654	17,287
Net foreign exchange derivatives contracts results	(8,974)	(25,666)	(7,966)
Other	(95,044)	(30,108)	(1,026)
Other financial results, net	114,365	(40,120)	8,295
Net financial results	220,977	(6,040)	22,666

Finance Income: In 2023, 2022 and 2021 includes $61.2 million, $33.0 million and $3.3 million of interest related to instruments carried at FVPL, respectively.

In 2022 also includes a realized loss of $10.5 million related to the change in FV of certain financial instruments obtained in an operation of settlement of trade receivables.

In 2021 also includes $18.0 million of non-financial interest related to PIS and COFINS taxes recovery in Brazilian subsidiaries. For more information, see note 6 to these Consolidated Financial Statements.

Net foreign exchange transactions results: In 2023 mainly includes result from the Argentine peso depreciation against the U.S. dollar on Argentine peso denominated net financial position at subsidiaries with functional currency U.S. dollar, the Brazilian real appreciation against the U.S. dollar on Brazilian denominated net financial position at subsidiaries with functional currency U.S. dollar, together with the result from Euro appreciation against the U.S. dollar on Euro denominated intercompany liabilities in subsidiaries with functional currency U.S. dollar, offset by an increase in currency translation adjustment reserve from an Italian subsidiary.

In 2022 mainly includes result from the Argentine peso and Japanese yen depreciation against the U.S. dollar on Argentine peso and Japanese yen denominated net financial position at subsidiaries with functional currency U.S. dollar, together with the result from Euro depreciation against the U.S. dollar on Euro denominated intercompany liabilities in subsidiaries with functional currency U.S. dollar, largely offset by an increase in currency translation adjustment reserve from an Italian subsidiary.

In 2021 mainly includes the result from Euro depreciation against the U.S. dollar on Euro denominated intercompany liabilities in subsidiaries with functional currency U.S. dollar, largely offset by an increase in currency translation adjustment reserve from an Italian subsidiary, together with the result from the Argentine peso and Japanese yen depreciation against the U.S. dollar on Argentine peso and Japanese yen denominated net financial position at subsidiaries with functional currency U.S. dollar.

Net foreign exchange derivatives contracts results: In 2023 includes mainly losses on derivatives covering net receivables in Brazilian real.

In 2022 includes mainly losses on derivatives covering net receivables in Brazilian real and net liabilities in Euro and Japanese yen.

In 2021 includes mainly losses on derivatives covering net liabilities in Euro and Japanese yen, partially offset by gains on derivatives covering net receivables in Brazilian real.

Other: In 2023 includes a net loss of $94.7 million related to the transfer of Argentine sovereign bonds paid as dividend in kind from an Argentinian subsidiary to its shareholders. For more information see note 29.

In 2022 includes a loss of $29.8 million related to the transfer of Argentine sovereign bonds paid as dividend in kind from an Argentinian subsidiary to its shareholders.

Consolidated Financial Statements For the years ended 2023, 2022 and 2021 - all amounts in thousands of U.S. dollars, unless otherwise stated

8	Equity in earnings of non-consolidated companies

	Year ended December 31,
	2023	2022	2021
From non-consolidated companies	104,897	242,743	512,591
Remeasurement of previously held interest	4,506	-	-
Bargain purchase gain	11,487	-	-
Impairment loss on non-consolidated companies	-	(34,041)	-
Net loss related to participation increase in Usiminas	(25,486)	-	-
	95,404	208,702	512,591

Remeasurement of previously held interest and Bargain purchase gain: For year ended December 31, 2023, include $4.5 million and $11.5 million related to GPC acquisition. For more information see note 34 “Business Combinations - Acquisition of Global Pipe Company”.

Impairment loss on non-consolidated companies: For year ended December 31, 2022, $19.1 related to the investment in Usiminas and $14.9 related to the joint venture with PAO Severstal (“Severstal”).

Net loss related to participation increase in Usiminas: For more information see note 14 “Investments in non-consolidated companies - Usiminas”.

9	Income tax

	Year ended December 31,
	2023	2022	2021
Current tax	(868,695)	(589,706)	(215,467)
Deferred tax	193,739	(27,530)	26,019
Tax charge	(674,956)	(617,236)	(189,448)

No current tax impacts have arisen in the current Consolidated Financial Statements as of December 31, 2023, due to the application of Pillar Two rules, as they will be applicable as from 2024 in jurisdictions relevant for the Company.

In addition, the Company has applied the exception prescribed by the amendments to IAS 12, and therefore it has not recognized any deferred tax impact from the Pillar Two application.

The Company is in the process of assessing its exposure to the Pillar Two legislation and testing its situation under the OECD transitional safe harbour rules and expects no major impacts in relation to top-up tax due to the application of one or more of the transitional safe harbour rules.

Due to the complexities in applying the legislation and calculating GloBE income, the quantitative impact of the enacted legislation is not yet reasonably estimable.

The tax on Tenaris’s income before tax differs from the theoretical amount that would arise using the tax rate in each country as follows:

	Year ended December 31,
	2023	2022	2021
Income before income tax	4,632,789	3,165,937	1,242,766
Less impairment charges (non-deductible)	-	-	57,075
Income before income tax without impairment charges	4,632,789	3,165,937	1,299,841

Tax calculated at the tax rate in each country	(1,127,428)	(705,727)	(209,765)
Effect of currency translation on tax base	(346,573)	(187,186)	(76,043)
Changes in the tax rates	1,535	(3,422)	(29,881)
Utilization of previously unrecognized tax losses	787	29,560	966
Tax revaluation, withholding tax and others	796,723	249,539	125,275
Tax charges	(674,956)	(617,236)	(189,448)

Consolidated Financial Statements For the years ended 2023, 2022 and 2021 - all amounts in thousands of U.S. dollars, unless otherwise stated

Effect of currency translation on tax base: Tenaris applies the liability method to recognize deferred income tax on temporary differences between the tax bases of assets / liabilities and their carrying amounts in the financial statements. By application of this method, Tenaris recognizes gains and losses on deferred income tax due to the effect of the change in the value on the tax bases in subsidiaries (mainly Argentina and Mexico), which have a functional currency different than their local currency. These gains and losses are required by IFRS even though the revalued / devalued tax bases of the relevant assets will not result in any deduction / obligation for tax purposes in future periods.

Changes in the tax rates: For the year 2021, includes mainly the effect of the increase in the corporate income tax rate in Argentina from 25% to 35%.

Tax revaluation, withholding tax and others: Includes a net tax income of $349.0 million, $250.4 million and $113.2 million for 2023, 2022 and 2021 respectively related to the tax revaluation regimes in Argentina and Mexico. It also includes a charge of $164.3 million, $21.0 million and $22.6 million for 2023, 2022 and 2021 respectively related to withholding taxes for intra-group international operations. Additionally, it includes $550.3 million tax income for 2023 related to the recognition deferred tax assets due to previous years’ tax losses carried forward in Luxembourg. For more information see note 22.

10	Dividends distribution

On November 1, 2023, the Company’s Board of Directors approved an interim dividend of $0.20 per outstanding share ($0.40 per ADS), or approximately $235 million, paid on November 22, 2023, with an ex-dividend date of November 20, 2023.

On May 3, 2023, the Company’s shareholders approved an annual dividend in the amount of $0.51 per share ($1.02 per ADS). The amount approved by the shareholders included the interim dividend previously paid on November 23, 2022 in the amount of $0.17 per share ($0.34 per ADS). The balance, amounting to $0.34 per share ($0.68 per ADS), was paid on May 24, 2023, for an amount of approximately $401 million. In the aggregate, the interim dividend paid in November 2022 and the balance paid in May 2023 amounted to approximately $602 million.

On May 3, 2022, the Company’s shareholders approved an annual dividend in the amount of $0.41 per share ($0.82 per ADS). The amount approved included the interim dividend previously paid on November 24, 2021 in the amount of $0.13 per share ($0.26 per ADS). The balance, amounting to $0.28 per share ($0.56 per ADS), was paid on May 25, 2022, for an amount of approximately $331 million. In the aggregate, the interim dividend paid in November 2021 and the balance paid in May 2022 amounted to approximately $484 million.

Consolidated Financial Statements For the years ended 2023, 2022 and 2021 - all amounts in thousands of U.S. dollars, unless otherwise stated

11	Property, plant and equipment, net

Year ended December 31, 2023	Land and civil buildings	Industrial buildings, plant and production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts and equipment	Total
Cost
Values at the beginning of the year	815,763	12,857,494	402,485	252,379	55,526	14,383,647
Currency translation adjustment	1,863	53,282	1,675	1,462	199	58,481
Increase due to business combinations (*)	64,413	256,899	831	71,838	-	393,981
Additions	330	3,661	820	546,515	19,671	570,997
Transfers / Reclassifications	12,031	435,550	22,530	(471,381)	-	(1,270)
Disposals / Consumptions	(4,443)	(68,613)	(11,428)	(4,710)	(3,562)	(92,756)
Values at the end of the year	889,957	13,538,273	416,913	396,103	71,834	15,313,080

Depreciation and impairment
Accumulated at the beginning of the year	152,272	8,313,971	340,526	-	20,615	8,827,384
Currency translation adjustment	390	38,074	1,584	-	105	40,153
Depreciation charge	12,256	411,861	19,839	-	1,934	445,890
Transfers / Reclassifications	(16)	(391)	27	-	-	(380)
Disposals / Consumptions	(8)	(67,471)	(10,667)	-	-	(78,146)
Accumulated at the end of the year	164,894	8,696,044	351,309	-	22,654	9,234,901
At December 31, 2023	725,063	4,842,229	65,604	396,103	49,180	6,078,179

(*) Related to the GPC, Isoplus anticorrosion coating division, Republic Tube LLC’s OCTG pipe processing facility and Mattr’s pipe coating business unit acquisitions. For more information see note 34.

Year ended December 31, 2022	Land and civil buildings	Industrial buildings, plant and production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts and equipment	Total
Cost
Values at the beginning of the year	830,104	13,064,541	420,930	147,429	59,522	14,522,526
Currency translation adjustment	(1,601)	(71,347)	(1,838)	376	(174)	(74,584)
Increase due to business combinations (*)	-	-	-	187	-	187
Additions	-	2,271	734	334,912	8,150	346,067
Transfers / Reclassifications	9,829	184,915	16,221	(227,153)	-	(16,188)
Disposals / Consumptions	(22,569)	(322,886)	(33,562)	(3,372)	(11,972)	(394,361)
Values at the end of the year	815,763	12,857,494	402,485	252,379	55,526	14,383,647

Depreciation and impairment
Accumulated at the beginning of the year	139,941	8,199,724	353,639	-	4,421	8,697,725
Currency translation adjustment	(289)	(51,283)	(1,756)	-	130	(53,198)
Depreciation charge	13,577	432,648	21,022	-	20,485	487,732
Transfers / Reclassifications	(2)	(21,506)	(215)	-	-	(21,723)
Impairment charge (See note 5)	-	75,722	321	-	-	76,043
Disposals / Consumptions	(955)	(321,334)	(32,485)	-	(4,421)	(359,195)
Accumulated at the end of the year	152,272	8,313,971	340,526	-	20,615	8,827,384
At December 31, 2022	663,491	4,543,523	61,959	252,379	34,911	5,556,263

(*) Related to Parques Eólicos de la Buena Ventura S.A. acquisition.

See note 28 for a description of certain restricted assets with a carrying value of $56.2 million held in Saudi Arabia by the Company’s subsidiary SSPC, in which Tenaris holds a 47.79% interest.

Property, plant and equipment include capitalized interests for net amounts at December 31, 2023 and 2022 of $28.8 million and $30.4 million, respectively. There were no new interests capitalized during 2023 and 2022.

Government grants recognized as a reduction of property, plant and equipment were not material for the years 2023 and 2022.

For the year 2023, the carrying amount of assets pledged as security for current and non-current borrowings amounted to $89.6 million held in Saudi Arabia by the Company´s subsidiary GPC, in which SSPC holds a 57.3% interest.

Consolidated Financial Statements For the years ended 2023, 2022 and 2021 - all amounts in thousands of U.S. dollars, unless otherwise stated

For the year 2022, the carrying amount of assets pledged as security for current and non-current borrowings were not material.

12	Intangible assets, net

Year ended December 31, 2023	Information system projects	Licenses, patents and trademarks (*)	Goodwill	Customer relationships	Total
Cost
Values at the beginning of the year	614,474	550,991	2,469,726	1,762,042	5,397,233
Currency translation adjustment	2,233	2	39	-	2,274
Increase due to business combinations (**)	105	116	18,616	28,638	47,475
Additions	39,375	9,073	-	-	48,448
Transfers / Reclassifications	437	367	-	-	804
Disposals	(7,737)	-	-	-	(7,737)
Values at the end of the year	648,887	560,549	2,488,381	1,790,680	5,488,497

Amortization and impairment
Accumulated at the beginning of the year	561,119	398,417	1,384,674	1,720,515	4,064,725
Currency translation adjustment	2,140	1	-	-	2,141
Amortization charge	21,285	8,799	-	22,259	52,343
Transfers / Reclassifications	(86)	-	-	-	(86)
Disposals	(7,736)	-	-	-	(7,736)
Accumulated at the end of the year	576,722	407,217	1,384,674	1,742,774	4,111,387
At December 31, 2023	72,165	153,332	1,103,707	47,906	1,377,110

(*) Includes Proprietary Technology.

(**) Related to the GPC, Isoplus anticorrosion coating division, Republic Tube LLC’s OCTG pipe processing facility and Mattr’s pipe coating business unit acquisitions. For more information see note 34.

Year ended December 31, 2022	Information system projects	Licenses, patents and trademarks (*)	Goodwill	Customer relationships	Total
Cost
Values at the beginning of the year	650,155	547,527	2,468,638	2,211,151	5,877,471
Currency translation adjustment	(2,626)	-	1,088	-	(1,538)
Increase due to business combinations (**)	-	4,019	-	-	4,019
Additions	31,427	952	-	-	32,379
Transfers / Reclassifications	(5,535)	-	-	-	(5,535)
Disposals (***)	(58,947)	(1,507)	-	(449,109)	(509,563)
Values at the end of the year	614,474	550,991	2,469,726	1,762,042	5,397,233

Amortization and impairment
Accumulated at the beginning of the year	599,307	391,223	1,383,994	2,130,771	4,505,295
Currency translation adjustment	(2,496)	-	-	-	(2,496)
Amortization charge	23,218	8,701	-	38,853	70,772
Impairment charge (See note 5)	2	-	680	-	682
Disposals (***)	(58,912)	(1,507)	-	(449,109)	(509,528)
Accumulated at the end of the year	561,119	398,417	1,384,674	1,720,515	4,064,725
At December 31, 2022	53,355	152,574	1,085,052	41,527	1,332,508

(*) Includes Proprietary Technology.

(**) Related to Parques Eólicos de la Buena Ventura S.A. acquisition.

(***) Mainly related to fully depreciated assets following the deconsolidation of a Canadian subsidiary of the Company.

The geographical allocation of goodwill for the year ended December 31, 2023 was $944.2 million for North America, $111.0 million for South America, $33.0 million for Asia Pacific, Middle East & Africa and $15.5 million for Europe.

Consolidated Financial Statements For the years ended 2023, 2022 and 2021 - all amounts in thousands of U.S. dollars, unless otherwise stated

The carrying amount of goodwill allocated by CGU, as of December 31, 2023, was as follows:

(all amounts in millions of U.S. dollars)
	Tubes Segment		Other Segment
CGU	Hydril Acquisition	Other	Other	Total
Tamsa	346	19	-	365
Siderca	265	93	-	358
Hydril	309	-	-	309
Other	-	58	14	71
Total	920	170	14	1,104

13	Right-of-use assets, net and lease liabilities

Right of use assets evolution

Year ended December 31, 2023	Land and Civil Buildings	Industrial Buildings, Plant and Production Equipment	Vehicles, furniture and fixtures	Others	Total
Cost
Opening net book amount	43,570	125,677	30,291	1,182	200,720
Currency translation adjustment	99	243	263	-	605
Increase due to business combinations (*)	11,803	37	46	-	11,886
Additions	13,040	30,066	15,732	2,486	61,324
Transfers / Reclassifications	691	-	(691)	-	-
Disposals	(2,739)	(7,643)	(2,424)	-	(12,806)
At December 31, 2023	66,464	148,380	43,217	3,668	261,729

Depreciation
Accumulated at the beginning of the year	18,933	52,794	17,042	210	88,979
Currency translation adjustment	34	134	200	-	368
Depreciation charge	9,663	29,685	10,316	613	50,277
Transfers / Reclassifications	691	-	(691)	-	-
Disposals	(1,349)	(7,046)	(1,638)	-	(10,033)
Accumulated at the end of the year	27,972	75,567	25,229	823	129,591
At December 31, 2023	38,492	72,813	17,988	2,845	132,138

(*) Related to the GPC and Mattr’s pipe coating business unit acquisitions. For more information see note 34.

Year ended December 31, 2022	Land and Civil Buildings	Industrial Buildings, Plant and Production Equipment	Vehicles, furniture and fixtures	Others	Total
Cost
Opening net book amount	46,082	131,816	20,256	-	198,154
Currency translation adjustment	52	(414)	(417)	-	(779)
Additions	15,872	31,778	7,674	1,182	56,506
Transfers / Reclassifications	(5,166)	(1,317)	6,483	-	-
Disposals	(13,270)	(36,186)	(3,705)	-	(53,161)
At December 31, 2022	43,570	125,677	30,291	1,182	200,720

Depreciation
Accumulated at the beginning of the year	24,005	54,727	10,684	-	89,416
Currency translation adjustment	(9)	(139)	(251)	-	(399)
Depreciation charge	8,965	32,767	7,277	210	49,219
Transfers / Reclassifications	(3,974)	1,431	2,543	-	-
Disposals	(10,054)	(35,992)	(3,211)	-	(49,257)
Accumulated at the end of the year	18,933	52,794	17,042	210	88,979
At December 31, 2022	24,637	72,883	13,249	972	111,741

Consolidated Financial Statements For the years ended 2023, 2022 and 2021 - all amounts in thousands of U.S. dollars, unless otherwise stated

Depreciation of right-of-use assets is mainly included in Tubes segment.

Lease liability evolution

	Year ended December 31,
	2023	2022

Opening net book amount	112,177	117,285
Increase due to business combinations (*)	12,148	-
Translation differences	2,237	(3,922)
Additions	61,310	56,459
Cancellations	(2,972)	(5,207)
Repayments (**)	(54,940)	(55,874)
Interest accrued	4,473	3,436
At December 31,	134,433	112,177

(*) Related to the GPC and Mattr’s pipe coating business unit acquisitions. For more information see note 34.

(**) For 2023 includes repayments of $51.5 million in capital and $3.4 million of interest.

For 2022 includes repayments of $52.4 million in capital and $3.5 million of interest.

As of December 31, 2023, the amount of remaining payments with maturities of less than 1 year, between 2 and 5 years and more than 5 years was approximately 28%, 45% and 27%, respectively.

As of December 31, 2022, the amount of remaining payments with maturities of less than 1 year, between 2 and 5 years and more than 5 years was approximately 25%, 48% and 27%, respectively.

Expenses related to short-term leases, leases of low value assets and variable leases (included in Cost of sales and Selling, general and administrative expenses) were not material for the years 2023 and 2022.

14	Investments in non-consolidated companies

	Year ended December 31,
	2023	2022
At the beginning of the year	1,540,646	1,383,774
Translation differences	110,801	7,336
Equity in earnings of non-consolidated companies	79,411	242,743
Impairment loss in non-consolidated companies	-	(34,041)
Dividends and distributions declared	(69,216)	(64,189)
Acquisition of non-consolidated companies	22,661	-
Decrease due to step-acquisition	(23,453)	-
(Decrease) / increase in equity reserves and others	(52,046)	5,023
At the end of the year	1,608,804	1,540,646

Equity in earnings of non-consolidated companies: Includes a loss of $25.5 related to the participation increase in Usiminas and does not include $4.5 million and $11.5 million related to GPC acquisition since May 17, 2023, which is the date of its consolidation. For more information see note 34 “Business Combinations - Acquisition of Global Pipe Company”.

Impairment loss in non-consolidated companies: Includes an impairment of $19.1 million related to the investment in Usiminas and $14.9 million related to the joint venture with PAO Severstal (“Severstal”).

Dividends and distributions declared: Related to Ternium and Usiminas. During 2023 and 2022 $68.8 million and $66.2 million respectively were collected.

Acquisition of non-consolidated companies: Related to the investment in Usiminas.

Decrease due to step-acquisition: Related to GPC acquisition. For more information see note 34.

Consolidated Financial Statements For the years ended 2023, 2022 and 2021 - all amounts in thousands of U.S. dollars, unless otherwise stated

The principal non-consolidated companies are:

		% ownership at December 31,		Book value at December 31,
Company	Country of incorporation	2023	2022	2023	2022
a) Ternium (*)	Luxembourg	11.46%	11.46%	1,430,616	1,363,607
b) Usiminas (**)	Brazil	3.96%	3.07%	123,654	109,534
c) Techgen	Mexico	22.00%	22.00%	53,556	41,506
d) Global Pipe Company (***)	Saudi Arabia	57.30%	35.00%	-	23,022
Others				978	2,977
				1,608,804	1,540,646

(*) Including treasury shares.

(**) At December 31, 2023 the voting rights were 6.76% and at December 31, 2022 were 5.19%.

(***) Consolidated as from May 17, 2023.

a) Ternium

Ternium is a steel producer with production facilities in Mexico, Brazil, Argentina, Colombia, the Southern United States and Central America and is one of Tenaris’s main suppliers of round steel bars and flat steel products for its pipes business.

At December 31, 2023, the closing price of Ternium’s ADSs as quoted on the New York Stock Exchange was $42.47 per ADS, giving Tenaris’s ownership stake a market value of approximately $975.6 million. At December 31, 2023, the carrying value of Tenaris’s ownership stake in Ternium, based on Ternium’s IFRS Financial Statements, was approximately $1,430.6 million. The Company reviews its participation in Ternium whenever events or circumstances indicate that the asset’s carrying amount may not be recoverable. As of December 31, 2023, the Company concluded that the carrying amount does not exceed the recoverable value of the investment.

Summarized selected financial information of Ternium, including the aggregated amounts of assets, liabilities, revenues and profit or loss is as follows:

	Ternium
	2023	2022
Non-current assets	12,148,560	8,647,510
Current assets	12,030,544	8,844,038
Total assets	24,179,104	17,491,548
Non-current liabilities	3,566,643	1,506,325
Current liabilities	3,800,602	2,216,832
Total liabilities	7,367,245	3,723,157
Total equity	16,811,859	13,768,391
Non-controlling interests	4,393,264	1,922,434

Revenues	17,610,092	16,414,466
Gross profit	3,559,355	3,927,184
Net income for the year attributable to shareholders' equity	676,043	1,767,516

b) Usiminas

Usiminas is a Brazilian producer of high quality flat steel products used in the energy, automotive and other industries.

At December 31, 2023, the closing price of the Usiminas’ ordinary and preferred shares, as quoted on the B3 - Brasil Bolsa Balcão S.A, was BRL9.20 ($1.90) and BRL9.29 ($1.92), respectively, giving Tenaris’s ownership stake a market value of approximately $92.7 million. As of that date, the carrying value of Tenaris’s ownership stake in Usiminas was approximately $123.7 million.

Following the acquisition of shares referred to in note II.B.2).b) and considering the carrying value of the previously held interest, the price paid for the acquisition of the additional Usiminas shares and the fair value measurement of the Usiminas shares (conducted at the T/T Group level) the Company recorded a net loss of $25.5 million included in Equity in (losses) earnings of non-consolidated companies in the Consolidated Income Statement.

Consolidated Financial Statements For the years ended 2023, 2022 and 2021 - all amounts in thousands of U.S. dollars, unless otherwise stated

The Company reviews its participation in Usiminas whenever events or circumstances indicate that the asset’s carrying amount may not be recoverable. As of December 31, 2023, the Company concluded that the carrying amount did not exceed the recoverable value of the investment.

Summarized selected financial information of Usiminas, including the aggregated amounts of assets, liabilities, revenues and profit or loss is as follows:

	Usiminas
	2023	2022
Non-current assets	4,591,763	3,764,453
Current assets	3,589,129	3,901,844
Total assets	8,180,892	7,666,297
Non-current liabilities	1,672,676	1,671,249
Current liabilities	1,139,031	1,033,524
Total liabilities	2,811,706	2,704,773
Total equity	5,369,186	4,961,524
Non-controlling interests	556,418	523,741

Revenues	5,531,985	6,296,964
Gross profit	357,845	1,110,439
Net income for the year attributable to shareholders' equity	278,402	319,979

c) Techgen

Techgen is a Mexican company that operates a natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, Mexico, with a power capacity of 900 megawatts. As of December 31, 2023, Tenaris held 22% of Techgen’s share capital, and its affiliates, Ternium and Tecpetrol (both controlled by San Faustin), beneficially owned 48% and 30% respectively. As of December 31, 2023, the carrying value of Tenaris’s ownership stake in Techgen was approximately $53.6 million.

Techgen entered into certain transportation capacity agreements and an agreement for the purchase of clean energy certificates. As of December 31, 2023, Tenaris’s exposure under these agreements amounted to $39.4 million and $16.9 million respectively.

Techgen’s sponsors granted certain subordinated loans to Techgen. As of December 31, 2023, the aggregate outstanding principal amount under these subordinated loans was $281.3 million, of which $61.9 million correspond to Tenaris’s contribution.

On February 13, 2019, Techgen entered into a $640 million syndicated loan agreement with several banks to refinance an existing loan, resulting in the release of certain corporate guarantees previously issued by Techgen’s shareholders to secure the replaced facility.

The existing syndicated loan agreement is “non-recourse” on the sponsors. Techgen’s obligations thereunder are guaranteed by a Mexican security trust (covering shares, assets, accounts and contract rights), account pledges and certain direct agreements –customary for these type of transactions–. The commercial terms and conditions governing the purchase by the Company’s Mexican subsidiary, Tamsa, of 22% of the energy generated by Techgen remain substantially unchanged.

Under the loan agreement, Techgen is committed to maintain a debt service reserve account covering debt service becoming due during two consecutive quarters; such account is funded by stand-by letters of credit issued for the account of Techgen’s sponsors in proportion to their respective participations in Techgen. Accordingly, the Company applied for stand-by letters of credit covering 22% of the debt service coverage ratio, which as of December 31, 2023, amounted to $10.9 million.

Consolidated Financial Statements For the years ended 2023, 2022 and 2021 - all amounts in thousands of U.S. dollars, unless otherwise stated

d)	GPC

GPC is a joint venture established in 2010 and located in Jubail, Saudi Arabia, which manufactures LSAW pipes. Until May 16, 2023, Tenaris, through its subsidiary SSPC, owned 35% of the share capital of GPC and, accordingly, GPC was a non-consolidated company. On May 17, 2023, SSPC acquired an additional 22.3% interest in GPC reaching a participation of 57.3%. The Company consolidates GPC’s balances and results of operations as from May 17, 2023. For more information on GPC acquisition and its accounting treatment see note 34 “Business Combinations - Global Pipe Company acquisition”.

15	Receivables non-current

	Year ended December 31,
	2023	2022
Employee advances and loans	7,395	11,908
Tax credits (*)	53,483	27,333
Receivables from related parties	69,820	67,921
Legal deposits	9,355	9,394
Advances to suppliers and other advances	27,043	28,779
Receivable Venezuelan subsidiaries	—	48,659
Others	18,863	17,726
	185,959	211,720

(*) As of December 31, 2023, included approximately $40.6 million related to ICMS (Tax on Sales and Services) from Brazilian subsidiaries.

As of December 31, 2022, included approximately $8 million related to PIS and COFINS (Federal Social Contributions on Gross Revenues) tax recovery from Brazilian subsidiaries.

16	Inventories, net

	Year ended December 31,
	2023	2022
Finished goods	1,401,754	1,592,706
Goods in process	1,068,956	936,555
Raw materials	569,837	606,977
Supplies	648,443	542,636
Goods in transit	441,217	530,721
	4,130,207	4,209,595
Allowance for obsolescence, see note 25 (i)	(209,110)	(222,666)
	3,921,097	3,986,929

17	Receivables and prepayments, net

	Year ended December 31,
	2023	2022
Prepaid expenses and other receivables	104,015	47,419
Government entities	1,330	18,121
Employee advances and loans	14,316	10,701
Advances to suppliers and other advances	48,455	41,549
Government tax refunds on exports	8,210	8,898
Receivables from related parties	5,759	19,184
Others	50,173	41,418
	232,258	187,290
Allowance for other doubtful accounts, see note 25 (i)	(3,439)	(3,479)
	228,819	183,811

Consolidated Financial Statements For the years ended 2023, 2022 and 2021 - all amounts in thousands of U.S. dollars, unless otherwise stated

18	Current tax assets and liabilities

	Year ended December 31,
Current tax assets	2023	2022
Income tax assets	122,257	24,812
V.A.T. credits	132,972	218,009
Other prepaid taxes	1,172	315
	256,401	243,136

	Year ended December 31,
Current tax liabilities	2023	2022
Income tax liabilities	344,565	280,469
V.A.T. liabilities	60,047	17,228
Other taxes	83,665	78,543
	488,277	376,240

19	Trade receivables, net

	Year ended December 31,
	2023	2022
Current accounts	2,471,565	2,479,035
Receivables from related parties	58,370	60,400
	2,529,935	2,539,435
Allowance for doubtful accounts, see note 25 (i)	(49,046)	(45,495)
	2,480,889	2,493,940

The following table sets forth details of the aging of trade receivables:

At December 31, 2023	Trade Receivables	Not Due	Past due
			1 - 180 days	> 180 days

Guaranteed	261,113	236,714	23,991	408
Not guaranteed	2,268,822	1,613,626	590,236	64,960
Guaranteed and not guaranteed	2,529,935	1,850,340	614,227	65,368
Expected loss rate	0.06%	0.02%	0.18%	0.46%
Allowance for doubtful accounts	(1,636)	(312)	(1,249)	(75)
Nominative allowance for doubtful accounts	(47,410)	—	(748)	(46,662)
Net Value	2,480,889	1,850,028	612,230	18,631

At December 31, 2022	Trade Receivables	Not Due	Past due
			1 - 180 days	> 180 days

Guaranteed	265,898	237,784	27,431	683
Not guaranteed	2,273,537	1,756,707	465,423	51,407
Guaranteed and not guaranteed	2,539,435	1,994,491	492,854	52,090
Expected loss rate	0.06%	0.03%	0.18%	0.77%
Allowance for doubtful accounts	(1,657)	(654)	(920)	(83)
Nominative allowance for doubtful accounts	(43,838)	—	(1,541)	(42,297)
Net Value	2,493,940	1,993,837	490,393	9,710

Trade receivables are mainly denominated in U.S. dollars.

Consolidated Financial Statements For the years ended 2023, 2022 and 2021 - all amounts in thousands of U.S. dollars, unless otherwise stated

20	Cash and cash equivalents and other investments

	Year ended December 31,
	2023	2022
Cash and cash equivalents
Cash at banks	370,487	149,424
Liquidity funds	223,424	422,859
Short-term investments	1,043,910	519,244
	1,637,821	1,091,527
Other investments - current
Fixed income (time-deposit, zero coupon bonds, commercial papers)	896,166	196,152
Bonds and other fixed income	834,281	211,953
Fund investments	239,184	30,343
	1,969,631	438,448
Other investments - non-current
Bonds and other fixed income	398,220	113,574
Others	7,411	6,328
	405,631	119,902

21	Borrowings

	Year ended December 31,
	2023	2022
Non-current
Bank borrowings	48,304	46,433
	48,304	46,433
Current
Bank borrowings	513,909	682,255
Bank overdrafts	21,224	94
Costs of issue of debt	—	(20)
	535,133	682,329
Total Borrowings	583,437	728,762

The maturity of borrowings is as follows:

At December 31, 2023	1 year or less	1 - 2 years	2 – 3 years	Over 3 years	Total

Borrowings	535,133	46,804	1,500	—	583,437
Total borrowings	535,133	46,804	1,500	—	583,437

Interest to be accrued	10,510	3,533	283	—	14,326
Total	545,643	50,337	1,783	—	597,763

At December 31, 2022	1 year or less	1 - 2 years	2 – 3 years	Over 3 years	Total

Borrowings	682,329	41,933	3,000	1,500	728,762
Total borrowings	682,329	41,933	3,000	1,500	728,762

Interest to be accrued (*)	26,153	821	64	8	27,046
Total	708,482	42,754	3,064	1,508	755,808

(*) Includes the effect of hedge accounting.

Consolidated Financial Statements For the years ended 2023, 2022 and 2021 - all amounts in thousands of U.S. dollars, unless otherwise stated

Significant borrowings include:

In millions of U.S. dollars
Disbursement date	Borrower	Type	Final maturity	Outstanding
2023	Tubos de Acero de Mexico S.A.	Bilateral	2024	200
2023	Tenaris Tubocaribe Ltda.	Bilateral	2024	60
2023	Confab Industrial S.A.	Bilateral	2024	40
2017	Global Pipe Company	Bilateral	2024 / 2025	39

As of December 31, 2023, Tenaris was in compliance with all of its covenants, or obtained the necessary waivers from the applicable financial institution if the covenants were not met.

The weighted average interest rates before tax shown below were calculated using the rates set for each instrument in its corresponding currency as of December 31, 2023 and 2022, considering hedge accounting where applicable.

	2023	2022
Total borrowings	10.56%	9.45%

Breakdown of long-term borrowings by currency and rate is as follows:

Non-current borrowings

		Year ended December 31,
Currency	Interest rates	2023	2022
USD	Variable	20,000	20,000
SAR	Fixed	23,803	18,933
SAR	Variable	4,501	7,500
Total non-current borrowings		48,304	46,433

Current borrowings

		Year ended December 31,
Currency	Interest rates	2023	2022
USD	Variable	221,008	200,350
USD	Fixed	111,654	206,336
BRL	Variable	39,947	—
EUR	Fixed	25,104	26,829
MXN	Fixed	—	141,802
ARS	Fixed	23,462	74,025
SAR	Variable	3,035	3,023
SAR	Fixed	110,923	29,964
Total current borrowings		535,133	682,329

Borrowings evolution

	Year ended December 31, 2023
	Non-current	Current
At the beginning of the year	46,433	682,329
Translation differences	45	(74,851)
Proceeds and repayments, net	20,000	(231,797)
Interests accrued less payments	11	(2,702)
Reclassifications	(18,185)	18,185
Increase due to business combinations (*)	—	122,839
Overdrafts variation	—	21,130
At the end of the year	48,304	535,133

(*) Related to the GPC acquisition, for more information see note 34 to these Consolidated Financial Statements.

Consolidated Financial Statements For the years ended 2023, 2022 and 2021 - all amounts in thousands of U.S. dollars, unless otherwise stated

22	Deferred tax assets and liabilities

Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate of each country.

The evolution of deferred tax assets and liabilities during the year is as follows:

Deferred tax liabilities

	Fixed assets	Inventories	Intangible assets and other	Total
At the beginning of the year	575,667	43,532	114,542	733,741
Translation differences	41	113	397	551
Increase due to business combinations (*)	4,175	7,563	5,498	17,236
Charged to other comprehensive income	—	—	138	138
Income statement charge	38,991	63,127	39,627	141,745
At December 31, 2023	618,874	114,335	160,202	893,411

	Fixed assets	Inventories	Intangible assets and other	Total
At the beginning of the year	669,830	27,508	104,346	801,684
Translation differences	(64)	15	600	551
Charged to other comprehensive income	—	—	1,719	1,719
Income statement (credit) / charge	(94,099)	16,009	7,877	(70,213)
At December 31, 2022	575,667	43,532	114,542	733,741

Deferred tax assets

	Provisions and allowances	Inventories	Tax losses	Other	Total
At the beginning of the year	(25,817)	(180,152)	(310,589)	(156,984)	(673,542)
Translation differences	(6)	(24)	1	(611)	(640)
Increase due to business combinations (*)	(1,374)	(223)	(1,875)	(35,941)	(39,413)
Charged to other comprehensive income	—	—	—	(2,342)	(2,342)
Income statement (credit) / charge	(4,314)	(18,620)	(322,431)	9,881	(335,484)
At December 31, 2023	(31,511)	(199,019)	(634,894)	(185,997)	(1,051,421)

	Provisions and allowances	Inventories	Tax losses	Other	Total
At the beginning of the year	(25,083)	(85,037)	(485,763)	(176,627)	(772,510)
Translation differences	(345)	114	747	(245)	271
Charged to other comprehensive income	—	—	—	954	954
Income statement charge / (credit)	(389)	(95,229)	174,427	18,934	97,743
At December 31, 2022	(25,817)	(180,152)	(310,589)	(156,984)	(673,542)

(*) Related to the GPC, Isoplus anticorrosion coating division and Mattr’s pipe coating business unit acquisitions. For more information see note 34.

Deferred tax assets related to tax losses of Tenaris subsidiaries are recognized to the extent it is probable that future taxable profits will be available, against which such losses can be utilized. The utilization of such tax losses may also be restricted by the nature of the profit, expiration dates and / or potential limitations on their yearly consumption. In determining the amount of deferred taxes to be recognized, Tenaris considered existing evidence, both positive and negative, including the historical taxable profits and the projections of future taxable profits prepared by management to assess the probability that the deferred tax assets will be realized. Management applies significant judgment in assessing the likelihood that future taxable profits will be available.

Consolidated Financial Statements For the years ended 2023, 2022 and 2021 - all amounts in thousands of U.S. dollars, unless otherwise stated

Deferred tax assets related to tax losses as of the end of 2023 include $550.3 million recognized in its Luxembourg subsidiary mainly due to impairment charges over certain undertakings in the past years. Under the Luxembourg tax law, tax losses generated before 2017 can be carried forward indefinitely and are not subject to any yearly consumption limitation. Losses incurred as from 2017 may be carried forward for a maximum of 17 years.

Tenaris has concluded as of end 2023 that it is probable that sufficient future taxable profits will be generated by business activities to be carried out by its Luxembourg subsidiary, against which the above-mentioned tax losses could be utilized prior to their expiration.

Deferred tax assets related to tax losses also include $77.9 million related to U.S. subsidiaries mainly due to the recognition of accelerated fiscal depreciations, as well as the amounts related to the acquisition of IPSCO in 2020. Tenaris has concluded that these deferred tax assets will be recoverable based on the business plans and budgets.

Approximately 99% of the recognized tax losses have an expiration date in more than 5 years or do not expire.

As of December 31, 2023, the net unrecognized deferred tax assets amounted to $3,130.0 million. Approximately 99% of the unrecognized tax losses have an expiration date in more than 5 years or do not expire.

The estimated recovery analysis of deferred tax assets and settlement of deferred tax liabilities, which takes into consideration management assumptions and estimates, is as follows:

	Year ended December 31,
	2023	2022
Deferred tax assets to be recovered after 12 months	(655,415)	(171,717)
Deferred tax liabilities to be settled after 12 months	689,976	688,124

Deferred income tax assets and liabilities are offset when (1) there is a legally enforceable right to set-off current tax assets against current tax liabilities and (2) when the deferred income taxes relate to the same fiscal authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis. The following amounts, determined after appropriate set-off, are shown in the Consolidated Statement of Financial Position:

	Year ended December 31,
	2023	2022
Deferred tax assets	(789,615)	(208,870)
Deferred tax liabilities	631,605	269,069
	(158,010)	60,199

The movement in the net deferred income tax (asset) / liability account is as follows:

	Year ended December 31,
	2023	2022
At the beginning of the year	60,199	29,174
Translation differences	(89)	822
Increase due to business combinations (*)	(22,177)	—
Charged to other comprehensive income	(2,204)	2,673
Income statement (credit) / charge	(193,739)	27,530
At the end of the year	(158,010)	60,199

(*) Related to the GPC, Isoplus anticorrosion coating division and Mattr’s pipe coating business unit acquisitions. For more information see note 34.

Consolidated Financial Statements For the years ended 2023, 2022 and 2021 - all amounts in thousands of U.S. dollars, unless otherwise stated

23	Other liabilities

(i)	Other liabilities – Non-current

	Year ended December 31,
	2023	2022
Post-employment benefits	117,506	108,936
Other long-term benefits	91,435	71,446
Miscellaneous	62,327	49,760
	271,268	230,142

At December 31, 2023 the weighted average duration of liabilities related to post-employment benefits was 6 years.

Post-employment benefits

	Year ended December 31,
	2023	2022
Unfunded	112,532	103,822
Funded	4,974	5,114
	117,506	108,936

▪	Unfunded

	Year ended December 31,
	2023	2022
Values at the beginning of the year	103,822	103,841
Current service cost	6,537	6,810
Interest cost	11,707	7,610
Curtailments and settlements	(675)	(64)
Remeasurements (*)	8,899	(4,228)
Translation differences	(12,687)	(5,657)
Increase due to business combinations (**)	4,531	—
Benefits paid from the plan	(8,762)	(5,111)
Reclassified to current liabilities	—	(461)
Other	(840)	1,082
At the end of the year	112,532	103,822

(*) For 2023 a loss of $0.6 million is attributable to demographic assumptions and a loss of $8.3 million to financial assumptions.

For 2022 a gain of $0.1 million is attributable to demographic assumptions and a gain of $4.1 million to financial assumptions.

(**) Related to the GPC, Isoplus anticorrosion coating division and Mattr’s pipe coating business unit acquisitions. For more information see note 34.

The actuarial assumptions for the most relevant plans were as follows:

	Year ended December 31,
	2023	2022
Discount rate	3% - 7%	4% - 7%
Rate of compensation increase	2% - 5%	2% - 3%

As of December 31, 2023, an increase / (decrease) of 1% in the discount rate assumption of the main plans would have generated a (decrease) / increase on the defined benefit obligation of $5.6 million and $5.0 million respectively, and an increase / (decrease) of 1% in the rate of compensation assumption of the main plans would have generated an increase / (decrease) impact on the defined benefit obligation of $2.7 million and $2.9 million respectively. The above sensitivity analyses are based on a change in discount rate and rate of compensation while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated.

Consolidated Financial Statements For the years ended 2023, 2022 and 2021 - all amounts in thousands of U.S. dollars, unless otherwise stated

▪	Funded

The amounts recognized in the statement of financial position for the current annual period and the previous annual period are as follows:

	Year ended December 31,
	2023	2022
Present value of funded obligations	123,234	116,617
Fair value of plan assets	(134,052)	(126,842)
Asset (*)	(10,818)	(10,225)

(*) In 2023 and 2022, $15.8 million and $15.3 million corresponding to plans with surplus balances that were reclassified within other non-current assets, respectively, consequently the net post-employment benefits funded exposed as liabilities amounted to $5.0 million and $5.1 million respectively.

The movement in the present value of funded obligations is as follows:

	Year ended December 31,
	2023	2022
At the beginning of the year	116,617	159,528
Translation differences	1,940	(6,635)
Current service cost	—	154
Interest cost	5,715	4,293
Remeasurements (*)	2,142	(30,349)
Increase due to business combinations (**)	4,708	—
Benefits paid	(8,459)	(10,374)
Other	571	—
At the end of the year	123,234	116,617

(*) For 2023 a loss of $0.9 million is attributable to demographic assumptions and a loss of $1.3 million to financial assumptions.

For 2022 a gain of $4.8 million is attributable to demographic assumptions and a gain of $25.6 million to financial assumptions.

(**) Related to Mattr’s pipe coating business unit acquisition. For more information see note 34.

The movement in the fair value of plan assets is as follows:

	Year ended December 31,
	2023	2022
At the beginning of the year	(126,842)	(160,504)
Translation differences	(1,897)	6,639
Return on plan assets	(6,121)	(4,319)
Remeasurements	(4,225)	20,987
Increase due to business combinations (*)	(3,903)	—
Contributions paid to the plan	—	(435)
Benefits paid from the plan	8,459	10,374
Other	477	416
At the end of the year	(134,052)	(126,842)

(*) Related to Mattr’s pipe coating business unit acquisitions. For more information see note 34.

The major categories of plan assets as a percentage of total plan assets are as follows:

	Year ended December 31,
	2023	2022
Equity instruments	18.0%	28.8%
Debt instruments	32.5%	67.2%
Others	49.3%	4.0%

Consolidated Financial Statements For the years ended 2023, 2022 and 2021 - all amounts in thousands of U.S. dollars, unless otherwise stated

The actuarial assumptions for the most relevant plans were as follows:

	Year ended December 31,
	2023	2022
Discount rate	5% - 5%	3% - 5%
Rate of compensation increase	0% - 3%	0% - 3%

The expected return on plan assets is determined by considering the expected returns available on the assets underlying the current investment policy. Expected return on plan assets is determined based on long-term, prospective rates of return as of the end of the reporting period.

As of December 31, 2023, an increase / (decrease) of 1% in the discount rate assumption of the main plans would have generated a (decrease) / increase on the defined benefit obligation of $11.7 million and $9.9 million respectively, and an increase / (decrease) of 1% in the compensation rate assumption of the main plans would have generated an increase / (decrease) on the defined benefit obligation of $0.7 million and $0.8 million respectively. The above sensitivity analyses are based on a change in discount rate and rate of compensation while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated.

The expected employer contributions for the year 2024 are not material.

The methods and types of assumptions used in preparing the sensitivity analyses did not change compared to the previous period.

(ii)	Other liabilities – Current

	Year ended December 31,
	2023	2022
Payroll and social security payable	301,213	224,630
Shares to be settled under buyback program	86,240	—
Miscellaneous	35,192	35,984
	422,645	260,614

24	Non-current allowances and provisions

Liabilities

	Year ended December 31,
	2023	2022

Values at the beginning of the year	98,126	83,556
Translation differences	4,260	357
Increase due to business combinations (*)	1,500	—
Additional allowance	1,901	11,102
Reclassifications	(164)	2,229
Used and other movements	(4,170)	882
Values at the end of the year	101,453	98,126

(*) Related to Mattr’s pipe coating business unit acquisition. For more information see note 34.

Consolidated Financial Statements For the years ended 2023, 2022 and 2021 - all amounts in thousands of U.S. dollars, unless otherwise stated

25	Current allowances and provisions

(i)            Deducted from assets

Year ended December 31, 2023	Allowance for doubtful accounts - Trade receivables	Allowance for other doubtful accounts - Other receivables	Allowance for inventory obsolescence

Values at the beginning of the year	(45,495)	(3,479)	(222,666)
Translation differences	(128)	(88)	(452)
Increase due to business combinations (*)	(899)	—	(9,179)
(Additional) allowances	(3,590)	(107)	(13,581)
Used	1,066	235	36,768
At December 31, 2023	(49,046)	(3,439)	(209,110)

(*) Related to the GPC, Isoplus anticorrosion coating division and Mattr’s pipe coating business unit acquisitions. For more information see note 34.

Year ended December 31, 2022	Allowance for doubtful accounts - Trade receivables	Allowance for other doubtful accounts - Other receivables	Allowance for inventory obsolescence

Values at the beginning of the year	(47,120)	(3,206)	(245,774)
Translation differences	(12)	68	(405)
(Additional) / reversal allowances	223	(346)	(24,901)
Used	1,414	5	48,414
At December 31, 2022	(45,495)	(3,479)	(222,666)

(ii)           Liabilities

Year ended December 31, 2023	Sales risks	Other claims and contingencies (*)	Total

Values at the beginning of the year	3,186	7,999	11,185
Translation differences	285	(208)	77
Increase due to business combinations (**)	—	5,317	5,317
Additional provisions	30,057	6,941	36,998
Reclassifications	—	164	164
Used	(13,588)	(4,194)	(17,782)
At December 31, 2023	19,940	16,019	35,959

Year ended December 31, 2022	Sales risks	Other claims and contingencies (*)	Total

Values at the beginning of the year	1,468	7,854	9,322
Translation differences	(160)	(97)	(257)
Additional provisions	5,315	4,189	9,504
Reclassifications	—	(2,229)	(2,229)
Used	(3,437)	(1,718)	(5,155)
At December 31, 2022	3,186	7,999	11,185

(*) Other claims and contingencies mainly include lawsuits and other legal proceedings, including employee, tax and environmental-related claims.

(**) Related to Mattr’s pipe coating business unit acquisition. For more information see note 34.

Consolidated Financial Statements For the years ended 2023, 2022 and 2021 - all amounts in thousands of U.S. dollars, unless otherwise stated

26	Derivative financial instruments

Net fair values of derivative financial instruments

The net fair values of derivative financial instruments, in accordance with IFRS 13, are:

	Year ended December 31,
	2023	2022
Derivatives hedging borrowings and investments	—	6,480
Other derivatives	9,801	24,325
Contracts with positive fair values	9,801	30,805

Other derivatives	(11,150)	(7,127)
Contracts with negative fair values	(11,150)	(7,127)
Total	(1,349)	23,678

Foreign exchange and commodities derivative contracts and hedge accounting

Tenaris applies hedge accounting to certain cash flow hedges of highly probable forecast transactions. The net fair values of exchange rate derivatives and those derivatives that were designated for hedge accounting as of December 31, 2023 and 2022 were as follows:

Purchase currency	Sell currency	Term	Fair Value		Hedge Accounting Reserve
			2023	2022	2023	2022
MXN	USD	2024	—	6,571	—	(67)
USD	MXN	2024	(2,125)	—	—	—
EUR	USD	2024	5,557	1,866	624	(2,786)
USD	EUR	2024 / 2025	(2,966)	20,783	7,142	23,935
USD	BRL	2024	(1,009)	(2,490)	—	—
USD	KWD	2024	(50)	(129)	(388)	—
USD	CAD	2024	(836)	404	—	—
USD	GBP	2024	(51)	(11)	—	—
USD	CNY	2024	(335)	(242)	501	—
RON	USD	2024	261	50	—	—
BRL	USD	2024	49	223	49	—
Others		2024	(49)	13	—	3
Total			(1,554)	27,038	7,928	21,085

Commodity Derivatives	Term	Fair Value		Hedge Accounting Reserve
		2023	2022	2023	2022
Houston Ship Channel Gas	2024	(231)	(814)	(231)	(814)
LME Scrap	2024	1,376	29	1,376	(3,148)
Iron Ore	2024	—	12	—	(1,274)
Electric Energy	2024	(340)	(519)	(340)	(519)
TTF Gas	2024	—	(2,068)	—	(2,207)
PSV Gas	2024	(2,566)	—	(2,566)	—
Nickel	2024	1,966	—	1,966	—
Total		205	(3,360)	205	(7,963)

Following is a summary of the hedge reserve evolution:

	Equity Reserve Dec-2021	Movements 2022	Equity Reserve Dec-2022	Movements 2023	Equity Reserve Dec-2023
Foreign Exchange & Commodities	1,259	11,863	13,122	(4,989)	8,133
Total Cash flow Hedge	1,259	11,863	13,122	(4,989)	8,133

Tenaris estimates that the majority of the cash flow hedge reserve corresponding to derivatives instruments at December 31, 2023 will be recycled to the Consolidated Income Statement during 2024. For information on hedge accounting reserve, see section III.D to these Consolidated Financial Statements.

Consolidated Financial Statements For the years ended 2023, 2022 and 2021 - all amounts in thousands of U.S. dollars, unless otherwise stated

27	Contingencies, commitments and restrictions on the distribution of profits

(i)            Contingencies

Tenaris is from time to time subject to various claims, lawsuits and other legal proceedings, including customer, employee, tax and environmental-related claims, in which third parties are seeking payment for alleged damages, reimbursement for losses, or indemnity. Management, with the assistance of legal counsel, periodically reviews the status of each significant matter and assesses potential financial exposure.

Some of these claims, lawsuits and other legal proceedings involve highly complex issues, and often these issues are subject to substantial uncertainties and, therefore, the probability of loss and an estimation of damages are difficult to ascertain. Accordingly, with respect to a large portion of such claims, lawsuits and other legal proceedings, the Company is unable to make a reliable estimate of the expected financial effect that will result from ultimate resolution of the proceeding. In those cases, the Company has not accrued a provision for the potential outcome of these cases.

If a potential loss from a claim, lawsuit or other proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements and take into consideration litigation and settlement strategies. In a limited number of ongoing cases, the Company was able to make a reliable estimate of the expected loss or range of probable loss and, depending on the likelihood of occurrence, in some of such cases has accrued a provision for such loss but believes that publication of this information on a case-by-case basis would seriously prejudice the Tenaris’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, the Company has disclosed information with respect to the nature of the contingency but has not disclosed its estimate of the range of potential loss.

The Company believes that the aggregate provisions recorded for potential losses in these Consolidated Financial Statements are adequate based upon currently available information. However, if management’s estimates prove incorrect, current reserves could be inadequate and the Company could incur a charge to earnings which could have a material adverse effect on its results of operations, financial condition, net worth and cash flows.

Below is a summary description of Tenaris’s material legal proceedings which are outstanding as of the date of these Consolidated Financial Statements. In addition, the Company is subject to other legal proceedings, none of which is believed to be material.

▪	CSN claims relating to the January 2012 acquisition of Usiminas

In 2013, the Company was notified of a lawsuit filed in Brazil by Companhia Siderúrgica Nacional (“CSN”), and various entities affiliated with CSN against the Company’s Brazilian subsidiary Confab and three subsidiaries of Ternium, all of which compose the T/T Group under the Usiminas shareholders agreement. The entities named in the CSN lawsuit had acquired a participation in Usiminas in January 2012. The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all non-controlling holders of Usiminas ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or BRL 28.8, and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas’ control group. Confab’s share in the offer would be 17.9%.

On September 23, 2013, the first instance court dismissed the CSN lawsuit, and on February 8, 2017, the court of appeals maintained the understanding of the first instance court. On August 18, 2017, CSN filed an appeal to the Superior Court of Justice (“SCJ”) seeking the review and reversal of the decision issued by the Court of Appeals. On September 10, 2019, the SCJ declared CSN’s appeal admissible. On March 7, 2023, the SCJ, by majority vote, rejected CSN’s appeal. CSN made several submissions in connection with the SCJ decision, including a motion for clarification that challenged the merits of the SCJ decision. Decisions at the SCJ are adopted by majority vote and, at the date of these financial statements, voting at the SCJ with respect to the motion for clarification is ongoing. At an October 17, 2023 session, two justices voted in favor of remanding the case to the first instance for it to be retried following production and assessment of the new evidence, and two justices voted, without requiring any further evidence, in favor of granting CSN’s motion for clarification and reversing the March 7, 2023 decision that rejected CSN’s appeal; because the fifth member of SCJ excused himself from voting, a justice from another panel at the SCJ will be summoned to produce the tie-breaking vote. There are no specified deadlines for voting to be resumed or the SCJ decision to be issued. In any event, either party may appeal against a SCJ decision.

Consolidated Financial Statements For the years ended 2023, 2022 and 2021 - all amounts in thousands of U.S. dollars, unless otherwise stated

According to the views of the two justices that voted in favor of CSN’s motion, Confab and the other members of the T/T Group should be ordered to pay to CSN an indemnification amount equal to the difference between the price paid by the T/T Group in its acquisition and the market value of the Usiminas shares at signing, plus monetary adjustment and interest (at a rate of 1% per month) through the date of payment, plus legal costs equal to 10% of the compensation payable to CSN, with CSN retaining ownership of the Usiminas ordinary shares it currently owns. If that unprecedented view were to prevail, and depending on how the indemnification is calculated by other courts, as of the date of these financial statements the potential aggregate indemnification payable by Confab could reach up to BRL900.4 million (approximately $186.0 million at the BRL/$ rate as of such date).

The Company continues to believe that all of CSN’s claims and allegations are groundless and without merit, as confirmed by several opinions of Brazilian legal counsel, two decisions issued by the Brazilian securities regulator in February 2012 and December 2016, the first and second instance court decisions and the March 7, 2023 SCJ decision referred to above. Notwithstanding the foregoing, in light of the votes already issued by two members of the SCJ on CSN’s motion for clarification, the Company cannot predict the ultimate resolution on the matter.

▪	Veracel celulose accident litigation

On September 21, 2007, an accident occurred in the premises of Veracel Celulose S.A. (“Veracel”) in connection with a rupture in one of the tanks used in an evaporation system manufactured by Confab. The Veracel accident allegedly resulted in material damages to Veracel. Itaú Seguros S.A. (“Itaú”), Veracel’s insurer at the time of the Veracel accident and then replaced by Chubb Seguros Brasil S/A (“Chubb”), initiated a lawsuit against Confab seeking reimbursement of damages paid to Veracel in connection with the Veracel accident. Veracel initiated a second lawsuit against Confab seeking reimbursement of the amount paid as insurance deductible with respect to the Veracel accident and other amounts not covered by insurance. Itaú and Veracel claimed that the Veracel accident was caused by failures and defects attributable to the evaporation system manufactured by Confab. Confab believes that the Veracel accident was caused by the improper handling by Veracel’s personnel of the equipment supplied by Confab in violation of Confab’s instructions. The two lawsuits were consolidated and are considered by the 6th Civil Court of São Caetano do Sul. However, each lawsuit will be adjudicated separately.

On September 28, 2018, Confab and Chubb entered into a settlement agreement pursuant to which on October 9, 2018, Confab paid an amount of approximately $3.5 million to Chubb, without assuming any liability for the accident or the claim.

On October 10, 2018, Confab was notified that the court had issued rulings for both lawsuits. Both decisions were unfavorable to Confab:

▪	With respect to Chubb’s claim, the court subsequently homologated the above-mentioned settlement and, accordingly, the claim was finalized.

▪	With respect to Veracel’s claim, Confab was ordered to pay the insurance deductible and other concepts not covered by insurance, currently estimated to amount to BRL100.6 million (approximately $20.8 million) including interest, fees and expenses. Both parties filed motions for clarification against the court’s decision, which were partially granted. Although the contract between Confab and Veracel expressly provided that Confab would not be liable for damages arising from lost profits, the court award would appear to include BRL86.4 million (approximately $17.8 million) of damages arising therefrom. Confab has additional defense arguments in respect of a claim for lost profits. On December 18, 2018, Confab filed an appeal against the first instance court decision, and on April 30, 2019, Veracel filed its response to the appeal. In June 2022, the court resolved that it lacked jurisdiction to decide on the appeal, which was re-allocated to another court. The parties are currently waiting for the trial of the appeal to be scheduled. At this stage the Company cannot predict the outcome of the claim or the amount or range of loss in case of an unfavorable outcome.

Consolidated Financial Statements For the years ended 2023, 2022 and 2021 - all amounts in thousands of U.S. dollars, unless otherwise stated

▪	Petrobras-related proceedings and claims

Upon learning that Brazilian, Italian and Swiss authorities were investigating whether certain payments were made prior to 2014 from accounts of entities presumably associated with affiliates of the Company to accounts allegedly linked to individuals related to Petróleo Brasileiro S.A. (“Petrobras”) and whether any such payments were intended to benefit the Company’s Brazilian subsidiary Confab, the Audit Committee of the Company's Board of Directors engaged external counsel in connection with the Company’s review of these matters. In addition, the Company voluntarily notified the U.S. Securities and Exchange Commission (“SEC”) and the U.S. Department of Justice (“DOJ”) in October 2016. The Company conducted, with the assistance of external counsel, an internal investigation and found no evidence corroborating any involvement by the Company or its directors, officers or employees in respect of improper payments. An internal investigation commissioned by Petrobras also found no evidence that Confab obtained any unfair commercial benefit or advantage from Petrobras in return for payments, including improperly obtained contracts. On June 2, 2022, the Company resolved the investigation by the SEC, and the DOJ informed that it had closed its parallel inquiry without taking action. Under the settlement with the SEC, the Company neither admits nor denies the SEC’s findings and on June 24, 2022, paid $53.1 million in disgorgement and prejudgment interest and $25 million for a civil penalty to conclude the matter.

In July 2019, the Company learned that the public prosecutors’ office of Milan, Italy, had completed a preliminary investigation into the same alleged payments and had included in the investigation, among other persons, the Company’s Chairman and Chief Executive Officer, two other board members, Gianfelice Rocca and Roberto Bonatti, and the Company’s controlling shareholder, San Faustin. The Company is not a party to the proceedings. On March 22, 2022, upon completion of the evidentiary phase of the trial, the acting prosecutor requested the first-instance court in Milan in charge of the case to impose sanctions on our Chairman and Chief Executive Officer, on the other two board members, and on San Faustin. The Company’s outside counsel in Italy advised the Company that neither the case file nor the prosecutor’s request contain or identify any evidence of involvement in, or knowledge of, the alleged wrongdoing by any of the three directors. On May 26, 2022, the first-instance court dismissed the case brought by the public prosecutor against the defendants for lack of jurisdiction and stated that the criminal proceeding should not have been initiated. On October 7, 2022, the public prosecutor filed an appeal against the first-instance court’s decision. The first hearing with respect to the appeal is scheduled to be held on February 22, 2024.

In June 2020, the Brazilian public prosecutors’ office requested the indictment of several individuals, including three executives or former executives of Confab and a former agent of Confab, charging them with the alleged crimes of corruption in relation to contracts executed between 2007 and 2010, and money laundering in relation to payments between 2009 and 2013. These criminal proceedings are underway. Neither the Company nor Confab is a party to these criminal proceedings.

In addition, Petrobras and the Brazilian public prosecutors filed civil claims for damages against, among others, Confab and the Confab executives named in the criminal proceedings referred to above. Confab became aware of these civil claims in September 2022. As of December 31, 2023, the aggregate amount of these claims was estimated at BRL322.2 million (or approximately $66.6 million). The plaintiffs also seek that Confab be prohibited from contracting with, or receiving benefits or exemptions from, the Brazilian state for an unspecified term. Confab believes these claims do not address either the defense arguments or the evidence available to the plaintiffs in Brazil and presented in other jurisdictions and is vigorously contesting them. At this stage, the Company cannot predict the outcome of these civil proceedings.

▪	Putative class actions

Following the Company’s November 27, 2018, announcement that its Chairman and CEO Paolo Rocca had been included in an Argentine court investigation known as the Notebooks Case (a decision subsequently reversed by a higher court), two putative class action complaints were filed in the U.S. District Court for the Eastern District of New York. On April 29, 2019, the court consolidated the complaints into a single case, captioned “In re Tenaris S.A. Securities Litigation”, and appointed lead plaintiffs and lead counsel.

Consolidated Financial Statements For the years ended 2023, 2022 and 2021 - all amounts in thousands of U.S. dollars, unless otherwise stated

On July 19, 2019, the lead plaintiffs filed an amended complaint purportedly on behalf of purchasers of Tenaris securities during the putative class period of May 1, 2014, through December 5, 2018. The individual defendants named in the complaint are Tenaris’s Chairman and CEO and Tenaris’s former CFO. The complaint alleges that during the class period, the Company and the individual defendants inflated the Tenaris share price by failing to disclose that the nationalization proceeds received by Ternium (in which the Company held an 11.46% stake) when Sidor was expropriated by Venezuela were received or expedited as a result of allegedly improper payments made to Argentine officials. The complaint does not specify the damages that plaintiff is seeking.

On October 9, 2020, the court granted in part and denied in part the defendants’ motions to dismiss. The court partially granted and partially denied the motion to dismiss the claims against the Company and its Chairman and CEO. In addition, the court granted the motions to dismiss as to all claims against San Faustin, Techint, and Tenaris’s former CFO.

On November 11, 2022, the parties filed a joint notice of settlement announcing a settlement in principle of all claims in the action, subject to finalizing the settlement agreements and court approval. The parties’ agreement in principle provides that, in exchange for dismissal of the action and customary releases from class members and with no admission of liability by Tenaris or Mr. Rocca, Tenaris will pay to the class $9.5 million (inclusive of legal fees to lead plaintiff’s counsel).

On April 10, 2023, the court granted preliminary approval to the class settlement. The final settlement approval hearing was set for October 19, 2023, and on that date the court ordered that, prior to granting final settlement approval, the lead plaintiffs submit on or before March 29, 2024, an update letter advising the court of the status of the claims processing.

▪	Administrative proceeding concerning Brazilian tax credits

Confab is a party to an administrative proceeding concerning the recognition and transfer of tax credits for an amount allegedly exceeding the amount that Confab would have been entitled to recognize and / or transfer. The proceeding resulted in the imposition of a fine against Confab representing approximately 75% of the allegedly undue credits, which was appealed by Confab. On January 21, 2019, Confab was notified of an administrative decision denying Confab’s appeal, thereby upholding the tax determination and the fine against Confab. On January 28, 2019, Confab challenged such administrative decision. Special appeals were filed by Confab in July 2023 and by the Brazilian General Tax Attorney (“PGFN”) in September 2023. The parties are currently awaiting a resolution. In case of an unfavorable resolution, Confab may appeal before the courts. The estimated amount of this claim is BRL60.7 million (approximately $12.5 million). At this stage, the Company cannot predict the outcome of this claim.

▪	U.S. patent infringement litigation

Tenaris Coiled Tubes, LLC (“TCT”), a U.S. subsidiary of the Company, was sued in 2017 by its competitor Global Tubing, alleging defamatory conduct by TCT and seeking a declaration that certain Global Tubing products do not infringe patents held by TCT. TCT counterclaimed that certain Global Tubing products did infringe patents held by TCT, and Global Tubing has since sought to invalidate such patents. On December 13, 2019, Global Tubing filed an amended complaint (including the Company as defendant), alleging, among other things, that TCT and the Company had misled the patent office. On March 20, 2023, the judge granted summary judgment in favor of Global Tubing, concluding that the patents at issue are unenforceable due to inequitable conduct during the patent prosecution process. TCT appealed this judgment, and Global Tubing appealed a previous ruling of the judge. Global Tubing also filed a brief seeking to recover attorneys’ fees, without specifying the amount of those fees. Although it is not possible to predict the final outcome of this matter, the Company believes that any potential losses arising from this case will not be material.

Consolidated Financial Statements For the years ended 2023, 2022 and 2021 - all amounts in thousands of U.S. dollars, unless otherwise stated

▪	U.S. Antidumping Duty Investigations

On October 27, 2021, the U.S. Department of Commerce (“DOC”) initiated antidumping duty investigations of oil country tubular goods (“OCTG”) from Argentina, Mexico, and Russia. After the DOC issued affirmative preliminary and final antidumping determinations with respect to imports from Argentina, Mexico and Russia on October 27, 2022, the International Trade Commission (“ITC”) determined that the imports under investigation caused injury to the U.S. OCTG industry. Tenaris and other parties have appealed the agency determinations from the investigation to the Court of International Trade. In addition, in response to a request from the Government of Argentina, the World Trade Organization (“WTO”) established a panel of experts to consider whether the DOC’s antidumping order applicable to Argentina is consistent with the international obligations of the United States. As a result of the investigation, and unless overturned on appeal, Tenaris is required to pay antidumping duty deposits (at a rate of 78.30% for imports from Argentina and 44.93% for imports from Mexico) until such time the imports are reviewed by the DOC to determine whether final duties are necessary for the specific period under review. Tenaris has been paying such deposits since May 11, 2022, reflecting the amount of such deposits in its costs. The deposit rates may be reset periodically based on the results of the review process. It is possible that, through the periodic review process, the deposits may be either returned to Tenaris in whole or in part, or may be increased.

▪	Potential dispute with agent in the Middle East

Consistent with local practice in certain Middle East countries, Tenaris Global Services S.A. (“TGSU”), a subsidiary of the Company, sells materials to a local agent, and the agent then resells the materials to customers in the region. Tenaris is not a party to the contracts between the agent and each customer. In one such contract entered into in mid-2021, with pending obligations of approximately $520 million and deliveries until 2025, the agent agreed to supply Tenaris-produced casing and tubing of different sizes to the customer. Subsequent events led to onerous increases in prices and delays to supply the materials and, after lengthy discussions, the customer recently agreed to partially recognize such increased costs. However, negotiations remain ongoing between the parties with respect to other items. Tenaris believes, based on the advice of counsel, that the customer should not be entitled to make any direct claim against TGSU in the event the dispute escalates.

(ii)	Commitments and guarantees

Set forth is a description of the Tenaris’s main outstanding commitments:

▪	Certain subsidiaries of the Company entered into a contract with Praxair S.A. for the service of oxygen and nitrogen supply. As of December 31, 2023, the aggregate amount to take or pay the committed volumes for an original 14-year term totaled approximately $32.7 million.

▪	A subsidiary of the Company entered into a 25-year contract (effective as of December 1, 2016, through December 1, 2041) with Techgen for the supply of 197 MW (which represents 22% of Techgen’s capacity). Monthly payments are determined on the basis of capacity charges, operation costs, back-up power charges, and transmission charges. As of the seventh contract year (as long as Techgen’s existing or replacing bank facility has been repaid in full), the Company’s subsidiary has the right to suspend or early terminate the contract if the rate payable under the agreement is higher than the rate charged by the Comisión Federal de Electricidad (“CFE”) or its successors. The Company’s subsidiary may instruct Techgen to sell to any affiliate, to CFE, or to any other third party all or any part of unused contracted energy under the agreement and the Company’s subsidiary will benefit from the proceeds of such sale.

▪	A U.S. subsidiary of the Company is a party to a contract with Nucor Steel Memphis Inc. under which it is committed to purchase on a monthly basis a specified minimum volume of steel bars, at prices subject to quarterly adjustments. The contract became effective upon delivery of the first purchase order, which occurred in April 2021, with an original duration of 3 years. In September 2023, the parties agreed to extend its term until December 31, 2024. As of December 31, 2023, the estimated aggregate contract amount calculated at current prices, was approximately $73.7 million. The contract gives the subsidiary of the Company the right to temporarily reduce the quantities to be purchased thereunder to 75% of the agreed-upon minimum volume in cases of material adverse changes in prevailing economic or market conditions.

Consolidated Financial Statements For the years ended 2023, 2022 and 2021 - all amounts in thousands of U.S. dollars, unless otherwise stated

▪	In connection with the closing of the acquisition of IPSCO, a U.S. subsidiary of the Company entered into a 6-year master distribution agreement (the “MDA”) with PAO TMK (“TMK”) whereby, since January 2, 2020, Tenaris became the exclusive distributor of TMK’s OCTG and line pipe products in United States and Canada. At the end of the MDA’s 6-year term, TMK would have the option to extend the duration of its term for an additional 12-month period. Under the MDA, the Company is required to purchase specified minimum volumes of TMK-manufactured OCTG and line pipe products, based on the aggregate market demand for the relevant product category in the United States in the relevant year. In February 2022, however, the Company and TMK agreed that there would be no minimum yearly purchase requirement for the OCTG product category for the year ended December 31, 2022, and there would be no minimum yearly purchase requirement for TMK line pipe products under the MDA neither for the contract year ended December 31, 2022, nor for any subsequent contract year until expiration of the MDA’s term. In addition, no purchases of TMK products were made during 2023. The parties are currently discussing the termination of the MDA.

▪	A Brazilian subsidiary of the Company entered into a contract with Usiminas and Gerdau from which it committed to purchase steel coils for a remaining amount of approximately $109.6 million to use for manufacturing welded pipes for the Raia fields project in Brazil.

▪	A subsidiary of the Company entered into a contract with the supplier JFE Steel Corporation for the purchase of tubular material, including 13 Chrome alloy products following the closure of NKKTubes. Such contract foresees a penalty for a maximum amount of $30.9 million in case of early termination.

In addition, Tenaris (i) applied for stand-by letters of credit as well as corporate guarantees covering certain obligations of Techgen as described in note 14 (c) and (ii) issued performance guarantees mainly related to long-term commercial contracts with several customers and parent companies for approximately $3.6 billion as of December 31, 2023.

(iii)          Restrictions on the distribution of profits and payment of dividends

In accordance with Luxembourg Law, the Company is required to transfer a minimum of 5% of its net profit for each financial year to a legal reserve until such reserve equals 10% of the issued share capital.

As of December 31, 2023, this reserve is fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid out of the legal reserve.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg law and regulations.

28	Cancellation of title deed in Saudi Steel Pipe Company

In early 2021, the Company learned through the Saudi Ministry of Justice’s online portal that the electronic title deeds to certain land plots of its Saudi Arabian subsidiary SSPC had become inactive due to cancellation by court order.

The affected land plots, with a total surface of 811,284 square meters, are located in Dammam, Saudi Arabia, and were purchased from a private entity on February 2010, pursuant to a written purchase agreement duly executed by SSPC in full compliance with the laws of the Kingdom of Saudi Arabia. The purchase of the land occurred before Tenaris’s acquisition of a 47.79% interest in SSPC in 2019. The affected plots are not part of the production facility of SSPC, have been partially used as a warehouse, and have a carrying value on Tenaris’s financial statements of $56.2 million.

As of the date hereof, neither the cancellation nor the court order have been notified to SSPC or otherwise been made public by the authorities, and the legal basis for the court order is unknown. On May 4, 2021, SSPC filed a petition with an ad-hoc created special committee at the Saudi Ministry of Justice, seeking to have its title deeds reinstated. At this time, it is not possible to predict the outcome of this matter.

Consolidated Financial Statements For the years ended 2023, 2022 and 2021 - all amounts in thousands of U.S. dollars, unless otherwise stated

29	Foreign exchange control measures in Argentina

Between September 2019 and December 13, 2023, the Argentine government imposed significant restrictions on foreign exchange transactions. Although after a new administration took office in Argentina in December 2023 certain restrictions were eased and other changes to such regulations are expected, at the date of these Consolidated Financial Statements the application of existing foreign exchange regulations remains uncertain, and the scope and timing of upcoming changes remain unknown. The main currently applicable measures are described below:

▪	Foreign currency proceeds derived from exports of goods must be sold into the Argentine foreign exchange market (“MULC”) and converted into Argentine pesos within 60 days (if made to related parties) or 180 days (if made to unrelated parties) from shipment date, or, if collected earlier, within five days of collection. Foreign currency proceeds from exports of services must be sold into the MULC and converted into Argentine pesos within five business days of collection. As from December 13, 2023, up to 20% of export proceeds can be sold for Argentine pesos through securities transactions resulting in a higher implicit exchange rate, as described further below. This percentage has changed and is expected to change over time.

▪	Access to the MULC to pay for imports of services rendered by related and non-related parties (including royalties) on or before December 12, 2023, is subject to Argentine Central Bank approval. Currently, these approvals are rarely, if ever, granted. Access to the MULC to pay for imports of services that were rendered or accrued as from December 13, 2023, does not require government approval, but payment is deferred 30 calendar days as from the date of supply or accrual of the service (if the service was rendered by a non-related party) or 180 calendar days (if rendered by a related party).

▪	Access to the MULC to pay for imports of goods is subject to several restrictions. For example, advance payments or at sight cannot be made. In addition:

-	Access to the MULC to pay for imports of goods that obtained customs clearance on or before December 12, 2023 requires the prior Argentine Central Bank approval. The Argentine Central Bank is currently issuing newly created Bonds (“BOPREALs”) with a maturity of 4 years (i.e., maturing in 2027) that can only be purchased in Argentine Pesos in primary offerings by debtors of any such import debts; such bonds can then be sold for a price payable in foreign currency that can be subsequently used to pay suppliers without subjecting the importer to any restriction to enter into any other foreign exchange transaction in the MULC. A secondary market for the BOPREALs is still in formation. In addition, from April 1, 2024 any such importer who purchased BOPREALs in primary offerings may enter into the securities transactions described below to obtain foreign currency (for an amount that does not exceed the difference in USD between the nominal value of the bonds and their market prices) and use such foreign currency to pay the above-mentioned import debts, without subjecting the importer to any restriction to enter into any other foreign exchange transaction in the MULC.

-	Access to the MULC to pay for imports that have obtained customs clearance as from December 13, 2023, does not require government approval but, it requires that the price is paid in four equal instalments payable on the 30th, 60th, 90th and 120th day counted from the customs clearance of the good imported.

▪	Access to the MULC to make dividend payments requires prior Argentine Central Bank approval. When required, Argentine Central Bank approvals are rarely, if ever, granted.

The above-described measures substantially limit the ability of Argentine companies to obtain foreign currency and make certain payments and distributions out of Argentina through the MULC at the official exchange rate.

Access to foreign currency and transfers out of Argentina can be achieved, however, through securities transactions involving bonds or shares with multiple listings, resulting in a different implicit exchange rate, generally higher than the official exchange rate. Such transactions are subject to certain restrictions and limits, which change from time to time, and often result in a financial loss being generated at the time of making any such transaction. For example, in the past, the Argentine Securities Commission imposed several additional restrictions on such securities transactions, including a requirement to give prior notice to the Argentine government of any proposed transfer of securities outside of Argentina and a limitation on the amount of any such transfers. The new Argentine Securities Commission’s authorities has loosened certain of such limitations, although it is not clear if it will further eliminate or loosen remaining restrictions.

Consolidated Financial Statements For the years ended 2023, 2022 and 2021 - all amounts in thousands of U.S. dollars, unless otherwise stated

During May 2023, two Argentine subsidiaries of the Company, approved the distribution of dividends in kind to their foreign shareholders, which were paid with U.S. dollar-denominated Argentine bonds that, in the Argentine market had a valuation of approximately $356 million. Considering that, as a result of the foreign exchange restrictions in force, the value of such bonds in the international market as of the distribution date, was approximately $174.1 million, the Company recorded a negative equity reserve (FVOCI). Subsequently, the valuation of such bonds in the international market increased. With the disposal of a portion of these instruments, the Company partially reclassified such reserve to financial results. The FVOCI as of December 31, 2023, amounted to approximately $13.1 million.

The exchange rate of the Argentine peso against the U.S. dollar devaluated by more than 100% upon the change of government. Tenaris’s financial position in Argentine pesos as of December 31, 2023, amounted to a net short exposure of approximately $135 million. In the event of an additional devaluation, our Argentine subsidiaries, which hold U.S. dollar-denominated Argentine bonds for an aggregated value of $208.6 million, may be adversely affected, and will also suffer a loss on deferred tax charge as a result of a deterioration on the tax value of their fixed assets. At this time, the Company is unable to estimate all impacts of a new devaluation of the Argentine peso against the U.S. dollar.

As of December 31, 2023, the total equity of Argentine subsidiaries represented approximately 9% of Tenaris’s total equity and the sales made by Argentine subsidiaries during the year ended December 31, 2023, amounted approximately to 22% of Tenaris’s total sales. Assets and liabilities denominated in Argentine peso as of December 31, 2023, are valued at the prevailing official exchange rate.

This context of volatility and uncertainty remains in place as of the issue date of these Consolidated Financial Statements. Management continues to monitor closely the evolution of the main variables affecting its business, identifying the potential impact thereof on its financial and economic situation and determining the appropriate course of action in each case. These Consolidated Financial Statements should be read taking into account these circumstances.

30	Cash flow disclosures

		Year ended December 31,
		2023	2022	2021
(i)	Changes in working capital (*)
	Inventories	186,903	(1,329,865)	(1,085,024)
	Receivables and prepayments and current tax assets	64,000	(155,449)	(79,912)
	Trade receivables	153,920	(1,208,278)	(356,069)
	Other liabilities	28,275	57,389	4,892
	Customer advances	(101,646)	151,066	44,661
	Trade payables	(149,024)	353,892	399,988
		182,428	(2,131,245)	(1,071,464)
(ii)	Income tax accruals less payments
	Tax accrued	674,956	617,236	189,448
	Taxes paid	(818,347)	(359,585)	(153,846)
		(143,391)	257,651	35,602
(iii)	Interest accruals less payments, net
	Interest accrued, net	(106,612)	(34,080)	(14,371)
	Interest received	147,473	68,335	24,567
	Interest paid	(94,341)	(32,775)	(21,559)
		(53,480)	1,480	(11,363)

(*) Changes in working capital do not include non-cash movements due to the variations in the exchange rates used by subsidiaries with functional currencies different from the U.S. dollar.

Consolidated Financial Statements For the years ended 2023, 2022 and 2021 - all amounts in thousands of U.S. dollars, unless otherwise stated

31	Related party transactions

As of December 31, 2023:

▪	San Faustin owned 713,605,187 shares in the Company, representing 60.45% of the Company’s capital and 61.10% of the voting rights.

▪	San Faustin owned all of its shares in the Company through its wholly-owned subsidiary Techint, a Luxembourg société à responsabilité limitée, who is the holder of record of the above-mentioned Tenaris shares.

▪	Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin, a private foundation located in the Netherlands (Stichting) (“RP STAK”) held voting shares in San Faustin sufficient in number to control San Faustin.

▪	No person or group of persons controls RP STAK.

Based on the information most recently available to the Company, Tenaris’s directors and senior management as a group owned 0.07% of the Company’s outstanding shares.

Transactions and balances disclosed as with “non-consolidated parties” are those with companies over which Tenaris exerts significant influence in accordance with IFRS, but does not have control. Transactions and balances disclosed as with “joint ventures” are those with companies over which Tenaris exerts joint control in accordance with IFRS, but does not have control. All other transactions and balances with related parties which are not non-consolidated parties and which are not consolidated are disclosed as “Other”. The following transactions were carried out with related parties:

		Year ended December 31
(i)	Transactions	2023	2022	2021
	(a) Sales of goods and services
	Sales of goods to associated companies	56,152	100,019	71,879
	Sales of goods to other related parties	121,679	151,884	76,467
	Sales of services to associated companies	1,564	1,472	1,164
	Sales of services to joint ventures	135	131	130
	Sales of services to other related parties	109,553	109,123	49,268
		289,083	362,629	198,908
	(b) Purchases of goods and services
	Purchases of goods to associated companies	324,556	555,257	225,319
	Purchases of goods to joint ventures	72,741	101,620	69,610
	Purchases of goods to other related parties	61,366	51,040	32,453
	Purchases of services to associated companies	13,349	13,759	9,763
	Purchases of services to other related parties	76,751	36,767	13,806
		548,763	758,443	350,951
	(c) Financial Results
	Income from joint ventures	5,645	3,804	2,867
		5,645	3,804	2,867

	(d) Dividends
	Dividends received from associated companies	69,216	64,189	78,926
	Dividends distributed to Techint Holdings S.àr.l.	385,347	321,122	192,673

Consolidated Financial Statements For the years ended 2023, 2022 and 2021 - all amounts in thousands of U.S. dollars, unless otherwise stated

		At December 31,
(ii)	Period-end balances	2023	2022
	(a) Arising from sales / purchases of goods / services
	Receivables from associated companies	7,589	9,012
	Receivables from joint ventures	63,374	60,123
	Receivables from other related parties	62,986	78,370
	Payables to associated companies	(21,012)	(113,738)
	Payables to joint ventures	(28,361)	(28,490)
	Payables to other related parties	(11,488)	(13,283)
		73,088	(8,006)
	(b) Financial debt
	Finance lease liabilities from associated companies	(1,459)	(1,650)
	Finance lease liabilities from other related parties	(375)	(483)
		(1,834)	(2,133)

In addition to the tables above, the Company issued various guarantees in favor of Techgen; for further details, please see note 14 (c and d) and note 27 (ii) to these Consolidated Financial Statements. No other material guarantees were issued in favor of other related parties.

Directors and senior management compensation

During the years ended December 31, 2023, 2022 and 2021, the cash compensation of Directors and Senior managers amounted to $47.5 million, $35.2 million and $37.7 million respectively. These amounts include cash benefits paid to certain senior managers in connection with the pre-existing retirement plans. In addition, Directors and Senior managers received 388, 437 and 382 thousand units for a total amount of $5.6 million, $5.1 million and $3.9 million respectively in connection with the Employee retention and long-term incentive program mentioned in note II.P.3 “Employee benefits – Other long-term benefits” to these Consolidated Financial Statements.

32	Principal accountant fees

Total fees accrued for professional services rendered by PwC Network firms to Tenaris S.A. and its subsidiaries are detailed as follows:

	Year ended December 31,
	2023	2022	2021
Audit fees	4,386	3,966	3,804
Audit-related fees	273	255	220
Tax fees	148	—	—
All other fees	14	11	5
Total	4,821	4,232	4,029

In addition, PwC Network firms rendered $242 thousand for tax services to the recently acquired Mattr’s pipe coating business unit.

Consolidated Financial Statements For the years ended 2023, 2022 and 2021 - all amounts in thousands of U.S. dollars, unless otherwise stated

33	Principal subsidiaries

The following is a list of Tenaris’s principal subsidiaries and its direct and indirect percentage of ownership of each controlled company at December 31, 2023.

Company	Country of Incorporation	Main activity	Percentage of ownership at December 31, (*)
			2023	2022	2021
ALGOMA TUBES INC.	Canada	Manufacturing of welded and seamless steel pipes	100%	100%	100%
BREDERO SHAW INTERNATIONAL B.V. and subsidiaries	Netherlands	Holding company and supplier of pipe coating services	100%	NA	NA
CONFAB INDUSTRIAL S.A. and subsidiaries	Brazil	Manufacturing of welded steel pipes	100%	100%	100%
DALMINE S.p.A. and subsidiaries	Italy	Manufacturing of seamless steel pipes	100%	100%	100%
EXIROS B.V. and subsidiaries (a)	Netherlands	Procurement and trading services	50%	50%	50%
HYDRIL COMPANY and subsidiaries	USA	Manufacture and marketing of premium connections	100%	100%	100%
MAVERICK TUBE CORPORATION and subsidiaries	USA	Manufacturing of welded and seamless steel pipes	100%	100%	100%
P.T. SEAMLESS PIPE INDONESIA JAYA	Indonesia	Manufacturing of seamless steel products	89%	89%	89%
S.C. SILCOTUB S.A.	Romania	Manufacturing of seamless steel pipes	100%	100%	100%
SAUDI STEEL PIPE CO. and subsidiaries (b)	Saudi Arabia	Manufacturing of welded steel pipes	48%	48%	48%
SIAT SOCIEDAD ANONIMA	Argentina	Manufacturing of welded steel pipes	100%	100%	100%
SIDERCA SOCIEDAD ANONIMA INDUSTRIAL Y COMERCIAL and subsidiaries (c)	Argentina	Manufacturing of seamless steel pipes	100%	100%	100%
TALTA - TRADING E MARKETING SOCIEDADE UNIPESSOAL LDA.	Portugal	Holding company	100%	100%	100%
TENARIS BAY CITY, INC.	USA	Manufacturing of welded and seamless steel pipes	100%	100%	100%
TENARIS CONNECTIONS BV	Netherlands	Development, management and licensing of intellectual property	100%	100%	100%
TENARIS FINANCIAL SERVICES S.A.	Uruguay	Financial company	100%	100%	100%
TENARIS GLOBAL SERVICES (CANADA) INC.	Canada	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES (U.S.A.) CORPORATION	USA	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES (UK) LTD	United Kingdom	Holding company and marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES S.A. and subsidiaries	Uruguay	Holding company, marketing and distribution of steel products	100%	100%	100%
TENARIS INVESTMENTS (NL) B.V. and subsidiaries	Netherlands	Holding company	100%	100%	100%
TENARIS GLOBAL SERVICES and INVESTMENTS S.àr.l. and subsidiaries	Luxembourg	Holding company	100%	100%	100%
TENARIS QINGDAO STEEL PIPES LTD.	China	Processing of premium joints, couplings and automotive components	100%	100%	100%
TENARIS TUBOCARIBE LTDA.	Colombia	Manufacturing of welded and seamless steel pipes	100%	100%	100%
TUBOS DE ACERO DE MEXICO, S.A. and subsidiaries	Mexico	Manufacturing of seamless steel pipes	100%	100%	100%

(*) All percentages rounded.

Tenaris holds 40% of Tubular Technical Services Ltd. and Pipe Coaters Nigeria Ltd., 49% of Tubulars Finishing Nigeria Limited, 49% of Amaja Tubular Services Limited, 60% of Tenaris Baogang Baotou Steel Pipes Ltd. Until 2022 held 98.4% of Tenaris Supply Chain S.A. and, until 2021 held 49% of Tubular Services Angola Lda.

(a) Tenaris holds 50% of the voting rights. The Company recognizes the assets, liabilities, revenue and expenses in relation to its interest in the joint operation.

(b) Saudi Steel Pipe Co. is a public company listed in the Saudi Arabian Stock Exchange (Tadāwul), Tenaris holds 47.79% and has the right to nominate the majority of the votes of the board of directors, therefore Tenaris has control over SSPC. Since May, 2023, Saudi Steel Pipe Co. holds 57.3% of Global Pipe Company, therefore Tenaris has control over GPC.

(c) Until its liquidation in April 2023, Siderca held 51% of NKKTubes.

Consolidated Financial Statements For the years ended 2023, 2022 and 2021 - all amounts in thousands of U.S. dollars, unless otherwise stated

34	Business combinations

The application of the purchase method requires certain estimates and assumptions, mainly concerning the determination of the fair values of the acquired intangible assets, property, plant and equipment as well as the liabilities assumed at the date of the acquisition, including the timing and amounts of cash flow projections, the revenue growth rates, the customer attrition rates and the discount rate. The fair values determined at the acquisition date are based on discounted cash flows and other valuation techniques.

The preliminary purchase price allocations were carried out with the assistance of third-party experts. Following IFRS 3, the Company will continue reviewing the allocations and make any necessary adjustments during the twelve months following each of the acquisition dates.

Whenever applicable, Tenaris recognizes the non-controlling interest at the proportionate share of the acquiree’s net identifiable assets.

Global Pipe Company acquisition

▪	Acquisition and price determination

On May 17, 2023, SSPC acquired 22.3% of the shares of GPC from Erndtebruecker Eisenwerk (“EEW”), a German company that owned a 35% interest in GPC, for a purchase price of $6.3 million, paid in cash. SSPC already owned 35% interest in GPC, and, as a result of this transaction, SSPC currently holds a 57.3% interest in GPC.

The Company consolidates GPC’s balances and results of operations as from May 17, 2023. The acquired business , which, contributed revenues of $144.2 million with a minor contribution to Tenaris’s results for the period starting May 17, 2023 and ending December 31, 2023, were assigned to Tubes segment. Had the transaction been consummated on January 1, 2023, then Tenaris’s unaudited pro forma net sales and net income would not have changed materially.

▪	Fair value of net assets acquired

The allocation of the fair values determined for the assets and liabilities arising from the acquisition is as follows:

Fair value of acquired assets and liabilities as of acquisition date (May, 17, 2023):	$ million
Property, Plant and Equipment	173
Working capital	34
Cash and Cash Equivalents	2
Borrowings	(123)
Other assets and liabilities, net	(6)
Net assets acquired	80

Tenaris accounted for this transaction as a step-acquisition whereby Tenaris’s ownership interest in GPC held before the acquisition, which amounted to $23.5 million, was remeasured to fair value at that date. As a result, Tenaris recorded a gain of approximately $4.5 million resulting from the difference between the carrying value of its initial investments in GPC and the fair value, which was included in Equity in earnings of non-consolidated companies in the Consolidated Income Statement. The non-controlling interests in GPC amounted to $34.1 million.

The fair value of the net assets and liabilities acquired shown above amounted to approximately $80 million. As a result of the acquisition, Tenaris recognized an additional gain for approximately $11.5 million also included in Equity in earnings of non-consolidated companies in the Consolidated Income Statement.

Acquisition-related costs for the year ended 2022 were not material and for the year ended December 31, 2023, amounted to $0.3 million and were included in general and administrative expenses.

SSPC and the other owners of GPC have issued corporate guarantees to secure the repayment of loan agreements entered into by GPC with the Saudi Investment Development Fund, the Saudi British Bank, the National Commercial Bank and Banque Saudi Fransi to finance GPC’s capital expenditures and working capital.

As a result of this acquisition, SSPC assumed a portion of EEW’s corporate guarantees. As of December 31, 2023, SSPC’s aggregate exposure to GPC’s financial debt amounted to $72 million.

Consolidated Financial Statements For the years ended 2023, 2022 and 2021 - all amounts in thousands of U.S. dollars, unless otherwise stated

Acquisition of Anticorrosion Coating Assets in Italy

▪	Acquisition and price determination

On July 1, 2023, an Italian subsidiary of the Company completed its previously announced acquisition of all of the assets and related rights, duties, liabilities and contracts of Isoplus Mediterranean S.r.l.’s (“Isoplus”) anticorrosion coating division for EUR9.0 million (approximately $9.8 million) paid in cash.

Isoplus was established in 2009 in Villamarzana in Italy. It operates in an area of about 65,000 square meters (covered and uncovered) with pipe pre-insulation (district heating) and anticorrosive coating (oil & gas) production lines.

The Company consolidated Isoplus anticorrosion coating division balances and results of operations as from July 1, 2023. The acquired business revenues, assigned to Tubes segment, were not material, with a minor contribution to the Company’s results for the period starting July 1, 2023 and ending December 31, 2023. Had the transaction been consummated on January 1, 2023, then Tenaris’s unaudited pro forma net sales and net income would not have changed materially.

▪	Fair value of net assets acquired

The allocation of the fair values determined for the assets and liabilities arising from the acquisition is as follows:

Fair value of acquired assets and liabilities as of acquisition date (July, 1, 2023):	$ million
Property, Plant and Equipment	11
Working capital	2
Net assets acquired	13

The fair value of the net assets and liabilities acquired shown above amounted to approximately $13 million. As a result of the acquisition, Tenaris recognized an additional gain for approximately $3.2 million also included in Other Income and Expenses in the Consolidated Income Statement.

Acquisition-related costs for year ended December 31, 2023, were not material and were included in general and administrative expenses.

Acquisition of Republic Tube pipe processing facility

▪	Acquisition and price determination

On September 6, 2023, a U.S. subsidiary of the Company acquired all of the assets and related rights, duties, liabilities and contracts of Republic Tube LLC’s OCTG pipe processing facility in Houston, Texas. The final acquisition price amounted to $90.5 million in cash.

The plant, located on the northeast side of Houston, adds heat treatment and finishing lines, further complementing Tenaris’s existing operations, and increasing its capacity to serve the domestic market.

The Company consolidated the balances and results of operations of the acquired business as from September 6, 2023.

The acquired business revenues, assigned to Tubes segment, were not material, with a minor contribution to the Company’s results for the period starting September 6, 2023, and ending December 31, 2023. Had the transaction been consummated on January 1, 2023, then Tenaris’s unaudited pro forma net sales and net income would not have changed materially.

▪	Fair value of net assets acquired

The allocation of the fair values determined for the assets and liabilities arising from the acquisition is as follows:

Fair value of acquired assets and liabilities as of acquisition date (September, 6, 2023):	$ million
Property, Plant and Equipment	85
Working capital	(1)
Other assets and liabilities, net	2
Net assets acquired	85

Consolidated Financial Statements For the years ended 2023, 2022 and 2021 - all amounts in thousands of U.S. dollars, unless otherwise stated

The fair value of the net assets and liabilities acquired shown above amounted to approximately $85.5 million. As a result of the acquisition, Tenaris recognized goodwill for approximately $5.0 million. The goodwill is deductible for tax purposes.

The goodwill generated by the acquisition is mainly attributable to the synergy created following the integration between the businesses, which is expected to enhance Tenaris’s position as well as its local manufacturing presence in the U.S. market, and also expand its services capabilities.

Acquisition-related costs for the year ended December 31, 2023, amounted to $0.5 million and were included in general and administrative expenses.

Acquisition of the Pipe Coating Business Unit of Mattr

▪	Acquisition and price determination

On November 30, 2023, Tenaris completed the acquisition of Mattr’s pipe coating business unit for $182.6 million paid in cash. Under the purchase contract, the acquisition price was paid based on an estimated closing statement; the final price is subject to a true-up adjustment based on actual amounts of cash, indebtedness, working capital and certain other items as of the closing date, which are currently being assessed by management and will be subsequently reviewed by the seller.

The business acquired includes nine plants located in Canada, Mexico, Norway, Indonesia, the UAE and the U.S., and several mobile concrete plants. The business also includes world-class R&D facilities in Toronto and Norway and a wide IP/product portfolio.

The Company consolidated the balances and results of operations of the acquired business as from November 30, 2023.

The acquired business contributed revenues of $77.0 million mainly related to spot projects, with a minor contribution to Tenaris’s results for the period starting November 30, 2023 and ending December 31, 2023, were assigned to Others segment. Had the transaction been consummated on January 1, 2023, then Tenaris’s unaudited pro forma net sales and net income would not have changed materially.

▪	Fair value of net assets acquired

The allocation of the fair values determined for the assets and liabilities arising from the acquisition is as follows:

Fair value of acquired assets and liabilities as of acquisition date (November 30, 2023):	$ million
Property, Plant and Equipment	126
Intangible assets	29
Working capital	(13)
Cash and Cash Equivalents	21
Provisions	(7)
Other assets and liabilities, net	13
Net assets acquired	169

The fair value of the net assets and liabilities acquired shown above amounted to approximately $169.0 million. As a result of the acquisition, Tenaris recognized goodwill for approximately $13.6 million. The goodwill is not deductible for tax purposes. The allocations of the purchase price will be finalized once all the information is obtained, but not to exceed one year from the acquisition date.

Acquisition-related costs for the year ended December 31, 2023, amounted to $1.1 million and were included in general and administrative expenses.

Consolidated Financial Statements For the years ended 2023, 2022 and 2021 - all amounts in thousands of U.S. dollars, unless otherwise stated

35	Nationalization of Venezuelan subsidiaries

Following the nationalization by the Venezuelan government of the Company’s interests in its majority-owned subsidiaries TAVSA - Tubos de Acero de Venezuela S.A. (“Tavsa”) and Matesi Materiales Siderúrgicos S.A (“Matesi”) and in Complejo Siderúrgico de Guayana, C.A (“Comsigua”), the Company and its wholly-owned subsidiary Talta - Trading e Marketing Sociedad Unipessoal Lda (“Talta”) initiated arbitration proceedings against Venezuela before the ICSID in Washington D.C. in connection with these nationalizations and obtained favorable awards, which are final and not subject to further appeals.

Matesi

On January 29, 2016, the tribunal released its award on the arbitration proceeding concerning the nationalization of Matesi. The award upheld Tenaris’s and Talta’s claim and granted compensation in the amount of $87.3 million for the breaches and ordered Venezuela to pay an additional amount of $85.5 million in pre-award interest, aggregating to a total award of $173.0 million (including $0.2 million of legal fees), payable in full and net of any applicable Venezuelan tax, duty or charge.

On June 8, 2018, Tenaris and Talta filed an action in federal court in the District of Columbia to recognize and enforce the award in the United States. On July 17, 2020, the court entered judgment recognizing the Matesi award. The judgment orders Venezuela to pay to Tenaris and Talta an amount of $256.4 million, including principal and post-award interest through the judgment date, and provides for post-judgment interest to accrue on this sum at the U.S. federal statutory rate.

Tavsa and Comsigua

On December 12, 2016, the tribunal issued its award upholding Tenaris’s and Talta’s claim and granted compensation in the amount of $137.0 million and ordered Venezuela to pay an additional amount of $76.0 million in pre-award interest and to reimburse Tenaris and Talta $3.3 million in legal fees and ICSID administrative costs. In addition, Venezuela was ordered to pay interest from April 30, 2008, until the day of effective payment at a rate equivalent to LIBOR + 4% per annum.

On June 8, 2018, Tenaris and Talta filed an action in federal court in the District of Columbia to recognize and enforce the award in the United States. On March 29, 2021, the court granted Tenaris’s and Talta’s request to recognize the Tavsa award and on August 24, 2021, the court entered judgment in favor of Tenaris and Talta and against Venezuela in the amount of $276.9 million, with post-judgment interest accruing from the date of judgment at the federal statutory post-judgment interest rate. On November 5, 2021, the court, in response to a motion by Tenaris and Talta, amended the judgment amount to $280.7 million, with post-judgment interest continuing to accrue from August 24, 2021, at the federal statutory post-judgment interest rate.

Transfer of the Awards and Judgements

On January 25, 2023, Tenaris and Talta entered into an awards purchase agreement with an unaffiliated purchaser pursuant to which Tenaris and Talta agreed to sell all of their rights, title and interests in the above-referenced claims, awards and judgements, including all post-award or post-judgement interest accruing on the awards and judgements, for a purchase price of $81 million, plus a non-refundable signing payment of $1 million as reimbursement of expenses.

After the U.S. Office of Foreign Assets Control approved the transfer of the awards and judgements to the purchaser, the transfer was consummated on September 7, 2023. As a result, the Company collected $82 million in the year ended December 31, 2023. The Company does not maintain any residual interest in these awards and judgements. The net result derived from this operation amounted to $33.3 million.

Consolidated Financial Statements For the years ended 2023, 2022 and 2021 - all amounts in thousands of U.S. dollars, unless otherwise stated

36	Termination of NKKTubes joint venture

NKKTubes, a company owned 51% by Tenaris and 49% by JFE Holdings Inc. (“JFE”), used to operate a seamless pipe manufacturing facility in Japan, located in the Keihin steel complex owned by JFE. On March 27, 2020, JFE informed Tenaris of its decision to permanently cease as from JFE’s fiscal year ending March 2024 the operations of its steel manufacturing facilities located at the Keihin complex. On November 2, 2021, Tenaris and JFE agreed to terminate amicably their joint venture and liquidate NKKTubes. On November 2, 2022, Tenaris and JFE entered into a definitive wrap-up agreement. NKKTubes was liquidated on April 28, 2023.

37	Share Buyback Program

On November 1, 2023, the Company’s board of directors approved a share buyback program of up to $1.2 billion (which, at the closing price of November 1, 2023 on the Milan Stock Exchange, would represent approximately 75.4 million shares, or 6.4% of the outstanding shares), to be executed within a year, with the intention to cancel the ordinary shares acquired through the program.

The buyback program is being carried out under the authority granted by the annual general meeting of shareholders held on June 2, 2020, which may be renewed or extended, up to a maximum of 10% of the Company’s shares. The buybacks may be ceased, paused and continued at any time, subject to compliance with applicable laws and regulations.

The program is divided into tranches. For purposes of carrying out the first tranche of the buyback program, Tenaris entered into a non-discretionary buyback agreement with a primary financial institution that makes trading decisions concerning the timing of the purchases of Tenaris’s ordinary shares independently of and uninfluenced by Tenaris and must act in compliance with applicable rules and regulations, including the Market Abuse Regulation 596/2014 and the Commission Delegated Regulation (EU) 2016/1052. Under the buyback agreement, purchases of shares may continue during any blackout periods.

During 2023, the Company purchased 12,648,091 shares, for a value of $213.7 million. As of December 31, 2023, the Company held a liability in connection to the shares to be settled under the first tranche of the buyback program that amounted to $86.2 million. On January 12, 2024, the first tranche of the share buyback program was completed.

Further information on the buyback transactions is available on Tenaris’s corporate website under the Share Buyback Program Section.

38	Climate change

Tenaris carefully assesses the potential impact of climate change and energy transition on its business and on the risks to its markets and its tangible and intangible assets, and adapts its business strategy accordingly.

In February 2021 Tenaris set a medium-term target to reduce its carbon emissions intensity rate by 30% by 2030, compared to a 2018 baseline, considering Scopes 1 and 2 emissions plus Scope 3 emissions related to raw materials and steel purchased from third parties. Tenaris encourages the use of sustainable practices among its suppliers and, in March 2023, it adopted a Sustainable Sourcing Policy to enhance its efforts in this area. The new Sustainability Sourcing Policy will help Tenaris to understand better the real emission levels of its suppliers and identify further opportunities for improvement. The Company aims to achieve this target by using a higher proportion of recycled steel scrap in the metallic mix and by making investments to increase energy efficiency and the use of renewable energy in its energy requirements.

In particular, a large proportion of these investments are being directed to installing renewable energy capacity for use in the Company’s operations. In October 2023, following an investment of approximately $200 million, Tenaris put into operation a wind farm in Argentina, which supplies 103.2 MW of power, or close to 50% of its total electric power requirements, through the interconnected grid, to its industrial facilities in Campana. The wind farm will reduce Tenaris’s CO2 emissions at the facility by 152,000 tons per year compared to 2018. In November 2023 the Company’s Board of Directors approved an investment plan to build a second wind farm in Argentina at a cost of approximately $214 million, which would supply a further 30% of the current energy requirements of its facilities in Campana, and reduce Tenaris’s CO2 emissions by a further 102,500 tons per year. The medium-term target forms part of a broader objective of decarbonizing our operations and reaching carbon neutrality. At the same time, the Company is increasing its sales for low-carbon energy applications, such as hydrogen, geothermal and carbon capture and storage. These sales currently account for a relatively small proportion of overall sales but are expected to grow in the coming years.

Consolidated Financial Statements For the years ended 2023, 2022 and 2021 - all amounts in thousands of U.S. dollars, unless otherwise stated

In its assessment, Tenaris also considers that the countries in which it operates and its customers are also establishing their own decarbonization strategies and objectives, and that some customers are requesting specific information from their suppliers, including Tenaris, concerning the carbon emissions and Environmental, Social and Governance (“ESG”) practices in their supply chain, and that they may adjust their supply practices in light of that information.

The recoverable value assessments performed by the Company for purposes of the preparation of these financial statements reflects management’s views on energy transition and climate change and their potential medium- and long-term impact on Tenaris’s operations and its sales. In addition, the Company carefully monitors the medium- and long-term outlook scenarios published by leading industry experts on how the energy transition could affect global demand for energy and oil and gas and how this could affect the global demand for tubular products and its sales. Furthermore, estimates and assumptions used in the Company’s impairment tests over long-lived assets and goodwill, useful lives of assets, capital and research and development expenditures, inventory valuation, recovery of deferred tax assets and provisions, and contingent liabilities are based on available information and current government regulations on energy transition and climate-related matters, as well as on Tenaris’s current short-term investment plans. As of the date of these financial statements, the Company does not believe that climate-related matters should trigger any material adjustments to the conclusions of its impairment tests or the valuation of the above mentioned areas.

39	Events after the reporting period

Annual Dividend Proposal and Second Tranche of Share Buyback Program

Upon approval of the Company´s annual accounts in March 2024, the Board of Directors intends to propose, for the approval of the Annual General Shareholders' meeting to be held on April 30, 2024, the payment of an annual dividend of $0.60 per share ($1.20 per ADS), or approximately $700 million, which includes the interim dividend of $0.20 per outstanding share ($0.40 per ADS) or approximately $235 million, paid on November 22, 2023. If the annual dividend is approved by the shareholders, a dividend of $0.40 per share ($0.80 per ADS), or approximately $465 million will be paid on May 22, 2024, with an ex-dividend date of May 20, 2024. These Consolidated Financial Statements do not reflect this dividend payable.

The second $300 million tranche of the Company’s previously announced $1.2 billion share buyback program is expected to begin on Monday, February 26, 2024.

Alicia Móndolo

Chief Financial Officer